As filed with the Securities and Exchange Commission on July 29, 2015

 1933 Act File No. 333-191707
1940 Act File No. 811-22891

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[  ]  Pre-Effective Amendment No. __
[X] Post-Effective Amendment No.  2
and/or

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
 [X] Amendment No. 6

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND (Exact name of Registrant as Specified in Charter)

30 Doaks Lane
Marblehead, Massachusetts 01945
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (781) 639-3000

Randall Carrigan, Esq.
Managing Principal, Chief Legal and Compliance Officer
Little Harbor Advisors, LLC
30 Doaks Lane
Marblehead, Massachusetts  01945
(Name and Address of Agent for Service)

COPY TO:

John Hunt, Esq.
Nutter, McClennen & Fish LLP
155 Seaport Boulevard
Boston, Massachusetts 02210

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box:   [X]

It is proposed that this filling will become effective (check appropriate box)
[  ] when declared effective pursuant to Section 8(c)
[  ] immediately upon filing pursuant to paragraph (b) of Rule 486
[X] on August 1, 2015 pursuant to paragraph (b) of Rule 486
[  ] 60 days after filing pursuant to paragraph (a) of Rule 486
[  ] on (date) pursuant to paragraph (a) of Rule 486

PROSPECTUS

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

Shares of Beneficial Interest

Little Harbor MultiStrategy Composite Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company.

The Fund’s investment objective is to realize long-term, risk-adjusted returns that are attractive as compared to those returns of traditional public equity and fixed-income markets.  The Fund intends to pursue its investment objective by investing primarily in securities, derivative instruments and commodities through the allocation of the Fund’s assets among separate accounts (each, a “Portfolio Account”).  One or more of the Portfolio Accounts may engage in the use of leverage.  Each Portfolio Account is managed by a separate portfolio adviser (each, a “Portfolio Adviser”) selected by Little Harbor Advisors, LLC (the “Investment Manager”), the Fund’s investment manager, subject to the approval of the trustees of the Fund (the “Trustees”) and shareholders of the Fund.  Each Portfolio Adviser is expected to employ a proprietary investment strategy in managing those Fund assets allocated to it. The Portfolio Advisers’ investment strategies are intended to be complementary to allow the Fund to pursue its objective in a variety of market conditions.  For more information, see “Investment Objective and Strategy—Investment Strategy—Portfolio Advisers” and  “Principal Risk Factors—Risks Associated with the Structure and Operation of the Fund—Investments in Collective Investment Funds.”

This prospectus (this “Prospectus”) applies to the offering of shares of beneficial interest (the “Shares”) in the Fund.  The Shares have been and are expected to continue to be offered on a continuous basis at the then-current net asset value per share, plus any applicable sales load, as described in this Prospectus.  As of June 30, 2015, the net asset value of each Share was $500.73.  In accordance with the registration statement to which this Prospectus relates, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), the Fund has registered under the Securities Act of 1933, as amended, the offer and sale of $300,000,000 in Shares.

●	The Shares are not expected to be listed on any exchange.

●	No person who holds Shares, including any person holding Shares who has been admitted as a shareholder of the Fund (each, a “Shareholder”), will have the right to require the Fund to redeem any Shares, and the Shares will otherwise have limited liquidity, as described in this Prospectus.

●	Transfer of Shares is restricted. Generally, Shares may only be transferred with the consent of the Trustees and you should not expect to be permitted to sell your Shares.

OFFERING

	Per Share	Total
Offering Amount(1)	(1)	$300,000,000
Maximum Sales Load as a percentage of the purchase amount(2)	2.0%	2.0%
Proceeds to the Fund(3)	(1)	$294,000,000

(1)
The Shares are offered on a continuous basis at the then-current net asset value per share, plus any applicable sales load, as described in this Prospectus.  See “Subscription for Shares—The Offering” below.

(2)
Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of the Shares on a best efforts basis, subject to various conditions.  The Shares may be offered through other brokers or dealers that have entered into selling agreements with the Distributor.  The Distributor may re-allow the full amount of the sales load to the brokers or dealers that act as selling agents for the Fund.  The actual sales load paid by a Shareholder may vary among selling agents.  Shareholders should consult with their financial intermediaries about any additional fees or charges they might impose.

(3)
Proceeds to the Fund reflect a sales load of up to 2 percent. The combined organizational and initial offering costs of the Fund, which are in addition to any sales loads, were $904,000. These expenses, when due, will be paid initially by the Investment Manager. The Fund has agreed to repay the Investment Manager. See “Management of the Fund—Undertaking to Limit Certain Expenses and Pay Certain Costs” below. The Fund’s organizational costs will be expensed at the time they are deemed to be a Fund liability or obligation (either when they are paid or can be determined to be probable and estimable), and offering costs will be deferred and amortized over the ensuing 12 months at the time they are deemed to be a Fund liability or obligation.

IF YOU PURCHASE SHARES IN THE FUND, YOU WILL BECOME BOUND BY THE TERMS AND CONDITIONS OF THE AGREEMENT AND DECLARATION OF TRUST OF THE FUND, AS AMENDED FROM TIME TO TIME.

Investments in the Fund may be made only by “Eligible Shareholders” as defined in this Prospectus.  See “Subscription for Shares—Eligible Shareholders.”

An investment in the Fund should be considered a speculative investment that entails substantial risks.  There is no guarantee that the Fund will achieve its investment objective.  Prospective investors should refer to the principal risk factors found on page 31 of this Prospectus under the heading “Principal Risk Factors” prior to making an investment in the Fund.

This Prospectus sets forth concisely information that you should know about the Shares before investing.  You are advised to read this Prospectus fully and carefully and to retain it for future reference.  Additional information about the Fund, including the Fund’s Statement of Additional Information dated August 1, 2015 (the “SAI”), has been filed with the SEC.  The SAI is incorporated by reference into this Prospectus in its entirety.  The table of contents of the SAI appears on page 70 of this Prospectus.  You may request without charge a copy of the SAI, the Fund’s annual and semi-annual reports (when they are available), request other information about the Fund, or make shareholder inquiries by writing to or calling UMB Fund Services, Inc., the Fund’s transfer agent, at (844) 454-2672.  The Fund currently does not have a website on which it will publish its SAI and annual and semi-annual reports.  You also may obtain the SAI, material incorporated by reference into this Prospectus and other information about the Fund on the SEC’s website (http://www.sec.gov).

THE SECURITIES AND EXCHANGE COMMISSION AND THE COMMODITY FUTURES TRADING COMMISSION HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No broker-dealer, salesperson, or other person is authorized to give an investor any information or to represent anything not contained in this Prospectus.  As an investor, you must not rely on any unauthorized information or representations that anyone provides to you, including information not contained in this Prospectus, the SAI or the accompanying exhibits.  The information contained in this Prospectus is current only as of the date of this Prospectus.

The Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

Prospective investors should not construe the contents of this Prospectus as legal, tax, financial, or other advice.  Each prospective investor should consult with his or her own professional advisers as to the legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

The date of this Prospectus is August 1, 2015.

SUMMARY OF FUND EXPENSES

The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.  The table assumes the reinvestment of all dividends and distributions at net asset value.  As the Fund recently began investment operations and thus, currently has limited operating history, many of the expenses are estimates. For a more complete description of the various fees and expenses of the Fund, see “Subscription for Shares” and “Management of the Fund.”

Shareholder Transaction Expenses:

Maximum Sales Load (as a percentage of the offering price)(1)	2.00%

Annual Expenses (as a percentage of net assets of the Fund):

Management Fee(2)	2.00%

Incentive Fee (20% of net profits) (3)	--

Shareholder Servicing Fee(4)	0.25%

Other Expenses(5)	0.65%

Acquired Fund Expenses(6)	0.18%

Total Annual Expenses (other than Incentive Fee)(5)	3.08%

(1)	Shares may be offered through brokers or dealers (selling agents) that have entered into selling agreements with the Distributor. Shares are sold subject to a sales load of up to 2 percent. The sales load is a Shareholder expense, not a Fund expense. The actual sales load paid by investors acquiring Shares may vary among selling agents. Shareholders should consult with their financial intermediaries about any additional fees or charge the financial intermediaries might impose. See “Subscription of Shares—Distribution Arrangements,” below.

(2)	The Management Fee is paid directly to the Investment Manager by the Fund. The Portfolio Advisers are paid a portion of the Management Fee received by the Investment Manager based on the percentage of Fund assets allocated to the Portfolio Account managed by each Portfolio Adviser. For more information concerning payments to the Investment Manager, see “Management of the Fund—Investment Manager—Management Fee” below.

(3)	The Incentive Fee is calculated based on the performance of the Fund as a whole, and not separately for each Portfolio Account. The Incentive Fee is calculated and paid quarterly in arrears. The amount of the Incentive Fee for any quarter equals 20 percent of the Fund’s “Pre-Incentive Fee Net Profits” (as defined below) for that quarter. The Fund’s “Pre-Incentive Fee Net Profits (or Losses)” for a specific quarter means an amount equal to (a) the sum of the interest income dividend income and any other income accrued by the Fund during the quarter and all realized and unrealized gains during such quarter, minus (b) the Fund’s accrued operating expenses for the quarter (including the Management Fee), other than the Incentive Fee due for that quarter and all realized and unrealized losses during such quarter. No Incentive Fee will be payable, however, for any quarter unless all Pre-Incentive Fee Net Loss from prior quarters has been recovered in full by the Fund, occasionally referred to as a “high water mark” calculation. The Pre-Incentive Fee Net Losses, if any, to be recovered before payment of any Incentive Fees will be reduced proportionately in the event of withdrawals by Shareholders. See “Management of the Fund—Investment Manager—Incentive Fee” below. There is no guarantee that the Fund will have any Pre-Incentive Fee Net Profits in its first or any fiscal quarter.

The Incentive Fee is paid by the Fund to the Investment Manager. The Portfolio Advisers are paid a portion of the Incentive Fee received by the Investment Manager based on a percentage of Fund assets allocated to the Portfolio Account managed by each Portfolio Adviser.

(4)	Includes fees payable to the Investment Manager or one of its affiliates for services provided to Shareholders and/or the maintenance of Shareholder accounts including, among other services, responding to Shareholder inquires and providing information on their investments in the Fund.

(5)	Estimated assuming Fund net assets of $100 million. Actual net assets of the Fund will vary over time and, at any one time, may be higher or lower.

Through March 31, 2016, the Investment Manager has agreed to waive some or all of the fees that it receives from the Fund and/or reimburse the Fund for some or all of the expenses incurred by the Fund if and to the extent that the Fund administration and Fund accounting servicing fees (collectively, “Fund Administration Expenses”) exceed an annual rate of 0.45 percent of the Fund’s net assets.

“Other Expenses” includes approximately $111,000 of the Fund’s organizational and initial offering costs (the “Organizational and Offering Costs”). The amount of the Organizational and Offering Costs increases as the Fund sells more Shares, even if the amount of the Fund’s net assets decreases after such sales. The aggregate amount of the Organizational and Offering Costs is approximately $904,000. The Investment Manager has agreed to pay the Organizational and Offering Costs subject to reimbursement from the Fund under certain conditions.

The Fund has agreed to pay the Investment Manager an amount equal to the amount of any Fund Administration Expenses waived or reimbursed or Organizational and Offering Costs paid or reimbursed by the Investment Manager, provided that: (a) payment or reimbursement for Fund Administration Expenses and Organizational and Offering Costs will be made only if payable on or before February 2, 2018 (i.e., not more than three years from the date the Fund commenced investment operations); and (b) payment or reimbursement will only be made to the extent that Fund Administration Expenses are less than the annual rate of 0.45 percent of the Fund’s net assets. The Fund’s organizational costs will be expensed at the time they are deemed to be a Fund liability or obligation (either when they are paid or can be determined to be probable and estimable) and offering costs will be deferred and amortized over the ensuing 12 months at the time they are deemed to be a Fund liability or obligation.

(6)	Shareholders indirectly bear a portion of the expenses incurred by the Fund as an investor in any collective investment fund in which the Fund’s assets are invested.

Example:

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5 percent annual return	$50	$113	$178	$352

The “Example” is based on the expenses set forth in the table above and should not be considered a representation of the Fund’s future expenses. Actual expenses of the Fund may be higher or lower than those shown.  Moreover, the annual return may be greater or less than the hypothetical 5 percent return in the table above; if the annual return were greater, the amount of fees and expenses would increase, perhaps significantly as a result of the Incentive Fee.

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FINANCIAL HIGHLIGHTS

These financial highlights are intended to help you understand the Fund’s financial performance for the period of the Fund’s operations from February 2, 2015 (commencement of operations) to March 31, 2015. Certain information reflects financial results for a single Share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements for the period ended March 31, 2015 audited by McGladrey LLP, whose report, along with those financial statements (which are incorporated by reference into the SAI), are included in the Fund’s most recent annual report to Shareholders, which is available at no charge upon request.

NET ASSET VALUE PER SHARE, BEGINNING OF PERIOD(1)	$500.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment loss(2)	(9.40)
Net realized and unrealized gain on investments and futures	18.84

Net Increase in Net Assets from Operations	9.44

NET ASSET VALUE PER SHARE, END OF PERIOD	$509.44

TOTAL RETURN BEFORE INCENTIVE FEE	2.12	%(3)
TOTAL RETURN AFTER INCENTIVE FEE	1.89	%(3)

RATIOS AND SUPPLEMENTAL DATA:

Net Assets, end of period in thousands ($000’s)	5,589
Net investment loss to average net assets, excluding incentive fee	(6.29	)%(4)
Ratio of gross expenses to average net assets, excluding incentive fee	8.69	%(5)
Ratio of expense reimbursement to average net assets	(1.83	)%(6)
Ratio of expense waivers to average net assets	(0.57	)%(7)
Ratio of net expenses to average net assets, excluding incentive fee	6.29	%(4)
Ratio of incentive fee to average net assets	0.30	%(3)
Ratio of net expenses, including incentive fee	6.59	%(8)
Portfolio Turnover	0.00	%(3)

(1)	The net asset value for the beginning period February 2, 2015 (commencement of operations) through March 31, 2015 represents the initial contribution per share of $500.00.

(2)	Calculated using average daily shares outstanding during the period.

(3)	Not annualized.

(4)	Annualized except for certain professional fees of $36,000, as they approximate the annual fee, and an $8,000 expense waiver, as this was a one-time voluntary waiver.

(5)	Annualized except for certain professional fees of $36,000, as they approximate the annual fee.

(6)	Annualized.

(7)	Voluntary waiver of $10,500. $8,000 is not annualized, as this was a one-time voluntary waiver, but $2,500 was annualized to approximate the annual fee that will be waived.

(8)	Annualized except for certain professional fees of $36,000, as they approximate the annual fee, an $8,000 expense waiver, as this was a one-time voluntary waiver, and incentive fees.

The financial ratios do not reflect the Fund’s share of income and expenses of any collective investment fund (such as a hedge fund) in which the Fund has invested.

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

SUMMARY OF TERMS

This “Summary of Terms” is only a summary and does not contain all of the information that a prospective investor should consider before investing in shares of beneficial interests (the “Shares”) in Little Harbor MultiStrategy Composite Fund (the “Fund”).  Before investing, a prospective investor in the Fund should carefully read and retain for future reference the more detailed information appearing elsewhere in this prospectus (this “Prospectus”) and the Fund’s statement of additional information (the “SAI”).

The Fund
Little Harbor MultiStrategy Composite Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.

Management	The trustees of the Fund (the “Trustees”) have overall responsibility for the management and supervision of the business operations of the Fund. See “Management of the Fund.”

Investment Manager
Little Harbor Advisors, LLC (the “Investment Manager”), an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment manager for the Fund.

Investment Objective and Principal Investment Strategy
The Fund’s investment objective is to realize long-term, risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed-income markets.  There can be no assurance that the Fund will achieve its objective.

The Fund intends to pursue its investment objective by investing primarily in U.S. and non-U.S. equities of companies with any market capitalization, fixed income securities of any quality, currencies, derivative instruments, futures contracts, options on futures contracts, and commodities through the allocation of the Fund’s assets among separate accounts (each, a “Portfolio Account”). One or more of the Portfolio Accounts may employ long/short strategies and may engage in the use of leverage through borrowing or derivative instruments.  Each Portfolio Account is managed by a separate portfolio adviser (each, a “Portfolio Adviser”) selected by the Investment Manager, subject to the approval of the Trustees and shareholders of the Fund.  Each Portfolio Adviser is expected to employ a proprietary investment strategy in managing those Fund assets allocated to it. The Portfolio Advisers’ investment strategies are intended to be complementary to allow the Fund to pursue its objective in a variety of market conditions.  The Portfolio Advisers do not coordinate their trades in specific financial instruments and generally are not aware of the investment activities of the other Portfolio Advisers.  The types of securities in which each Portfolio Adviser intends to invest the Fund’s assets, and the investment strategy it intends to use in managing those assets, are set forth in more detail under “Investment Objective and Strategy—Investment Strategy—Portfolio Advisers” below. At the direction of the Investment Manager, a Portfolio Adviser will invest some or all of those Fund assets allocated to it in a collective investment fund (such as a hedge fund) over which the Portfolio Adviser or one of its affiliates has investment discretion.  Fund assets invested in collective investment funds are subject to special risks.  See “Principal Risk Factors—Risks Associated with the Structure and Operation of the Fund—Investments in Collective Investment Funds.”

The Investment Manager typically allocates the Fund’s net assets to approximate an equal dollar value of assets under management in each of the Portfolio Accounts, and rebalances those allocations approximately once per quarter.  Although the Fund expects to allocate its net assets to no less than six Portfolio Accounts at any time, the Investment Manager may allocate as much (including up to 100 percent) or as little of the Fund’s net assets to a particular Portfolio Account as it determines in its sole discretion.

Subject to the approval of the Trustees and the Shareholders, the Investment Manager may engage one or more additional portfolio advisers or replace any Portfolio Adviser with another person.  The Fund and the Investment Manager expect to apply for an exemptive order from the Securities and Exchange Commission (the “SEC”) that would permit the Fund and the Investment Manager to engage additional portfolio advisers or replace a Portfolio Adviser with only Trustee approval. There can be no assurance that such exemptive relief, if applied for, would be granted.

The Fund may also utilize short-term investments for cash management purposes and as defensive investments.  Those instruments may include U.S. government securities, debt obligations of U.S. banks, commercial paper, money market securities and shares of collective investment funds that invest principally in money-market instruments.

The Fund’s investment strategy is subject to certain limitations as a result of its registration under the 1940 Act and its intention to be treated as a “regulated investment company” (a “RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  See “Tax Considerations.”

Portfolio Advisers	The initial Portfolio Advisers and their strategies for managing their Portfolio Accounts are:

Long/Short Equities

●
Buckingham Capital Management, Inc. (“BCM”):  BCM uses a   long/short consumer-focused strategy, with an emphasis on the retail, apparel, and footwear industries, to manage its Portfolio Account.  In pursuing this strategy, BCM uses a fundamental bottom-up research investment approach and complementary qualitative/quantitative risk management processes.  BCM’s strategy invests in long and short positions predominantly in mid- and large-cap U.S. equity securities.  The short portfolio will also include short positions in exchange-traded funds (“ETFs”).

●
Corsair Capital Management, L.P. (“Corsair”):  Corsair uses a long/short, event-driven equity strategy, principally focused on U.S. and Canadian equity securities, to manage its Portfolio Account.  Corsair’s strategy typically employs fundamental analysis and research to create a portfolio primarily of small- and mid-cap companies going through strategic events and/or structural changes, such as spin offs, restructurings and post-bankruptcy reorganizations.

●
Hadron Capital, LLP (“Hadron”):  Hadron’s investment strategy to manage its Portfolio Account is intended to exploit bottom-up dislocations and mispricing in individual securities as well as near-term, catalyst-driven opportunities, usually over a three- to six-month time frame.  Moreover, it is intended to capitalize on value dislocations within a particular company’s capital structure and within a sector or an asset class.  The strategy maintains a broadly market-neutral approach and has a geographic focus on Western Europe with opportunistic involvement in North America and Asia.

●
Zadig Gestion (Luxembourg) S.A.(“Zadig”): Zadig’s investment strategy to manage its Portfolio Account is intended to create a portfolio of securities comprising primarily long and short positions in European equity securities, which maintains low correlation to the overall markets. In pursuing this strategy, Zadig uses a bottom-up, fundamental research approach that is intended to identify and select a concentrated portfolio of securities that has an appropriate risk-adjusted return in the European stock markets. Zadig targets approximately 20 long positions and 10 short positions that together are thematically diversified across cyclical, value and growth stocks of small-, mid-, and large-capitalization companies.

Global Macro

●
Argonaut Management, L.P. (“Argonaut”): Argonaut uses a discretionary global macro investment strategy to manage its Portfolio Account.  The strategy employs a fundamental research approach based on Argonaut’s analysis of macro-economic data, central bank policy and market expectations, as well as Argonaut’s proprietary economic and quantitative research, to form a top-down view of the world economy.  Based upon that view, Argonaut then creates a highly thematic portfolio invested across the four major asset classes of fixed income, equities, foreign exchange and commodities. For the fixed income class, Portfolio Account assets are invested primarily in derivatives linked to sovereign debt and interest rates. For the equity class, Portfolio Account assets generally are invested in financial instruments, such as shares of ETFs and futures contracts, that are intended to track and equity index. For the foreign exchange class, Portfolio Account assets are generally invested in forward contracts and options on forward contracts. For the commodities class, Portfolio Account assets are generally invested in futures contracts and options on futures contracts. While positions can be held for up to six months or more, the strategy uses methods of shorter-term hedges that include foreign exchange hedges, positions in uncorrelated securities, and both put and call options.

●
Eclipse Capital Management, Inc. (“Eclipse”):  Eclipse uses a model-based investment program designed to profit from establishing long and short positions in a broadly diversified global portfolio of equity index, fixed income, currencies, metals, and energies future contracts to manage its Portfolio Account.  Eclipse’s investment approach combines three distinct complementary and largely uncorrelated trading strategies: momentum, mean reversion, and macro fundamental.  Eclipse’s investment program utilizes a multi-level risk management process.  At the position level, each trade is subject to a risk budget, which allows Eclipse to dynamically size positions in order to normalize for volatility. The strategy also uses several portfolio-level risk-management methodologies, including an equity retracement model, which de-levers the Portfolio Account in response to market conditions, and a VaR model, which analyzes volatility and correlations to constrain portfolio-level risk. These methodologies, collectively, are intended to reduce the level of Portfolio Account exposure to changing market risk.

●
Paskewitz Asset Management, LLC (“Paskewitz”):  Paskewitz uses a systematic, short-term countertrend strategy that trades exclusively in S&P 500 E-mini futures contracts. Paskewitz’s strategy is intended to achieve consistent capital growth that is uncorrelated or negatively correlated with the Barclay CTA Index, the S&P 500 index, and the U.S. Government Bond index, as well as all other major hedge fund indices, consistent absolute returns in all likely market scenarios, and portfolio diversification. The fully systematic contrarian program employs multiple models that strive to forecast short and intermediate term tops and bottoms in the S&P 500 Index, and then simultaneously generate trades, buying at identified market bottoms, and selling at identified market tops. The Portfolio Account’s trading portfolio represents the net outcomes of the predictive sub-models. Risk control is both pro-active and reactive. Pro-active risk controls include limits on leverage and scaling of positions appropriate to investor volatility and return objectives, as well as strategy diversification. Typical exposure is approximately 1:1, maximum exposure is approximately 2.2:1 and at times, the strategy may be completely out of the market. Reactive risk controls include a stop loss on positions to assure that catastrophic losses are limited.

●
Revolution Capital Management LLC (“Revolution”):  Revolution’s investment strategy is a systematic, multi-model strategy to manage its Portfolio Account. Revolution’s strategy employs proprietary trading models across a well-diversified basket of traditional commodity and financial futures markets.  The strategy uses statistical pattern recognition of high order price movements to identify short- and medium-term price inefficiencies, and it trades in approximately 33 markets, domestic and foreign, in all major sectors. Revolution’s strategy is expected to generate significant turnover in its Portfolio Account. Limited leverage is used with the maximum expected margin-to-equity ratio restricted to approximately 25 percent. Revolution employs comprehensive risk management strategies that examine per-market volatility, both long- and short-term, inter-market correlations, historical performance, trading program characteristics and the risk profile and type of risk.

Opportunistic Value in Credit and Equity Securities

●
New Generation Advisors, LLC (“New Generation”):  New Generation uses a distressed-bonds and –equities strategy with both long and short positions, primarily focused on the U.S., to manage its Portfolio Account. New Generation takes a bottom-up, fundamental approach, including financial modeling, extensive capital structure analysis and market monitoring techniques, to help identify profit opportunities in securities of companies that are restructuring or that are otherwise turning around.  New Generation’s financial modeling focuses on company cash flows, capital structure and asset valuation.  The portfolio is built from the “bottom up” primarily based on the risk/reward trade-offs of potential investments.  New Generation invests its Portfolio Account assets primarily in publicly traded debt and equity securities, which are generally diversified and liquid although occasionally some of its holdings may be temporarily illiquid.

Subject to the direction of the Investment Manager, a  Portfolio Adviser will invest some or all of those Fund assets allocated to it in a collective investment fund (such as a hedge fund) over which the Portfolio Adviser or one of its affiliates has investment discretion.  By investing in a collective investment fund indirectly through the Fund, a Shareholder will bear the expenses (but not any management or incentive fees) of the collective investment fund in addition to the expenses of the Fund.

Principal Risk Factors:	An investment in the Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

Principal risks of investing in the Fund include:

General Risks of Investing in the Fund

● Investors in the Fund may lose capital. There is no guarantee or representation being made that the Fund’s investment strategy will succeed and that the Fund will achieve its investment objective.

● The values of Fund investments are affected by general economic and market conditions.

●
Failure, or the perception of likely failure, by a market participant could cause market participants upon whom the Fund relies to default on their obligations to the Fund and/or persons upon whom the fund depends, causing the Fund losses.

Risks Associated with the Structure and Operation of the Fund

●
The Fund and the Investment Manager are each newly formed and have no operating history, although certain principals of the Investment Manager, as well as each of the Portfolio Advisers, have significant experience investing in different instruments, markets, and industries.

●
The success of the Fund depends upon the ability of the Investment Manager and the Portfolio Advisers to develop and implement investment strategies that operate as intended in a variety of market conditions.

●
The opportunity for the Investment Manager and the Portfolio Advisers to receive fees based on the success of the Fund in achieving its objective may give them an incentive to select investments for the Fund that are riskier or more speculative than those types of investments that they would select if they were paid only an asset-based fee.

● The Shares are illiquid, and a Shareholder must be prepared to hold his or her Shares for a substantial amount of time.

●
The redemption policies of collective investment funds may limit the Fund’s ability to redeem its interests in collective investment funds in cash, or may otherwise be more restrictive than the Fund’s repurchase policies, and thus, limit the Fund’s ability to reallocate Fund assets among the Portfolio Advisers.

●
The Fund may temporarily hold during a Repurchase Offer (as defined below) or for defensive purposes some, or in certain cases a substantial amount, of its assets in short-term, high quality debt securities, money market securities, money market funds, cash, or cash equivalents.  During such times, the Fund will not be pursuing, and likely not achieving, its investment objective.

●
The Fund’s net asset value per Share may decline as a result of the Fund having to sell securities to raise cash to repurchase its Shares in a Repurchase Offer, and consequently, the sales proceeds received by a tendering Shareholder may be reduced.

●
The Fund may, in certain circumstances, make distributions to Shareholders in kind rather than in cash, the value of which likely will fluctuate after the distribution.  Those assets also may be subject to prohibitions or significant restrictions on sale or transfer by the receiving Shareholder.

●
The Investment Manager and the Portfolio Advisers depend on information technology systems to deliver their respective investment management, operational, financial advisory and management services, and it is possible that a disruption to these information technology systems could harm the performance of the Fund.

●
The financial services industry generally, and the activities of alternative investment firms and their investment managers and advisers in particular, have been subject to intense and increasing regulatory scrutiny.  Such scrutiny may increase the Fund’s, the Investment Manager’s and the Portfolio Advisers’ exposure to potential liabilities and to legal, compliance and other related costs, impose additional administrative burdens, and divert the Fund’s, the Investment Manager’s and the Portfolio Advisers’ time, attention and resources from management activities relating to Fund assets.

●
Portfolio Advisers may use proprietary investment strategies with respect to their Portfolio Accounts that are not fully disclosed to the Investment Manager, and which may involve risks under some market conditions that are not anticipated by the Investment Manager.

●
Collective investment funds in which the Fund invests may not be registered as investment companies under the 1940 Act and their securities may not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and, therefore, neither the Fund nor the Shareholders will be able to avail themselves of 1940 Act or Securities Act protections with respect to the collective investment funds.

●	A Portfolio Adviser that changes or otherwise deviates from its investment strategy (i.e., “style drift”) could cause the Fund to unexpectedly lose value during certain market conditions.

●
Some of the Portfolio Advisers have investment strategies with respect to their Portfolio Accounts based on price fluctuations rather than fundamental economic analysis, which may increase the risk of loss and should be viewed as highly speculative.

●	Portfolio Advisers are permitted to use Fund assets to borrow. The use of leverage poses a significant degree of risk and enhances the possibility of a significant loss in the value of the Fund.

●
The Portfolio Accounts invest wholly independently of one another and may at times hold economically offsetting positions, which would cause the Fund to incur expenses while not achieving any gain or loss.

●	The Shareholders generally have no authority to make decisions or to exercise business discretion on behalf of the Fund.

●
Shareholders in the Fund will have no right to receive information about collective investment funds in which the Fund invests, will not be shareholders in such collective investment funds, and will have no direct recourse against such collective investment funds.

●
The governing documents of the Fund include provisions that could limit the ability of other entities or persons to acquire control of the Fund, which could limit the ability of a Shareholder to sell his or her Shares.

Risks Associated with the Fund’s Principal Strategies and Investments

Equity Securities

●
The share price of the Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which the Fund has significant holdings, or weaknesses associated with one or more specific companies in which the Fund may have substantial investments.

●
Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies.  Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.

●
Investments in small- and micro-cap companies typically present greater risks than investments in larger companies and, as a result, the performance of the Fund may be more volatile than a fund that invests in large-cap stocks.

●
Different investment styles periodically come into and fall out of favor with investors.  Growth stocks generally are more volatile than the overall stock market.  Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

Debt Securities

●	The Fund’s investments in corporate debt obligations and other forms of indebtedness are subject to credit risk, interest rate risk and prepayment risk.

●
The Fund’s investments in U.S. government securities, including stripped U.S. government securities and zero-coupon U.S. Treasury securities, are subject to market and interest rate risk, and the values of stripped U.S. government securities and zero-coupon securities may be more volatile than the values of other types of U.S. government securities.

●	The Fund’s investments in lower-rated securities (e.g., junk bonds) may produce higher yields but are subject to a greater degree of credit risk than more highly-rated bonds.

●
The Fund’s investments in bank loans and participations may be subject to adverse consequences resulting from such factors as illiquidity, the inability to perfect security interests granted under the loan documents and long and less certain settlement periods.

●
The Fund’s investments in securities issued to finance the development of infrastructure inside and outside of the U.S. are often illiquid, may subject the Fund to onerous regulatory requirements and, in the case of non-U.S. issuers, are subject to political instability, all of which may result in a substantial loss on investment.

Derivatives

●	Futures contracts in which the Fund may invest typically have volatile prices, generate significant leverage in the Fund, and are subject to position and trading limits.

●
The Fund’s investments in options involve various risks.  The purchaser of an option is subject to the risk of losing the entire purchase price of the option.  The writer of an option is subject to the risk of loss resulting from the difference between the premium received for the option and the price of the asset underlying the option that the writer must purchase or deliver upon exercise of the option.  The writer of a naked option may have to purchase the underlying asset in the market for substantially more than the exercise price of the option in order to satisfy his delivery obligations.  If no liquid offset market exists, the Fund might not be able to effect an offsetting transaction in a particular option.

●
The Fund’s investments in equity, interest rate, index and currency swap agreements are highly specialized and involve risks different from those risks associated with ordinary securities transactions.  Swaps can be volatile, highly speculative, illiquid and expose the Fund to counterparty credit risk and substantial losses.

●	Forward contracts and options forward contracts in which the Fund may invest may be volatile, highly speculative, illiquid and expose the Fund to counterparty credit risk and substantial losses.

●
The Fund may engage in hedging transactions, but there is no guaranty that such hedging transactions would be able to protect the Fund against an anticipated risk or that the Fund would be able to anticipate a particular risk to hedge against.

●
The markets for commodities contracts in which the Fund may invest, including futures and options, are highly volatile and may be affected by general economic and market conditions as well as government intervention.

Non-U.S. Investments

●
The Fund’s investments in foreign securities (including American Depository Receipts (“ADRs”) and foreign government debt) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

●
The risks of foreign investing are heightened for securities of issuers in emerging market countries.  Emerging market countries tend to have economic structures that are less diverse and mature, political systems that are less stable and more susceptible to governmental interference, and less liquid and efficient trading markets than those of developed countries.

●
The Fund’s investments in securities denominated or quoted in various currencies may expose the Fund to potentially significant currency fluctuations, and transactions the Fund may undertake to hedge those currency exposures may not be effective.

Other Types of Investments and Risks

●	The Fund’s investments in a short sale of a security involve the theoretical risk of unlimited loss.

●
To the extent that the Fund has significant investments in a specific industry sector, it is subject to risk of loss as a result of adverse economic, business or other developments to that sector in addition to general market risks.

●
There is no limitation on the amount of Fund assets or the assets in a specific Portfolio Account that may be invested in any one issuer.  As a result, the Fund may from time to time have a significant exposure to one or more particular issuers, in which case the Fund would be susceptible to fluctuations in value resulting from adverse economic conditions affecting the performance of such issuer’s securities.  If the Fund were to control an issuer, the Fund could have to use Fund assets to defend its rights, and it likely would be an insider and thus, restricted in its ability to buy and sell the issuer’s securities.

●	The Fund’s investments in illiquid securities are difficult to value, and there may be restrictions on the Fund’s ability to sell them, which could subject the Fund to substantial losses.

●
Securities lending involves two primary risks: investment risk and borrower default risk.  Investment risk is the risk that the Fund will lose money from the investment of the cash collateral received from the borrower.  Borrower default risk is the risk that the Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

●
The Fund’s investments in repurchase agreements, swap transactions, forwards and other over-the-counter derivative transactions are subject to counter-party credit risk, as the insolvency of such counter-parties may delay or limit the Fund’s ability to recover securities or assets underlying such transactions.

●
Some Portfolio Advisers may implement strategies with respect to their Portfolio Accounts involving high turnover rates of their Portfolio Account holdings, which may result in the Fund incurring large amounts of brokerage commissions and, therefore, lower investment returns.

●
The Fund’s investments in real estate-related securities, including REITs, may be negatively affected by changes in property values, taxes, interest rates, occupancy rates, government regulations, potential liability under environmental and hazardous waste laws, and, for companies engaged in activities relating to natural resources, factors affecting the value of the products they extract or produce.

Tax Risks of Investing in the Fund

●
It may be difficult for the Fund to satisfy all of the requirements for treatment as a RIC under the Code.  Failure to satisfy any one of these requirements could subject the Fund to excise taxes and regular corporate income taxes.

An investment in the Fund should be considered a speculative investment that entails substantial risks, and you should invest in the Fund only if you can sustain a complete loss of your investment.  An investment in the Fund should be viewed only as part of an overall investment program.  No assurance can be given that the Fund’s investment program will be successful.

A more complete discussion of the risks associated with an investment in the Fund may be found under “Principal Risk Factors” in this Prospectus and “Additional Information on Investment Techniques of the Fund and Related Risks” in the SAI.

Distribution of Shares
Foreside Fund Services, LLC (the “Distributor”) acts as the distributor of the Shares on a best efforts basis, subject to various conditions.  The Shares may be offered and sold through other brokers or dealers that have entered into selling agreements with the Distributor.  The actual sales load paid by investors may vary among selling agents.  Investors should consult with their financial intermediaries about any additional fees or charges they might impose.

Offering Amount	In accordance with this Prospectus, the Fund will offer up to $300,000,000 in Shares. The Fund may, in the discretion of the Trustees, offer more or less than this amount.

Offering Prices, and Minimum Investments
The Shares have been and are expected to continue to be offered on a continuous basis at the then-current net asset value per share, plus any applicable sales load, as described in this Prospectus.

There is no minimum number of Shares (by all Share purchasers in the aggregate) required to be purchased in the initial offering or any subsequent offering.

The minimum initial investment by an investor is $50,000, and each subsequent minimum investment by the investor must be $25,000. Minimum investment amounts may be waived by the Fund.

Sales Charge (Load)
Shares are sold subject to a sales load of up to 2 percent.  The Distributor may re-allow the full amount of the sales load to the brokers or dealers that act as selling agents for the Fund. The Fund has applied to the SEC for an exemptive order to permit it to offer more than one class of shares of beneficial interests. If granted, the Fund would be permitted to offer classes of shares, with each class having different arrangements and fees for, among other things, shareholder services and distributions.  There can be no assurance that such exemptive relief, if applied for, would be granted.

Eligible Shareholders
Each prospective investor in the Fund is required to certify that it is an “accredited investor” within the meaning of Rule 501 under the Securities Act and a “qualified client” within the meaning of Rule 205-3 under the Advisers Act.  For more information see “Subscription for Shares—Eligible Shareholders” and “Appendix A—Eligible Investor Qualifications; Certain Representations.”

Subscription For Shares
Each prospective investor must complete all subscription documents, to the satisfaction of the Fund, and meet other requirements for investment.  The Fund reserves the right to reject in whole or in part, in its sole discretion, any request to purchase Shares at any time.  Only investors whose subscription documents have been accepted by the Fund and who have paid their subscription amounts in full (each, a “Shareholder”) will be permitted to invest in the Fund and entitled to the rights of “Shareholders” under the Fund’s Agreement and Declaration of Trust.  Amounts received from prospective investors in the Fund will be held in a non-interest bearing escrow account pending the transmission to the Fund.  If an investor’s subscription is not accepted, the escrow agent will return the subscription monies to such investor. See “Subscription for Shares—The Offering.”

Fees and Expenses
Management Fee.  The Investment Manager is entitled to a management fee (the “Management Fee”), computed and payable monthly, in arrears, at an annual rate of 2.00 percent of the Fund’s net assets.  The Management Fee is paid directly to the Investment Manager by the Fund.

Incentive Fee.  The Investment Manager is entitled to an incentive fee (the “Incentive Fee”) calculated based on the performance of the Fund as a whole, and not separately for each Portfolio Account.  The Incentive Fee is calculated and paid quarterly in arrears.  The amount of the Incentive Fee for any quarter equals 20 percent of the Fund’s “Pre-Incentive Fee Net Profits” (as defined below) for that quarter.  The Fund’s “Pre-Incentive Fee Net Profits (or Losses)” for a specific quarter means an amount equal to (a) the sum of the interest income dividend income and any other income accrued by the Fund during the quarter and all realized and unrealized gains during such quarter, minus (b) the Fund’s accrued operating expenses for the quarter (including the Management Fee), other than the Incentive Fee due for that quarter and all realized and unrealized losses during such quarter.  No Incentive Fee will be payable, however, for any quarter unless all Pre-Incentive Fee Net Losses from prior quarters have been recovered in full by the Fund, occasionally referred to as a “high water mark” calculation.  The Pre-Incentive Fee Net Losses, if any, to be recovered before payment of any Incentive Fees will be reduced proportionately in the event of withdrawals by Shareholders.  There is no guarantee that the Fund will have any Pre-Incentive Fee Net Profits in any fiscal quarter.  Payment of an Incentive Fee for a quarter will not be reversed by the subsequent decline of the Fund’s assets in any subsequent quarter.  The Incentive Fee is paid directly to the Investment Manager by the Fund.

Portfolio Adviser Fees.  Each Portfolio Adviser is paid a portion of the Management Fee and Incentive Fee received by the Investment Manager based on the percentage of Fund assets allocated to the Portfolio Account managed by such Portfolio Adviser. The amount paid to a Portfolio Adviser will vary for each period based on the assets allocated to the Portfolio Account managed by the Portfolio Adviser.  The Incentive Fee paid to a Portfolio Adviser will be based on the performance of the Fund and not on the performance of the Portfolio Account managed by the Portfolio Adviser. Consequently, a Portfolio Adviser will not receive any Incentive Fee if the Fund loses money, even if its Portfolio Account had a successful year, and a Portfolio Adviser may receive an Incentive Fee even if its Portfolio Account loses money, so long as the Fund overall was successful.  No Portfolio Adviser receives a management fee or an incentive fee or performance allocation from a collective investment fund managed by the Portfolio Adviser or any of its affiliates that relates to an investment in that collective investment fund by the Fund.

Other Fund Expenses.  The Fund also pays expenses relating to other Fund services, such as fees for custody of Fund securities holdings, transfer agency and shareholder servicing, fund administration, legal and independent auditing.

Expense Limitation.  The Investment Manager has contractually agreed, through March 31, 2016, to waive some or all of the fees that it receives from the Fund and/or reimburse the Fund for some or all of the expenses incurred by the Fund if the Fund administration and Fund accounting servicing fees (collectively, “Fund Administration Expenses”) exceed an annual rate of 0.45 percent of the Fund’s net assets.

In addition, the Investment Manager has undertaken to pay or reimburse the Fund for expenses incurred by the Fund or persons acting on the Fund’s behalf to organize the Fund and offer its shares to the public (the “Organizational and Offering Costs”).

The Fund has agreed to pay the Investment Manager an amount equal to the amount of any Fund Administration Expenses waived or reimbursed or  Organizational and Offering Costs paid or reimbursed by the Investment Manager, provided that: (a) payment or reimbursement for Fund Administration Expenses and Organizational and Offering Costs will be made only if payable on or before February 2, 2018 (i.e., not more than three years from the date the Fund commenced investment operations); and (b) payment or reimbursement will only be made to the extent that Fund Administration Expenses are less than the annual rate of 0.45 percent of the Fund’s net assets.

See “Management of the Fund—Undertaking to Limit Certain Expenses and Pay Certain Costs,” below.

Repurchase of Shares
The Fund has been organized as a closed-end management investment company.  Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their Shares.  In addition, the Fund’s Shares are not transferable without the prior written consent of the Fund, and liquidity will generally be available only through limited tender offers described below.  An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.  See “Principal Risk Factors—Risks Associated With the Structure and Operation of the Fund—Liquidity Risks.”

Notwithstanding that the Fund is a closed-end fund and no Shareholder has the right to require the Fund to redeem his or her Shares, the Fund has adopted a fundamental policy to offer each quarter to repurchase a percentage of the Fund’s outstanding Shares from between 5 percent to 25 percent, as determined by the Trustees (each, a “Repurchase Offer”).  In response to each Repurchase Offer, Shareholders may choose to tender their Shares to the Fund for repurchase.  Repurchase Offers occur at a price per Share equal to the net asset value per Share determined as of the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern time) on the day the Repurchase Offer ends or within a period of 14 days (or the next business day after that period) after the Repurchase Offer ends.  Shareholders will have approximately four weeks to respond to any Repurchase Offer.  Shareholders will be notified in writing at the beginning of each Repurchase Offer period.

Under certain limited circumstances, the Fund may suspend or postpone a quarterly Repurchase Offer.  In order to do so, the Fund must meet certain regulatory requirements and must give notice to Shareholders.  In that event, Shareholders will likely be unable to sell their Shares until the suspension or postponement ends.

The Fund will deposit all repurchase proceeds with the Fund’s custodian, acting as escrow agent, in a non-interest bearing escrow account pending transmission to tendering Shareholders.  The Fund’s Repurchase Offers are subject to additional terms, conditions and restrictions.  For more information concerning repurchases, see “Principal Risk Factors—Risks Associated With the Structure and Operation of the Fund—Liquidity Risks” and “Repurchases and Transfers of Shares.”

Distributions
The Fund pays distributions on the Shares at least annually in amounts representing substantially all of the net investment income, if any, earned each year.  The Fund also pays substantially all taxable net capital gain realized on investments to Shareholders at least annually.

Under the Fund’s Automatic Dividend Reinvestment Plan, dividends and capital gain distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a Shareholder “opts out” (that is, elects not to reinvest in Shares) or is otherwise ineligible.  Shareholders may opt out by indicating that choice on the subscription documents.  Shareholders may also change their election at any time by contacting the Fund Administrator (as defined below).  Shares purchased by reinvestment will be issued at their net asset value on the ex-dividend date (generally, the last business day of a month).  There is no sales charge or other charge for reinvestment.  The Fund reserves the right to suspend or limit at any time the ability of Shareholders to reinvest distributions.

Transfer Restrictions
There is no market for the Shares and none is expected to develop. The Shares are not expected to be listed on any exchange. The Shares are not assignable or transferable without the prior written consent of the Fund, which may be granted or withheld in its sole discretion.  Transfers of Shares effected without the prior written consent of the Fund will not be recognized by the Fund.

Tax Matters
The Fund intends to qualify and elect to be treated as a RIC under subchapter M of the Code and distribute substantially all of its earnings annually to Shareholders.  In any year, by qualifying as a RIC and distributing substantially all of its earnings, the Fund generally will be relieved of any liability for federal income tax.  In order to so qualify and to continue to be eligible to be treated as a RIC, the Fund must, among other things, satisfy requirements set forth in the Code as to diversification and gross income (each as described in “Tax Considerations” below).  There can be no assurance that the Fund will so qualify or continue to qualify for or maintain its status as a RIC.  Failure to qualify for or maintain such status or make such distributions could subject the Fund to regular corporate income taxes.

The Fund may invest assets in collective investment funds that qualify as “passive foreign investment companies,” “controlled foreign corporations” and/or partnerships for U.S. federal income tax purposes.  Investments of this type will likely require the Fund to recognize income or gain in excess of any cash it receives.  Thus, to the extent the Fund makes such investments, it may be required to sell assets, potentially including such investments, possibly when it is not advantageous for the Fund to do so, in order to generate the cash necessary to make the distributions required to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or a nondeductible 4 percent excise tax.  There can be no assurances that the Fund will be successful in this regard.

Shareholders who have elected to have their dividends reinvested in Shares and who are subject to U.S. federal income tax generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income (and, to the extent applicable, as a capital gain dividend) to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes.

ERISA Plans
Shareholders subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt benefit plan investors, including employee benefit plans, individual retirement accounts, and 401(k) and Keogh Plans (collectively, “ERISA Plans”) may purchase Shares.  Because the Fund is an investment company registered under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of an ERISA Plan investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules solely as a result of the ERISA Plan’s investment in the Fund.  Thus, none of the Investment Manager or the Portfolio Advisers will be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder solely as a result of the ERISA Plan’s investment in the Fund.  See “ERISA Considerations.”

Tax-Exempt Entities
Because the Fund may incur debt in connection with the purchase of securities, futures and other investments, and because some of the investments of the Fund may be in pass-through entities that conduct trades or businesses, the Fund may generate income that is taxable to its tax-exempt Shareholders as unrelated business taxable income (“UBTI”).  A tax-exempt Shareholder may also recognize UBTI if it incurs indebtedness to finance its investment in the Fund.  The risk of UBTI may make an investment in the Fund undesirable for certain types of tax-exempt entities, including charitable remainder trusts.

An investment in the Fund by a tax-exempt entity requires special consideration.  Trustees or administrators of a tax-exempt entity are urged to review carefully the matters discussed in this Prospectus and to consult with their tax advisers prior to making an investment in the Fund.  See “Tax Considerations—Other Tax Matters.”

Fiscal Year End	For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31.

Principal Fund Service Providers	Custodian, Escrow Agent.	UMB Bank, N.A. 928 Grand Blvd. Kansas City, Missouri 64106

	Transfer Agent, Fund Administrator and Automatic Dividend Reinvestment Plan Administrator.	UMB Fund Services, Inc. 235 W. Galena Street Milwaukee, Wisconsin 53212

	Distributor.	Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101

	Independent Auditor.	McGladrey LLP 80 City Square Boston, Massachusetts 02129

	Legal Counsel.	Nutter, McClennen & Fish, LLP Seaport West 155 Seaport Boulevard Boston, Massachusetts 02210

PRIVACY POLICY

The Fund’s policy with respect to non-public personal information of individual investors, Shareholders and prospective investors who invest in the Fund applies to individuals only and is subject to change.

Each individual investor provides the Fund with his or her personal information, such as his or her address, social security number, assets and/or income information, (a) in the subscription application and related documents required by the Fund to subscribe for Shares, (b) in correspondence and conversations with the Fund and its representatives, and (c) through transactions in the Fund.

The Fund does not disclose any of this non-public personal information about its investors or prospective or former investors to anyone, other than to its affiliates, such as the Investment Manager, and the Fund’s accountants, attorneys, auditors, brokers, regulators and certain service providers, in such case, only as necessary to facilitate the acceptance and management of the investor’s account with the Fund and the Fund’s relationship with the investor.  The Fund will also disclose information about an individual investor if the investor directs the Fund to do so, if compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.  For example, it may be necessary, under anti-money laundering and similar laws, to disclose information about an investor in order to accept subscriptions from the investor.  The Fund may also disclose information an investor provides to the Fund to companies that perform marketing services on the Fund’s behalf, such as the Fund’s distributor and to third-party institutions with which the Fund engages in joint marketing.  If such a disclosure is made, the Fund will require such third parties to treat the investor’s private information with confidentiality.

The Fund seeks to carefully safeguard individual investor private information and, to that end, restricts access to non-public personal information about investors to those employees and other persons who need to know the information to enable the Fund to provide services to the investor.  The Fund maintains physical, electronic and procedural safeguards to protect individual investor non-public personal information.

USE OF PROCEEDS

The proceeds of the continuous offering of Shares will be invested in accordance with the Fund’s investment objective and strategy as soon as practicable after receipt.

Pending the investment of the proceeds of any offering pursuant to the Fund’s investment objective and principal strategy, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term, high quality debt securities, money market securities, cash, or cash equivalents.  In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs.  The Fund may also invest in securities and use derivatives, and make direct investments to obtain market exposure during these and other periods.  No assurance can be given that the Fund will do so or, if it does, that it will do so successfully.  The Fund may be prevented from achieving its objective during any time in which its assets are not substantially invested in accordance with its principal investment strategy.

INVESTMENT OBJECTIVE AND STRATEGY

Investment Objective

The Fund’s investment objective is to realize long-term, risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed-income markets.  There can be no assurance that the Fund will achieve its objective.  The Fund’s investment objective is not fundamental and may be changed by the Fund’s Trustees.  If the Trustees determine to change the Fund’s investment objective, the Fund will provide Shareholders 90 days’ prior written notice of the change.

Investment Strategy

The Fund intends to pursue its investment objective by investing primarily in U.S. and non-U.S. equities of companies with any market capitalization, fixed income securities of any quality, currencies, derivative instruments, futures contracts, options on futures contracts, and commodities.  The Investment Manager currently expects to allocate the Fund’s assets among separate Portfolio Accounts. One or more of the Portfolio Accounts may employ long/short strategies and may engage in the use of leverage through borrowing or derivative instruments.  Each Portfolio Account is managed by a separate Portfolio Adviser selected by the Investment Manager, subject to the approval of the Trustees and Shareholders of the Fund.  Each Portfolio Adviser is expected to employ a proprietary investment strategy in managing those Fund assets allocated to it.  The Portfolio Advisers’ investment strategies are intended to be complementary to allow the Fund to pursue its objective in a variety of market conditions.  The Portfolio Advisers, however, do not coordinate their trades in specific financial instruments, generally are not aware of the investment activities of the other Portfolio Advisers, and generally are not aware of the current composition of any Portfolio Account other than the Portfolio Account that they manage.  The types of securities in which each Portfolio Adviser intends to invest the Fund’s assets and the investment strategy it intends to use in managing those assets are set forth in more detail under “Investment Objective and Strategy—Investment Strategy—Portfolio Advisers” below.

At the Investment Manager’s direction, a Portfolio Adviser will invest some or all of those Fund assets allocated to it in a collective investment fund (such as a hedge fund) over which the Portfolio Adviser or one of its affiliates has investment discretion.  By investing in a collective investment fund indirectly through the Fund, a Shareholder will bear the expenses (but not any management or incentive fees) of the collective investment fund in addition to the expenses of the Fund. In addition, Fund assets invested in collective investment funds are subject to special risks.  See “Principal Risk Factors—Risks Associated with the Structure and Operation of the Fund—Investments in Collective Investment Funds.”

Generally, the Investment Manager intends to allocate the Fund’s net assets in equal percentages among the Portfolio Accounts.  The Investment Manager’s present intent is to rebalance the allocation of such assets each quarter to approximate an equal dollar value of assets under management at each Portfolio Account. Any change in allocations to the Portfolio Accounts for the purpose of rebalancing will be made without notice to the Shareholders.  Any of the Fund’s assets that are not allocated to a Portfolio Account may be held in cash, cash equivalents (including money market funds) or short-term interest-bearing investments.

The Fund expects to allocate net assets among no less than six Portfolio Accounts at all times but is not required to do so and may allocate as much (including up to 100 percent) or as little of the Fund’s net assets to a particular Portfolio Account as it determines in its sole discretion. Subject to the approval of the Trustees and the Shareholders, the Investment Manager may engage one or more additional Portfolio Advisers or replace any Portfolio Adviser with another investment adviser.  The Fund and the Investment Manager expect to apply for an exemptive order from the SEC that would permit the Fund and the Investment Manager to engage additional portfolio advisers or replace a Portfolio Adviser without Shareholder approval.  There can be no assurance that such exemptive relief, if applied for, would be granted.

Portfolio Advisers

The current Portfolio Advisers and their investment strategies are:

Long/Short Equities

•
Buckingham Capital Management, Inc. (“BCM”) – Global Consumer Sector Retail/Apparel/Footwear Long/Short Equities (Strategy Inception Date: March 1996):  BCM invests its Portfolio Account assets using a long/short consumer-focused strategy with an emphasis on retail, apparel, and footwear industries, using BCM’s fundamental bottom-up research investment approach and complementary qualitative/quantitative risk management processes.  The consumer-focused portion of the Portfolio Account, to limit exposure to illiquid securities, typically holds 50 to 75 long positions and 20 to 40 short positions, and maintains a weighted average portfolio liquidity of less than five days (based on a trailing 90-day average trading volume, assuming 25 percent participation).  BCM uses complementary qualitative and quantitative risk management analytics to actively manage gross and net exposure, analyze beta, volatility and correlations and manage portfolio liquidity.  BCM also uses external risk management platforms to mitigate risk in the Portfolio Account.  In pursuing this strategy, BCM invests Portfolio Account assets predominantly in mid- and large-cap U.S. equity securities, including ETFs.

•
Corsair Capital Management, L.P. (“Corsair”) – U.S. Long/Short Equities (Strategy Inception Date: January 2004):  Corsair’s investment strategy for the Portfolio Account it manages uses a long/short, event-driven equity strategy, principally focused on U.S. and Canadian equity securities. Corsair’s strategy usually favors a long bias, focused primarily on companies going through strategic events and/or structural changes, such as spin offs, restructurings and post-bankruptcy reorganizations, that often have little analyst coverage and a complicated financial story.  Typically using fundamental analysis and broadly available research, Corsair’s investment process identifies, evaluates and invests primarily in small- and mid-cap companies.  Corsair attempts to screen for companies with proven management and strong performance incentives, positive and growing earnings and cash flow, and solid balance sheets with limited leverage.  Corsair also may use boutique sell-side brokerage firms and buy-side contacts as a source of investment opportunities.  Core long positions are typically held in the Portfolio Account for an extended period of time.  Short positions are meant to be alpha producing or to hedge one or more long positions in the Portfolio Account.  Corsair manages risk in the Portfolio Account by, among other things, maintaining a diversified portfolio, typically holding a cash position, limiting investment in illiquid securities, and avoiding leverage.

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Hadron Capital LLP (“Hadron”) – Western Europe Long Short Event Driven Global (Strategy Inception Date:  October 2004):  Hadron invests its Portfolio Account assets using an investment philosophy based on relative value with an event driven focus.  The investment strategy is intended to exploit bottom-up dislocations and mispricing in individual securities as well as near-term, catalyst-driven opportunities, usually over a three- to six-month time frame.  Moreover, it is intended to capitalize on value dislocations within a particular company’s capital structure and within a sector or an asset class.  The strategy maintains a broadly market-neutral approach and has a geographic focus on Western Europe with opportunistic involvement in North America and Asia.  Hadron’s bottom-up research process typically creates a portfolio of securities that is naturally diversified across capital structure in equity, credit, volatility and arbitrage strategies.  Hadron’s analysis involves looking across the capital structure of companies to find investments, each having a suitable risk/reward profile as well as the presence of a catalyst and an explanation for the mispricing.  The equity portion of the strategy is divided into equity long/short, which includes catalyst-driven long-biased, relative value, and merger arbitrage.  The credit portion of the strategy may include investments such as value with catalyst, relative value, stressed and distressed and curve trades in such securities as public debt, credit default swaps, and/or bank loans of companies. The volatility portion of the strategy contains long/short options, warrants, rights, convertibles and other derivatives. The capital arbitrage strategy holds investments that are intended to provide exposure across different parts of a company’s capital structure.  Scenario and stress analysis is conducted daily in order to quantify the effects of extreme market events, market rallies and/or the widening of credit spreads on the portfolio with a focus on ascertaining the maximum potential loss.

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Zadig Gestion (Luxembourg) S.A.(“Zadig”) - Long Short Equities Europe (Strategy Inception Date: December 2005): Zadig’s investment strategy to manage its Portfolio Account is intended to create a portfolio of securities comprising long and short positions in equity securities issued by European companies, which maintains low correlation to the overall markets. Zadig pursues its strategy using a bottom-up fundamental research investment philosophy that is intended to identify and select a concentrated portfolio of securities with an appropriate risk-adjusted return in the European stock markets. Zadig targets approximately 20 long positions and 10 short positions that together are thematically diversified across cyclical, value and growth stocks of small-, mid-, and large-capitalization companies. The Portfolio Account’s core positions will generally consist of long and short positions in companies whose valuations do not reflect what is believed to be the target value based on proprietary valuation models in conjunction with extensive fundamental research. To manage the Portfolio Account, Zadig uses leverage and its Portfolio Account is typically run with approximately 30 percent net long positions, with limited net beta adjusted exposure (exposure to the market is fine-tuned with the use of index futures although they are generally a small component of the portfolio). Zadig monitors exposures by country, sector, and theme (cyclical, value, growth) and strives to achieve a diversified mix of companies in varying stages of their lifecycle and market capitalization. Zadig uses stop losses on short positions and frequently reviews correlation, volatility, and stress-test scenarios to manage risk in the portfolio.

Global Macro

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Argonaut Management, L.P. (“Argonaut”) – Discretionary Global Macro (Strategy Inception Date: July 2000): Argonaut manages its Portfolio Account using a discretionary global macro investment strategy.  That strategy is designed to generate alpha by employing a fundamental research approach based on Argonaut’s analysis of macro-economic data, central bank policy and market expectations as well as proprietary economic and quantitative research, to form a top-down view of the world economy.  Based upon that view, Argonaut then creates a highly thematic portfolio invested across the four major asset classes of fixed income, equities, foreign exchange and commodities.  For the fixed income class, Portfolio Account assets are invested primarily in derivatives linked to sovereign debt and interest rates. For the equity class, Portfolio Account assets generally are invested in financial instruments, such as shares of ETFs and futures contracts, that are intended to track and equity index. For the foreign exchange class, Portfolio Account assets are generally invested in forward contracts and options on forward contracts. For the commodities class, Portfolio Account assets are generally invested in futures contracts and options on futures contracts. While positions can be held for up to six months or more, the strategy uses methods of shorter-term hedges that include foreign exchange hedges, positions in uncorrelated securities, and both put and call options. Foreign exchange risk typically is hedged in real time, except during those periods when Argonaut is seeking to take a directional position in a specific currency.  Argonaut from time to time may also invest Portfolio Account assets in derivatives, such as put options, to control risk in the Portfolio Account and/or to generate positive asymmetrical returns with defined downside risk.  Argonaut invests Portfolio Account assets globally and it is active in markets that are generally recognized as either developed or emerging.  Due to the global nature of the strategy’s investment universe, execution generally results in a portfolio with performance that has a very low correlation to most major market indices.  Given the implicit leverage in the Portfolio Account from the instruments typically held, Argonaut maintains a substantial portion of Portfolio Account assets in money market instruments and government securities with the objective of assuring the Fund’s ability to satisfy collateral obligations relating to the Portfolio Account.

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Eclipse Capital Management, Inc. (“Eclipse”) – Systematic Global Macro: Multi-Term, Multi-Model (Strategy Inception Date: March 1994):  Eclipse uses a model-based investment program designed to profit from establishing long and short positions in a broadly diversified global portfolio of equity index, fixed income, currencies, metals, and energies future contracts to manage its Portfolio Account.  Eclipse’s investment approach combines three distinct complementary and largely uncorrelated trading strategies: momentum, mean reversion, and macro fundamental.  Approximately 60 percent of the strategy’s risk allocation is to the momentum strategy, which is 100 percent trend-following and seeks to profit from short-, intermediate- and long-term trends in holding periods ranging from 1 to 12 months.  The mean reversion strategy, which comprises about 20 percent of the risk allocation, seeks to identify short-term non-directional market states by evaluating volatility and directional movement for trade holding periods of about 2 to 5 days.  The macro fundamental strategy, which comprises about 20 percent of the strategy’s risk allocation, seeks to identify long-term non-directional market states by evaluating market specific and macro factors external to market price for holding periods typically longer than 1 year.  Eclipse’s investment program utilizes a multi-level risk management process.  At the position level, each trade is subject to a risk budget, which allows Eclipse to dynamically size positions in order to normalize for volatility. The strategy also uses several portfolio-level risk-management methodologies, including an equity retracement model, which de-levers the Portfolio Account in response to market conditions, and a VaR model, which analyses volatility and correlations to constrain portfolio-level risk. These methodologies, collectively, are intended to reduce the level of Portfolio Account exposure to changing market risk.

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Paskewitz Asset Management, LLC (“Paskewitz”) – Systematic Global Macro: Short-Term Countertrend (Strategy Inception Date: December 2003):  Paskewitz uses a systematic, short-term countertrend strategy that trades exclusively in S&P 500 E-mini futures contracts.  Paskewitz’s strategy is intended to achieve consistent capital growth that is uncorrelated or negatively correlated with the Barclay CTA Index, the S&P 500 index, and a U.S. Government Bond index, as well as all other major hedge fund indices, consistent absolute returns in all likely market scenarios, and diversification. The fully systematic contrarian program employs multiple models that strive to forecast short and intermediate term tops and bottoms in the S&P 500 Index, and then simultaneously generate trades, buying at identified market bottoms, and selling at identified market tops. The Portfolio Account’s trading portfolio represents the net outcomes of the predictive sub-models. Paskewitz takes a strictly quantitative approach to all aspects of trading. Strategy selection, portfolio construction, execution and risk control are all specified by algorithmic and systematic processes.  Risk control is both pro-active and reactive. Pro-active risk controls include limits on leverage and scaling of positions appropriate to investor volatility and return objectives. Typical exposure is approximately 1:1, maximum exposure is approximately 2.2:1 and at times, the strategy may be completely out of the market. Pro-active risk control is further provided by strategy diversification. Reactive risk controls include a stop loss on positions to assure that catastrophic losses are limited. The worst case scenario for this strategy is that an adverse large price gap occurs subsequent to the portfolio putting on a maximum exposure position.

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Revolution Capital Management LLC (“Revolution”) – Systematic Global Macro: Multi-Term, Multi-Model (Strategy Inception Date: June 2007):  Revolution’s investment strategy is a systematic, multi-model strategy. Revolution’s strategy employs proprietary trading models across a well-diversified basket of traditional commodity and financial futures markets.  The firm believes that pricing inefficiencies can be identified using a combination of sensible hypothesis formulation and sophisticated statistical analyses, and they can be exploited with systematic trading strategies.  The strategy’s trading methodology uses statistical pattern recognition of high order price movements to identify short- and medium-term price inefficiencies, and it trades in approximately 33 markets, domestic and foreign, in all major sectors. In addition, multiple model classes, multiple models per class and multiple variants per model are employed to help maximize risk adjusted returns. Revolution’s strategy is expected to generate significant turnover in its Portfolio Account. Limited leverage is used with the maximum expected margin-to-equity ratio restricted to about 25 percent. The development of the firm’s trading systems is an ongoing process. Currently, a total of 7 main end-of-day models and 28 main intra-day models are being utilized in the strategy.  New models are incorporated into the systems when they are conclusively shown to benefit the portfolio. Revolution employs comprehensive risk management strategies that examine per-market volatility, both long- and short-term, inter-market correlations, historical performance, trading program characteristics and the risk profile and type of risk.  Per market exposure limits are enforced, as well as total-portfolio exposure limits, and all information is evaluated on a daily basis. Risk protocols also incorporate “normality” constraints, which involve looking at the rate at which the downside returns approach a normal distribution.

Opportunistic Value in Credit and Equity Securities

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New Generation Advisors, LLC (“New Generation”) – Distressed Bonds and Equities (Strategy Inception Date: May 1990):  New Generation invests its Portfolio Account’s assets using a distressed-bonds and –equities strategy with both long and short positions, primarily focused in the U.S.  New Generation’s strategy uses a bottom-up, fundamental approach, including financial modeling, extensive capital structure analysis and market monitoring techniques, to help identify profit opportunities in securities of companies that are restructuring or that are otherwise turning around.  New Generation’s financial modeling focuses on company cash flows, capital structure and asset valuation.  The portfolio is built from the “bottom up” based primarily on the risk/reward trade-offs of potential investments.  New Generation invests its Portfolio Account assets primarily in publicly traded debt and equity securities.  The Portfolio Account’s holdings are generally diversified and liquid, although occasionally some of the positions may be temporarily illiquid.  In assembling and managing the Portfolio Account, New Generation seeks broad diversification across sectors and issuers and does not employ leverage.  New Generation may from time to time use derivatives to manage Portfolio Account assets, but it limits its use of derivatives to 10 percent of total Portfolio Account assets.  The Portfolio Account may from time to time have aggregate gross short positions as high as 40 percent.

Oversight of the Fund, the Portfolio Accounts and the Portfolio Advisers

The Investment Manager oversees the Fund, the Portfolio Accounts and the Portfolio Advisers.  The Investment Manager believes that its extensive due diligence and Portfolio Adviser evaluation processes enable it to identify potential Portfolio Advisers that employ investment styles and strategies that will produce competitive risk-adjusted returns.  The Investment Manager evaluates potential and current Portfolio Advisers using quantitative and qualitative analysis. With respect to a Portfolio Adviser, the Investment Manager examines the Portfolio Adviser’s strategy, team and approach, relying principally on prior investment returns, portfolio exposures, current assets under management and investment strategy outlook, among other things.  The Investment Manager also examines the Portfolio Adviser’s dependence on key employees, organizational structure, mid- and back-office operations, security valuation processes, accounting practices, internal compliance controls and procedures and disaster recovery plan.  Once selected, the Investment Manager regularly monitors the Portfolio Advisers, the Portfolio Accounts, and the Fund as a whole.

Short-Term Investments; Defensive Investing and Cash Management

The Fund may utilize short-term investments for defensive investing and cash management purposes.  Short-term investments are short-term debt obligations and similar securities and may include (a) securities issued or guaranteed as to interest and principal by the U.S. Government or one of its agencies or instrumentalities; (b) debt obligations of U.S. banks, savings associations, insurance companies and mortgage bankers; (c) commercial paper and other short-term obligations of corporations, partnerships, trusts and similar entities; (d) repurchase agreements; (e) money market investments; and (f) collective investment funds that invest principally in money market instruments.  Money market instruments include long-term bonds that have variable interest rates, demand features or other special features that give them the financial characteristics of short-term debt.  The Fund may hold cash and cash equivalents and may invest in participation interests in money market securities without limitation.  To the extent the Fund makes these short-term investments, the allocation of the Fund’s assets to the Portfolio Accounts will be reduced.  Moreover, during such times that the Fund holds those instruments for defensive purposes, the Fund will not be pursuing, and likely not achieving, its investment objective.

Additional Information Regarding the Fund’s Investment Strategy

The investment strategy utilized by the Fund is subject to certain limitations as a result of its registration under the 1940 Act and its intention to be treated as a RIC under subchapter M of the Code.  See “Tax Considerations.” No assurance can be given that the investment strategy employed by the Portfolio Advisers or the Investment Manager will be successful or result in the investment objective of the Fund being achieved.

Other Fundamental Policies

The Fund’s stated fundamental policies, which may be changed only by the affirmative vote of a majority of the outstanding voting securities of the Fund, include policies relating to the Fund’s periodic repurchase of shares, as well as investment policies that limit the Fund’s ability to borrow money, issue senior securities, underwrite securities of other issuers, make loans, purchase, hold or deal in real estate, invest directly in physical commodities and invest more than 25 percent of the value of its total assets in any single industry, in each case, subject to certain exceptions. A more complete discussion of the Fund’s fundamental policies may be found under “Fundamental Investment Policies” in the SAI.

PRINCIPAL RISK FACTORS

The sources of risk and return may vary from strategy to strategy.  The following descriptions of certain investment risks, when considered collectively, are not intended to be complete discussion of the risks associated with an investment in the Fund.

Investment in the Fund involves a high degree of risk.  The Shares are suitable for investment only by sophisticated individuals and institutions for which an investment in the Fund does not represent a complete investment program and who fully understand and are capable of assuming the risks of an investment in Shares.  The following considerations should be carefully evaluated before making an investment in Shares.

General Risks of Investing in the Fund

Generally

All financial investments have as a risk, the risk of the loss of capital.  Investments in the Fund are no exception.  In addition, there is no guarantee or representation being made that the Fund’s investment strategy will succeed and that the Fund will achieve its investment objective.

General Economic and Market Conditions

The values of Fund investments are affected by general economic and market conditions, such as changes in interest rates, the availability of credit to investors, issuers and others, credit defaults rates, inflation rates, economic uncertainty, changes in laws, including laws relating to taxation of the Fund’s investments, trade barriers, currency exchange controls, and national and international political circumstances, including wars, terrorist acts or security operations.

Systemic Risk

The Fund relies on the free movement of capital within the financial markets, as well as market participants, including those market participants with whom the Fund does not interact directly, to meet their obligations to other market participants.  Failure, or the perception of likely failure, by a market participant could cause market participants upon whom the Fund relies to default on their obligations to the Fund, causing the Fund losses.  This is sometimes referred to as a “systemic risk.”  The types of entities upon which the Fund relies that are most susceptible to causing or exacerbating systemic risk are clearing agencies, clearing houses, banks, securities firms, and exchanges.

Risks Associated With the Structure and Operation of the Fund

Lack of Operating History

The Fund recently commenced investment operations and has limited operating history upon which investors can evaluate its performance.  The Investment Manager also has a limited operating history, although certain principals of the Investment Manager, as well as each of the Portfolio Advisers, have significant experience investing in different instruments, markets, and industries.

Dependence on the Investment Manager and the Portfolio Advisers

The success of the Fund depends upon the ability of the Investment Manager and the Portfolio Advisers to develop and implement investment strategies that operate as intended in a variety of market conditions.  For example, the inability of a Portfolio Adviser’s investment strategy to take advantage of certain market conditions may unexpectedly accentuate Fund losses in other Portfolio Accounts when the Investment Manager was expecting the strategy to otherwise mitigate losses in other Portfolio Accounts.

Incentive Fee

The opportunity for the Investment Manager and the Portfolio Advisers to receive fees based on the success of the Fund in achieving its objective may give them an incentive to select investments for the Fund that are riskier or more speculative than those types of investments that they would select if they were paid only an asset-based fee.

Liquidity Risks

Shares will not be traded on any securities exchange or other organized market and will be subject to substantial restrictions on transfer.  Although the Fund has adopted a fundamental policy to offer each quarter to repurchase a portion of the outstanding Shares, no assurance can be given that a Shareholder will be able to sell all the Shares that he or she desires to sell in any particular Repurchase Offer.  Shares, therefore, should be considered illiquid and a Shareholder must be prepared to hold his or her Shares for a substantial amount of time.  See “Repurchases and Transfers of Shares.”

Investments in Collective Investment Funds

Subject to the direction of the Investment Manager, a  Portfolio Adviser will invest some or all of those Fund assets allocated to it in a collective investment fund (such as a hedge fund) over which the Portfolio Adviser or one of its affiliates has investment discretion.  The redemption policies of collective investment funds may limit the Fund’s ability to redeem its interests in the collective investment funds in cash, or may otherwise be more restrictive than the Fund’s repurchase policies, and thus, limit the Fund’s ability to reallocate Fund assets among the Portfolio Advisers.  For example, collective investment funds may make in-kind distributions to the Fund rather than cash distributions, may suspend redemptions, or may impose limits on the aggregate amount that may be redeemed at any one time, often referred to as “gates,” any of which could preclude the Fund from liquidating all or a portion of its interest in such collective investment fund as anticipated and may consequently limit the Fund’s ability to reallocate Fund assets as anticipated.

Collective investment funds may not be registered as investment companies under the 1940 Act and their securities may not be registered under the Securities Act and, therefore, the Fund will not be able to avail itself of 1940 Act or Securities Act protections with respect to collective investment funds, including certain corporate governance protections, such as the requirement of having a substantial number of independent trustees, and statutory protections against self-dealing and fraud by the advisers to the collective investment funds.

Assets Held In Cash or Short-Term Securities

The Fund may temporarily hold during a Repurchase Offer or for defensive purposes some, or in certain cases a substantial amount, of its assets in short-term, high quality debt securities, money market securities, money market funds, cash, or cash equivalents.  During such times, the Fund will not be pursuing, and likely not achieving, its investment objective.

Risk of Decline in Fund’s Net Asset Value due to Repurchases

The Fund’s net asset value may decline as a result of the Fund’s having to sell portfolio securities to raise cash to repurchase Shares in a Repurchase Offer.  Moreover, selling portfolio securities may cause the market prices of these securities, and hence the Fund’s net asset value, to decline.  If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the date that is the deadline to tender shares for a given Repurchase Offer.  Because the price per Share to be paid in the Repurchase Offer will depend upon the net asset value per Share as determined on the applicable Valuation Date (as defined below), which may occur as late as 14 days after the deadline to tender shares for a Repurchase Offer, the sales proceeds received by tendering Shareholders would be reduced if the decline continued until the applicable Valuation Date. In addition, the sale of portfolio securities will increase the Fund’s transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund.  Accordingly, because of a Repurchase Offer, the Fund’s net asset value per Share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering Shareholders and the net asset value per Share for non-tendering Shareholders. In addition, Shareholders may not be able to liquidate all Shares of the Fund they have tendered during a Repurchase Offer if the total amount of Shares tendered by all participating Shareholders exceeds the Repurchase Offer amount.

In-Kind Distributions

The Fund may, in certain circumstances, pay distributions in kind rather than in cash.  Financial instruments distributed in kind to a Shareholder are likely to fluctuate in value after distribution, and the Shareholder may not immediately be able to sell or otherwise dispose of the received instruments.  Thus, a Shareholder receiving in-kind distribution proceeds would be subject to the risks associated with the financial instruments received.

Information Technology Systems

The Fund is dependent on the Investment Manager and the Portfolio Advisers for investment management, operational, and financial advisory services.  The Fund is also dependent on the Investment Manager for certain management services as well as back-office functions.  The Investment Manager and the Portfolio Advisers depend on information technology systems in order to assess investment opportunities, strategies and markets and to monitor and control risks for the Fund.  Information technology systems are also used to trade in the underlying investments of the Portfolio Accounts.  In addition, certain of the Investment Manager’s and the Portfolio Advisers’ operations may interface with or depend on systems operated by third parties, including prime brokers, securities exchanges and other types of trading systems, market counterparties, custodians and other service providers.

It is possible that a defect, failure or interruption of some kind which causes disruptions to these information technology systems, including those caused by computer “worms,” viruses and power failures, could materially limit the Investment Manager’s or a Portfolio Adviser’s ability to adequately assess and adjust investments, formulate strategies and provide adequate risk controls.  Any such information technology-related difficulty could harm the performance of the Fund.  For example, such failures could cause the settlement of trades to fail, lead to inaccurate accounting, recording or processing of trades, and cause inaccurate reports, which may affect the Investment Manager’s or the Portfolio Advisers’ ability to monitor the Fund’s or the Portfolio Accounts’ investment portfolios and risks.

Legal, Compliance, and Regulatory Developments

The financial services industry generally, and the activities of alternative investment firms and their investment managers and advisers in particular, have been subject to intense and increasing regulatory scrutiny.  Such scrutiny may increase the Fund’s, the Investment Manager’s and/or the Portfolio Advisers’ exposure to potential liabilities and to legal, compliance and other related costs.  Increased regulatory oversight may also impose additional administrative burdens on the Fund, the Investment Manager and/or the Portfolio Advisers, including responding to investigations, implementing new policies and procedures and complying with reporting obligations.  Such burdens may divert the Fund’s, the Investment Manager’s and/or the Portfolio Advisers’ time, attention, and resources from management activities relating to Fund assets.

Proprietary Investment Strategies

Portfolio Advisers may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to the Trustees, the Investment Manager, or the Fund.  These strategies may involve risks under some market conditions that are not anticipated by the Investment Manager.  The Portfolio Advisers generally use investment strategies that are different than those typically employed by traditional managers of portfolios of stocks and bonds.  The investment niche, arbitrage opportunity or market inefficiency exploited by a Portfolio Adviser may become less profitable over time as the Portfolio Adviser and competing asset managers or investors manage a larger group of assets in the same or similar manner (tending to arbitrage away the profit opportunities), or market conditions change.  The strategies employed by the Portfolio Advisers may involve significantly more risk and higher transaction costs than more traditional investment methods.  The Fund seeks to reduce these risks by spreading the investments of the Fund among investment strategies with returns that are not highly correlated with one another so that the volatility of different strategies (the profits from one investment fund and the losses from another) would tend to reduce the overall fluctuation in value of the Fund’s assets.  It is possible, however, that the performance of the Portfolio Accounts may be closely correlated in some market conditions, resulting (if those returns are negative) in significant losses to the Fund and its investors.

 “Style Drift”

The Investment Manager conducts a robust selection and monitoring process that seeks to select and maintain a group of Portfolio Advisers, each of which has a well-defined investment strategy that is complementary with the strategies of the other Portfolio Advisers, such that the Fund as a whole will achieve its investment objective under a variety of market conditions.  A Portfolio Adviser that changes or otherwise deviates from its investment strategy (i.e., “style drift”) could cause the Fund unexpectedly to lose value during certain market conditions.  Style drift can occur abruptly if, for example, a Portfolio Adviser believes it has identified a particular investment opportunity that may produce higher returns than investments within his or her stated strategy or it can occur gradually, if, for instance, a “value”-oriented Portfolio Adviser gradually increases a Portfolio Account’s investments in “growth” stocks.

Momentum Investing Strategy

Some of the Portfolio Advisers have investment strategies that emphasize primarily momentum and/or trend-following investing.  Momentum and/or trend-following investing may not be based on fundamental economic analysis, but rather only on price movements, and it should therefore be viewed as speculative.  Since only a limited number of securities may be exhibiting significant momentum at any one time, the beneficial effects of diversification among Portfolio Advisers may be significantly reduced if any of the underlying Portfolio Accounts invest in the same securities at the same time.  As the Fund will not control the investment decisions of the Portfolio Advisers, it has no way of preventing this situation from occurring.

Investments are Leveraged

Generally, Portfolio Advisers are permitted to use, and may be directed by the Investment Manager to use, Fund assets to borrow.  The use of borrowing to purchase or carry securities or commodities, that is, leverage, poses a significant degree of risk and enhances the possibility of a significant loss in the value of the applicable Portfolio Account.  The interest expense and other costs incurred in connection with such borrowing may not be recovered by appreciation in the securities or commodities purchased or carried, and will be lost in the event of a decline in the market value of such securities and commodities.  Gains realized with borrowed funds may cause the Fund’s net asset value to increase at a faster rate than would be the case without borrowings.  If, however, investment results fail to cover the cost of borrowings, the Fund’s net asset value could also decrease faster than if there had been no borrowings.  The use of short-term margin borrowings subjects a Portfolio Account to additional risks, including the possibility of a “margin call,” pursuant to which the Fund must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities or commodities to compensate for the decline in value.  In the event of a sudden, precipitous drop in the value of the Fund’s assets, the Fund might not be able to liquidate assets quickly enough to pay off its margin debt.  This could result in the forced liquidation of assets of the Fund at substantially depressed prices.  A margin call and forced liquidation of assets might also occur during a period where there is an overall decline in the securities and/or commodities markets which might reduce overall liquidity in such markets and thus further accelerate a decline in the sales price of assets of the Fund.

Independent Portfolio Accounts-Investment Approach

The Portfolio Advisers invest their Portfolio Accounts wholly independently of one another and may at times hold economically offsetting positions.  For example, at any particular time, one Portfolio Adviser may be purchasing shares in an issuer that at the same time is being sold by another Portfolio Adviser.  To the extent that the Portfolio Accounts do, in fact, hold economically offsetting positions, the Fund, considered as a whole, cannot achieve any gain or loss despite incurring expenses.

Decision Making Authority

The Shareholders have no authority to make decisions or to exercise business discretion on behalf of the Fund, except as set forth in the Agreement and Declaration of Trust.  The authority for all such decisions is generally the responsibility of the Trustees, which, in turn, have delegated the day-to-day management of the Fund’s investment activities to the Investment Manager, subject to oversight by the Trustees.

Information Regarding Collective Investment Funds

Shareholders in the Fund will have no right to receive information about collective investment funds, will not be shareholders in collective investment funds, and will have no direct recourse against collective investment funds in which the Portfolio Advisers invest.

Antitakeover Provisions

The Fund’s governing documents include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to change the composition of its Trustees.  Such provisions could limit the ability of a Shareholder to sell his or her Shares by discouraging a third party from seeking to obtain control of the Fund.  These provisions include advance notice requirements for Shareholder proposals and super-majority voting requirements for certain transactions with affiliates, amending the Agreement and Declaration of Trust to make the Shares a redeemable security or converting the Fund to an open-end company.

Risks Associated with the Fund’s Principal Strategies and Investments

Equity Securities

Market, Industry and Specific Holdings

The share price of the Fund may fall because of weakness in the stock markets, generally, weakness with respect to a particular industry in which the Fund has significant holdings, or weaknesses associated with one or more specific companies in which the Fund may have substantial investments.  The stock markets generally may decline because of adverse economic and financial developments in the U.S. and abroad.  Industry or company earnings may deteriorate because of a variety of factors, including maturing product lines, changes in technologies, new competition and changes in management.  Such weaknesses typically lead to changes in investor expectations of future earnings and a lack of confidence in current stock prices.  Downward pressures on stock prices accelerate if institutional investors, who comprise a substantial portion of the market, also lose confidence in current prices.

Large- and Mid-Capitalization Securities

Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies.  Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.

Small- and Micro-Capitalization Securities

Investments in small- and micro-cap companies typically present greater risks than investments in larger companies because small companies often have limited product lines and few managerial or financial resources.  As a result, the performance of the Fund may be more volatile than a fund that invests only in large- and mid-cap stocks.

Growth and Value Stock Investing

Different investment styles periodically come into and fall out of favor with investors, depending on market conditions and investor sentiment.  As the Fund holds stocks with both growth and value characteristics, from time to time it could underperform stock funds that take a strictly growth or value approach to investing.  Growth stocks generally are more volatile than the overall stock market and can have sharp price declines as a result of earnings disappointments.  Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

Debt Securities

Corporate Debt Obligations

The Fund may invest in corporate debt obligations and other forms of indebtedness, including commercial paper.  Corporate debt obligations are subject to the risk of an issuer’s inability to meet principal and interest payments on the obligations (credit risk).  In addition, the value of debt obligations typically is inversely related to interest rates, that is, as interest rates rise, the value of the debt obligation falls.  Certain debt obligations, such as mortgage-backed and other asset-backed securities, also are subject to pre-payment risk, that is, the risk that the instrument will be prepaid prior to maturity, causing the debt holder to reinvest the prepayment proceeds in instruments with lower interest rates.

U.S. Government Securities

The Fund may invest in U.S. government securities, such as U.S. Treasury bills and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises.  U.S. government securities also include Treasury receipts and other stripped U.S. government securities, where the interest and principal components of a U.S. government security are traded independently.  The Fund may also invest in zero-coupon U.S. Treasury securities and in zero coupon securities issued by financial institutions, which represent a proportionate interest in underlying U.S. Treasury securities.  A zero coupon security pays no interest to its holder during its life, and its value consists of the difference between its face value at maturity and its cost.  U.S. government securities are subject to market and interest rate risk.  The values of stripped U.S. government securities as well as zero coupon securities generally are more volatile than the values of other types of U.S. government securities.

Lower-Rated Securities

The Fund may invest and transact in lower-rated fixed income securities and other instruments, sometimes referred to as “junk” bonds.  Lower-rated securities may include securities that have the lowest rating or are in default.  Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities, including a high degree of credit risk.  Lower-rated securities may be regarded as predominately speculative with respect to the issuer’s continuing ability to meet principal and interest payments.  Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities.  Lower-rated securities may be more susceptible to losses and real or perceived adverse economic and competitive industry conditions than higher-grade securities.  Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default, and to be unlikely to have the capacity to pay interest and repay principal.  The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher-grade securities.  Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of such investments.  Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.  Furthermore, with respect to certain residential and commercial mortgage-backed securities, it is difficult to obtain current reliable information regarding delinquency rates, prepayment rates, servicing records, as well as updated cash flows.  The use of credit ratings as the sole method of evaluating lower-rated securities can involve certain risks.  For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities.  In addition, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated.

Bank Debt

The Fund may invest in bank loans and participations.  Risks associated with these obligations include inadequate perfection of the security interest granted under the loan documents, the possible invalidation or compromise of a loan transaction as a fraudulent conveyance or preference under relevant creditors’ rights laws; the validity and seniority of bank claims and guarantees; environmental liability that may arise with respect to collateral securing the obligations; long and less certain settlement periods; limitations on the ability of the Fund to enforce its rights with respect to participations, and illiquidity in the market for the resale of such loans.

Project Finance Investments

The Fund may make investments in securities issued to finance the development of infrastructure in the U.S. and outside of the U.S., including highways, airports, water and sewage facilities, and energy distribution and telecommunication networks, schools, universities, hospitals, public housing and prisons.  Investments in infrastructure are highly regulated and a failure by the Fund to comply with all applicable regulations may result in a substantial loss on investment.  Some infrastructure projects may be in unstable political environments, which could impact the efficiency of an operation or prevent the continued operation of an asset in extreme circumstances.  Although the liquidity of infrastructure investments varies by project, the market for these assets is generally not liquid and the Fund may not be able to readily liquidate an investment.  There are varying levels of liability and liability protection incorporated in infrastructure investments.  Governmental liability shields may not transfer to new operators.

Derivatives

Futures

The Fund may invest in certain futures contracts, including stock index futures contracts, futures contracts on government securities, interest rates, non-U.S. currencies, metals and energy products.  Futures contracts markets are highly volatile and are influenced by a variety of factors, including national and international political and economic developments.  In addition, because of the low margin deposits normally required in futures trading, a high degree of leverage is typical of a futures trading account.  As a result, a relatively small price movement in a futures contract may result in substantial losses to the trader.  Moreover, futures positions are marked to market each day and variation margin payments must be paid to or by a trader.

Although the Portfolio Accounts typically enter into futures contracts only if an active market exists for the contracts, no assurance can be given that an active market will exist for the contracts at any particular time.  Certain futures exchanges do not permit trading in particular futures contracts at prices that represent a fluctuation in price during a single day’s trading beyond certain set limits.  If prices fluctuate during a single day’s trading beyond those limits, a Portfolio Account could be prevented from promptly liquidating unfavorable positions and thus be subjected to substantial losses.

In addition, the Commodity Futures Trading Commission (the “CFTC”) and various exchanges impose speculative position limits on the number of positions a person or group may hold or control in particular commodities.  For purposes of complying with speculative position limits, the Fund’s outright positions (i.e., those that are not bona fide hedge positions or spread positions specifically exempted from speculative limits) may be aggregated with positions of certain related persons and, as a result, the Fund may be unable to take positions in particular futures contracts or may be forced to liquidate positions in particular futures contracts.

Unlike trading on domestic futures exchanges, trading on non-U.S. futures exchanges is not regulated by the CFTC and may be subject to greater risks than trading on domestic exchanges.  For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and a trader may look only to the broker for performance of the contract.  In addition, unless a Portfolio Account hedges against fluctuations in the exchange rate between the U.S. dollar and the currencies in which trading is done on non-U.S. exchanges, any profits that a Portfolio Account (and, therefore, the Fund) might realize in trading could be eliminated by adverse changes in the exchange rate, or the Portfolio Account (and, therefore, the Fund) could incur losses as a result of those changes.

Options

The Fund may invest in options, including options on futures contracts.  Specific market movements of the option and the instruments underlying an option cannot be predicted.  To realize any profit in the case of an option, therefore, the option holder would need to exercise the option and comply with margin requirements for the underlying instrument.  A writer of an option may not terminate the obligation until the option expires or the writer is assigned an exercise notice.  The purchaser of an option is subject to the risk of losing the entire purchase price of the option.  The writer of an option is subject to the risk of loss resulting from the difference between the premium received for the option and the price of the asset underlying the option that the writer must purchase or deliver upon exercise of the option.  The writer of a naked option may have to purchase the underlying asset in the market for substantially more than the exercise price of the option in order to satisfy his delivery obligations.  This could result in a large net loss.  Stock or index options that may be purchased or sold by the Fund may include options not traded on a securities exchange.  The risk of nonperformance by the obligor on such an option may be greater and the ease with which the Fund can dispose of or enter into closing transactions with respect to such an option may be less than in the case of an exchange traded option.

Swap Agreements

The Fund may use equity, interest rate, index and currency swap agreements.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns earned on specified assets, such as the return on, or increase in value of, a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a “basket” of securities representing a particular index.  The use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary securities transactions.  Interest rate swaps, for example, do not typically involve the delivery of securities, other underlying assets or principal.  Accordingly, the market risk of loss with respect to an interest rate swap is often limited to the amount of interest payments that the Fund is contractually obligated to make on a net basis.

Forward Trading

The Fund may enter into forward contracts and options in forward contracts.  Forward contracts and options forward contracts, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis.  Forward and “cash” trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable.  The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.  There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell.  Disruptions can occur in any market traded by the Portfolio Accounts due to unusually high trading volume, political intervention or other factors.  The imposition of controls by governmental authorities might also limit such forward (and futures) trading to less than that which the Portfolio Adviser would otherwise recommend, to the possible detriment of the Fund.  Market illiquidity or disruption could result in major losses to the Fund.

Hedging Transactions

The Fund may invest in securities and utilize financial instruments, including forward contracts, currency options and interest rate swaps, caps and floors both for investment purposes and hedging purposes in order to: (a) protect against possible changes in the market value of portfolio positions resulting from fluctuations in the securities markets and changes in interest rates, (b) protect the unrealized gains in the value of portfolio positions, (c) facilitate the sale of any such investments, (d) enhance or preserve returns, spreads or gains on any investment in a portfolio, (e) hedge the interest rate or currency exchange rate on any liabilities or assets, (f) protect against any increase in the price of any securities which purchase is anticipated at a later date, or (g) for any other reason that the Fund deems appropriate.  The Fund also may utilize such financial instruments for these types of hedging purposes.

Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the portfolio positions’ values.  Such hedging transactions also limit the opportunity for gain if the value of the portfolio position should increase.  Moreover, it may not be possible for the Fund to hedge against an exchange rate, interest rate or security price fluctuation that is so generally anticipated that the Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuations.

The Fund is not required to attempt to hedge portfolio positions and, for various reasons, may determine not to do so.  Furthermore, a Portfolio Adviser may not anticipate a particular risk so as to hedge against it.  While the Fund may enter into hedging transactions to seek to reduce risk, such transactions may result in a poorer overall performance for the Fund than if the Fund had not engaged in any such hedging transaction.  In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary.  For a variety of reasons, a Portfolio Adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged.  Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss.  The successful utilization of hedging and risk management transactions requires skills complementary to those needed in the selection of the Portfolio Accounts’, and Fund’s holdings.  Moreover, it should be noted that a portfolio will always be exposed to certain risks that cannot be hedged, such as credit risk (relating both to particular securities and counterparties), “liquidity risk” and “widening” risk.

Commodities

The Fund may enter into commodity contracts, such as contracts for the delivery of energy, oil, precious metals and agricultural products.  The prices of commodity contracts may be highly volatile.  Price movements of commodities contracts in which the Fund invests are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and U.S. and international political and economic events and policies.  In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly energy and agricultural products.  Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations.

Non-U.S. Investments

Generally

The Fund may invest in non-U.S. securities, including depositary receipts such as ADRs.  Non-U.S. securities involve certain factors not typically associated with investing in U.S. securities including risks relating to (a) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which portfolio securities will be denominated, and costs associated with conversion of investment principal and income from one currency into another; (b) differences between the U.S. and non-U.S. securities markets, including potential price volatility in, and relative illiquidity of, some non-U.S. securities markets, the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation; (c) certain economic and political risks, including potential exchange control regulations and potential restrictions on non-U.S. investment and repatriation of capital; and (d) with respect to certain countries, there is a possibility of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of funds or other assets of the Fund, political or social instability or diplomatic developments that could affect investments in those countries.

Emerging Market Investments

The Fund may invest in securities of companies based in emerging markets or issued by the governments of such countries.  Investing in securities of emerging countries and companies located in emerging countries involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, limitations on the removal of funds, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in a potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; or certain government policies that may restrict the Fund’s investment opportunities and problems that may arise in connection with the clearance and settlement of trades.  In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries.  Further, emerging market debt securities typically are unrated or rated in lower rating categories by the various credit rating agencies.  These securities are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.  They are also generally subject to greater risk than securities with higher credit ratings in the case of deterioration of general economic conditions.  Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields or prices of such securities may tend to fluctuate more than those for higher-rated securities.  The market for emerging market debt securities typically is less active than that for higher-rated securities, which can adversely affect the prices at which securities are sold.  In addition, adverse publicity and investor perceptions about emerging market debt securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such securities.  Sovereign debt obligations in which the Fund may invest in many cases pertain to countries that are among the world’s largest debtors to commercial banks, non-U.S. governments, international financial organizations and other financial institutions.  In recent years, the governments of some of these countries have encountered difficulties in servicing their external debt obligations, which has led to defaults on certain obligations and the restructuring of certain indebtedness.

Currency Trading

A portion of the Fund’s assets may be invested in debt, equity securities and in other financial instruments, the price of which is determined with reference to a currency other than the U.S. dollar.  As the Fund values all of its investments in U.S. dollars, the value of the Fund’s non-U.S. assets will fluctuate with changes in U.S. dollar-exchange rates.  Forward currency contracts and options may be utilized on behalf of the Fund to hedge against currency fluctuations, but the Portfolio Advisers are not required to hedge the foreign currency exposures in their Portfolio Accounts.  Moreover, there can be no assurance that such hedging transactions, even if undertaken, would be effective.

Other Types of Investments and Risks

Short Selling

A short sale involves the sale of a security that the Fund does not own in the hope of purchasing the same security (or a security exchangeable therefore) at a later date at a lower price.  To make delivery to the buyer, the Fund must borrow the security, and is obligated to return the security to the lender which is accomplished by a later purchase of the security.  The Fund realizes a profit or a loss as a result of a short sale if the price of the security decreases or increases between the date of the short sale and the date on which the Fund covers its short position (i.e., purchases the security to replace the borrowed security).  Certain market participants could accumulate such securities in a short squeeze, which would reduce the available supply, and thus increase the cost of such securities.  A short sale involves the theoretically unlimited risk of an increase in the market price of the security that would result in a theoretically unlimited loss.  The extent to which a Portfolio Adviser engages in short sales will depend upon its investment strategy and perception of market direction.  There can be no assurance that the securities necessary to cover a short position will be available for purchase.  Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.

Sector

The Fund may at any one time have significant investments in one or more specific industry sectors, and certain of the Portfolio Accounts have investment strategies that require concentrated investments in certain sectors, although the Fund as a whole does not have a policy to concentrate in any specific industry sector.  To the extent that the Fund has significant investments in a specific sector, it is subject to risk of loss as a result of adverse economic, business or other developments to that sector in addition to general market risks.

Non-Diversification

The Fund is classified as a “non-diversified” investment company, which means that the percentage of its assets that may be invested in the securities of a single issuer is not limited.  In other words, there is no limitation on the amount of Fund assets or the assets in a specific Portfolio Account that may be invested in any one issuer.  As a result, the Fund may from time to time have a significant exposure to one or more particular issuers, in which case the Fund would be susceptible to fluctuations in value resulting from adverse economic conditions affecting the performance of such issuer’s securities.  In addition, the Fund (together with positions in other accounts managed by the Investment Manager or the Portfolio Advisers) may have the ability to control the actions of the issuer.  The exercise of such control, or even the appearance that such control could be exercised, could lead to litigation or disputes with the issuer, its management and/or its other security holders causing the Fund to have to use its assets to protect its rights.  In addition, the Fund, the Investment Manager and/or a Portfolio Adviser could become an insider with respect to the issuer, which could prevent the Fund or a Portfolio Account from selling its position (or acquiring additional shares) at a time when the Investment Manager or a Portfolio Adviser otherwise believes it would be appropriate to do so.

Trading in Securities and Other Investments That May Be Illiquid

The Fund may invest in restricted or non-publicly traded securities, securities traded on non-U.S. exchanges, securities that the Fund is contractually prohibited from disposing and securities for which no readily available market exists.  These investments could prevent the Fund from liquidating unfavorable positions promptly and subject the Fund to substantial losses.  Furthermore, the valuation of illiquid investments is complex and uncertain, and there can be no assurance that the Fund’s valuation will accurately reflect the value that will be realized by the Fund upon the eventual disposition of such investment.  Disposition of such illiquid investments may also result in distributions in kind to the Fund.

Securities Lending

To earn additional income, the Fund may lend its securities to brokers, dealers and other institutional investors via a securities lending program through a securities lending agent.  When the Fund lends its securities, the amount lent at any one time may not exceed one-third of the value of the Fund’s total assets.  The Fund typically receives back from the borrower collateral in the form of cash or high quality securities.  Cash collateral typically is invested by the Fund in a money market fund, with the Fund splitting the income received from the money market fund with the securities lending agent.  Collateral in the form of securities typically is held by the Fund’s custodian, and the Fund receives a premium for loaning its securities.  That premium also is split with the securities lending agent.  The Fund returns the collateral when its lent securities are returned, or, in the event the lent securities are not returned, the collateral is retained or sold by the Fund to compensate it for its loss.

Should a borrower of securities fail financially, the Fund may experience delays in recovering the securities or exercising its rights in the collateral.  Loans are made only to borrowers that are deemed by the securities lending agent to be of good financial standing.  In a loan transaction, if the Fund accepts cash collateral it also will bear the risk of any decline in value of securities acquired with cash collateral, including shares of money market funds that intend to maintain a stable share price.

Risk of Counterparty Default

The stability and liquidity of securities lending, repurchase agreements, swap transactions, and other over-the-counter derivative transactions depend in large part on the creditworthiness of the parties to the transactions.  It is expected that a Portfolio Adviser will monitor on an ongoing basis the creditworthiness of firms with which it will enter into securities lending, repurchase agreements, swaps transactions and other over-the-counter derivatives.  If there is a default by the counterparty to such a transaction, the Fund will under most normal circumstances have contractual remedies pursuant to the agreements related to the transaction.  However, exercising such contractual rights may involve delays or costs which could result in the net asset value of the Fund being less than if it had not entered into the transaction.  Furthermore, there is a risk that any of such counterparties could become insolvent and/or the subject of insolvency proceedings.  If one or more of the counterparties were to become insolvent or the subject of insolvency proceedings in the U.S., there exists the risk that the recovery of the Fund’s securities and other assets from such counterparties will be delayed or be of a value less than the value of the securities or assets originally entrusted to such counterparties.  In addition, the Fund may use counterparties located in jurisdictions outside the U.S.  Such local counterparties are subject to the laws and regulations in non-U.S. jurisdictions that are designed to protect their customers in the event of their insolvency.  However, the practical effect of these laws and their application to the Fund’s assets are subject to substantial limitations and uncertainties.  Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a counterparty, it is impossible to generalize about the effect of their insolvency on the Fund and its assets.  Shareholders should assume that the insolvency of any counterparty would result in a material loss to the Fund.

Turnover

Some Portfolio Advisers may invest Fund assets on the basis of short-term market considerations.  The turnover rate of those assets is expected to be significant, potentially involving substantial brokerage commissions and fees, and other transaction costs.  The Fund has no direct control over this turnover.  Furthermore, if a Portfolio Adviser is terminated, it is expected that such portfolio would be liquidated and the cash proceeds would be reinvested with a replacement Portfolio Adviser or invested in another Portfolio Account.  This policy could create substantial turnover rates and corresponding brokerage commissions and fees.

Real Estate and REITs

Some Portfolio Advisers may invest Fund assets in securities of companies in the real estate industry, including REITs.  These securities are sensitive to factors such as changes in real estate values, property taxes, interest rates, cash flow of underlying real estate assets, occupancy rates, government regulations affecting zoning, land use and rents, laws permitting courts to modify the terms of mortgage loans without consent of the mortgage holder, and the management skill and creditworthiness of the issuer.  Companies in the real estate industry may also be subject to liabilities under environmental and hazardous waste laws.

Investments in the real estate industry also may be adversely affected by rising interest rates.  Rising interest rates may cause investors in the real estate industry to demand a higher annual yield, which may in turn decrease market prices for real estate-related securities.  Rising interest rates also generally increase the costs of obtaining financing, which could cause the value of the Fund’s investments to decline.  During periods of declining interest rates, many mortgages may be refinanced.   This may reduce the yield from mortgage-related securities.  Mortgage-related securities depend on payments under their mortgage loans and leases to generate cash to make distributions to their shareholders.  Accordingly, mortgage-related securities may be affected by defaults on their mortgage loans or leases.  Changes in underlying real estate values may have an exaggerated effect to the extent that the Fund concentrates investments in particular geographic regions or property types.

Tax Risks of Investing in the Fund

The Fund intends to qualify and be eligible to be treated as a RIC under the Code and to distribute substantially all of its earnings annually to Shareholders.  In any year, by qualifying as a RIC and distributing substantially all of its earnings, the Fund generally will be relieved of any liability for federal income tax.  In order to qualify for treatment as a RIC, the Fund must, among other things, satisfy a diversification requirement, and a 90 percent gross income requirement.  See “Tax Considerations” below.  The Fund currently expects that the Fund will satisfy the requirements to qualify and be eligible to be treated as a RIC, however, there can be no assurance that the Fund will so qualify and be eligible.

Income realized by assets invested in collective investment funds treated as partnerships for federal income tax purposes are allocated to investors in the funds, including (as applicable) the Fund, on a gross basis.  Further, the character of an investor’s distributive share of items of income, gain and loss of a fund generally will be determined as if the investor in the fund had realized such items directly.  Because such funds may generate income that is not qualifying income for purposes of the 90 percent gross income test, and because the Fund may not have complete information concerning the amount and sources of such a fund’s income until such income has been earned by the Fund, it may be difficult for the Fund to satisfy the 90 percent gross income test.

In addition, it may not always be entirely certain how the asset diversification rules for RIC qualification will apply to the Fund’s investments in collective investment funds.  The Fund will engage the services of a third-party service provider to collect, aggregate and analyze data on the Fund’s direct and indirect investments, in order to ensure that the Fund meets the asset diversification test.  In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional interests to come into compliance with the asset diversification test or by disposing of non-diversified assets.  Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to withdraw its interest in a collective investment fund that limit utilization of this cure period.

Certain of the Fund’s investments, including its investments in collective investment funds that constitute “passive foreign investment companies” (“PFICs”) for federal income tax purposes with respect to which the Fund makes a mark-to-market election or qualified electing fund (“QEF”) election, and collective investment funds treated for federal income tax purposes as partnerships or “controlled foreign corporations,” may give rise to realization of income or gains by the Fund without corresponding cash distributions.  Thus, to the extent the Fund invests in such collective investment funds, it may be required to sell assets, potentially including such investments, including when it is not advantageous for the Fund to do so, to generate the cash necessary to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or a nondeductible 4 percent excise tax.  There can be no assurances that the Fund will be successful in this regard.

There can be no assurance that the Fund generally will be able to maintain its qualification and eligibility for treatment as a RIC.  If the Fund were to fail to qualify as a RIC or to satisfy the distribution requirement in any taxable year, that Fund would be taxed as an ordinary corporation on its taxable income even if such income were distributed to its Shareholders, and all distributions out of earnings and profits (including any distributions of net capital gain) would be taxed to Shareholders as ordinary dividend income.  In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before re-qualifying for taxation as a RIC.  Disqualification as a RIC by the Fund could have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions.  See “Tax Considerations.”

The Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions that would otherwise be consistent with its investment strategy or can require the Fund to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to its Shareholders.

THE FOREGOING LIST OF PRINCIPAL RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OR EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE FUND.  PROSPECTIVE INVESTORS SHOULD READ THIS ENTIRE PROSPECTUS AND CONSULT WITH THEIR OWN ADVISERS BEFORE DECIDING WHETHER TO INVEST IN THE FUND.  NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED.

CONFLICTS OF INTEREST

The Investment Manager and each Portfolio Adviser (each, an “Adviser”) engages in a broad spectrum of activities, including asset management activities and sponsoring and managing private investment funds.  In the ordinary course of business, an Adviser engages in activities in which its interests or the interests of its clients may conflict, directly or indirectly, with the interests of the Fund or the Shareholders.  The discussion below sets out certain conflicts of interest that may arise; conflicts of interest not described below also may exist.  The Investment Manager can give no assurance that any conflicts of interest will be resolved in favor of the Fund or the Shareholders.  In acquiring Shares, a Shareholder will be deemed to have acknowledged the existence of potential conflicts of interest relating to the Advisers and to the Fund.

Other Activities of Advisers and their Affiliates

Each Adviser devotes to the Fund as much time as is necessary or appropriate, in its judgment, to manage the Fund’s activities.  Certain inherent conflicts of interest arise from the fact that the Adviser, its officers and employees, and its affiliates act on behalf of the Fund and may also carry on investment activities for other clients (including any other investment funds sponsored by the Adviser or its affiliates) in which the Fund has no interest.  The investment strategies and objectives of these other clients may be similar to, overlap with, or differ from the investment objective and strategy of the Fund.  These activities could be viewed as creating a conflict of interest in that the Adviser’s time will not be devoted exclusively to the business of the Fund but such time will be allocated among the Fund and the Adviser’s other clients.  In addition, the Adviser may give advice and take action in the performance of its duties to clients that may differ from advice given, or the timing and nature of action taken, with respect to the Fund.

Each Adviser’s investment activities, including the establishment of other investment funds, may give rise to additional conflicts of interest.  In addition, the activities in which the Adviser and its affiliates are involved may limit or preclude the flexibility that the Fund may otherwise have to participate in investments.  The Fund may be forced to waive voting rights or sell or hold existing investments as a result of relationships that the Adviser or its affiliates may have or transactions or investments the Adviser and its affiliates may make or have made.

The Adviser has no obligation to purchase or sell, or recommend for purchase or sale for the Fund, any investment that the Adviser or its affiliates may purchase or sell, or recommend for purchase or sale for their own accounts or for the account of any other client or investment fund.  Situations may arise in which private investment funds or accounts managed by the Adviser or its affiliates have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund.  The Adviser may communicate investment recommendations to its other clients before the Adviser has fully implemented such recommendations for the Fund.  Accordingly, the Fund and the Adviser’s other clients may be seeking to obtain limited capacity from portfolios at the same time as such non-discretionary clients.  Similarly, to the extent that a portfolio imposes withdrawal limitations, actions taken by non-discretionary clients may be adverse to the Fund or other discretionary accounts.  In addition, non-discretionary clients may from time to time have access to or have the right to obtain information about investment decisions made for the Fund or other clients.  Based on such information, the clients may take actions that are adverse to the Fund or other Adviser clients.

Each Adviser and its affiliates may also engage in business activities unrelated to the Fund that create conflicts of interest.  The Adviser and its affiliates and any of their respective officers, directors, partners, members or employees, may invest for their own account in various investment opportunities, including in a portfolio, in which the Fund has no interest.  The Adviser may determine that an investment opportunity in a particular investment is appropriate for a particular account, or for itself, but not for the Fund.

Employees of an Adviser may invest in hedge funds or other investment entities, including potential competitors of the Fund.  Shareholders will not receive any benefit from any such investments.

Allocation of Investment Opportunities

If an investment opportunity is appropriate for the Fund and one or more affiliates of an Adviser or its clients, the Adviser will seek to allocate such opportunity in a fair and equitable manner, taking into account various investment criteria, such as the relative amounts of capital available for investments, relative exposure to market trends, investment objectives, liquidity, diversification, contractual restrictions and similar factors.

Furthermore, certain of the Advisers’ affiliates may have greater financial interest in the performance of such other funds or accounts than the performance of the Fund.  These interests may give rise to conflicts of interest in making investments on behalf of the Fund and the other funds or accounts of the Adviser.  For example, these interests may create an incentive for the Adviser to allocate the Fund’s assets among funds in a manner that will be of benefit to such funds.  Due to various compliance reasons, the Fund may be unable to participate in co-investments which would limit communications between the Adviser and its affiliates.

The Advisers may establish funds with similar investment objectives and strategies to that of the Fund, subject to legal, tax, regulatory and other relevant considerations.  In the future, the Advisers may also establish additional U.S. and non-U.S. investment funds that focus on particular aspects of the Fund’s investment strategy.

Capacity

To the extent that entities affiliated with an Adviser invest in private investment funds, investment vehicles and/or managed accounts that limit the amount of assets and the number of accounts that they manage, the Adviser may be required to choose between the Fund and other clients in allocating assets to such funds or account.  Each Adviser will seek to allocate such opportunities in a fair and equitable manner, taking into account various investment criteria, such as the relative amounts of capital available for investments, relative exposure to market trends, investment objectives, liquidity, diversification, contractual restrictions and similar factors.

Transactions Between the Fund and Other Clients

Each Adviser, to the extent permitted by applicable law, may cause the Fund to purchase investments from, to sell investments to or to exchange investments with any of its affiliates.  Any such purchases, sales or exchanges generally will be effected based upon the net asset value of the investment.

Proprietary Funds

From time to time, an Adviser or one of its affiliates may hire or enter into a partnership or other arrangement with one or more investment professionals to form and manage private investment funds or separately managed accounts pursuing alternative investment strategies (“Proprietary Funds”).  The Adviser or its affiliates generally receive a substantial portion of the revenues attributable to these Proprietary Funds, in most instances greater than the portion of the revenues it would receive from the Fund.  The nature of the Adviser’s or its affiliates’ relationship with Proprietary Funds means that, due to the prohibitions contained in the 1940 Act on certain transactions between a registered investment company and affiliated persons of it, or affiliated persons of those affiliated persons, the Fund will not be able to invest in the Proprietary Funds, even if the investment would be appropriate for the Fund.  These prohibitions are designed to prevent affiliates and insiders from using a registered investment company (such as the Fund) to benefit themselves to the detriment of the registered investment company and its shareholders.

Fund Service Providers – Capital Introductions and Shareholders

From time to time, each Adviser’s personnel may speak at conferences and programs for potential investors interested in investing in hedge funds, which are sponsored by investment firms or other financial institutions that either provide services to the Fund or have a relationship with the Adviser.  Through such “capital introduction” events, prospective investors in the Fund have the opportunity to meet with the Adviser.  Neither the Adviser nor the Fund compensates the sponsors for organizing these events or for investments ultimately made by prospective investors attending the events.  However, these events and other services (including, without limitation, capital introduction services) may influence the Adviser in deciding whether to do business with or employ the services of such investment firms.  Investment banks or other financial institutions, as well as the Adviser’s employees, may also be investors in the Fund.  These institutions and employees are a potential source of information and ideas that could benefit the Fund.  Each Adviser has procedures in place designed to prevent the inappropriate use of such information by the Fund.

Diverse Shareholders; Relationships with Shareholders

The Shareholders are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Fund.  The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Fund, the structuring of the acquisition of investments of the Fund, and the timing of disposition of investments.  This structuring of the Fund’s investments and other factors may result in different returns being realized by different Shareholders.  Conflicts of interest may arise in connection with decisions made by the Advisers, including decisions with respect to the nature or structuring of investments that may be more beneficial for one Shareholder than for another, especially with respect to a Shareholder’s individual tax situation.  In selecting Portfolio Account securities for the Fund, each Adviser considers the investment and tax objectives of the Fund as a whole, not the investment, tax or other objectives of any individual Shareholder.

Relationships with Intermediaries

Each Adviser and its affiliates may make certain ongoing payments to third-party service providers or intermediaries from its or their own resources.  Thus, these service providers and intermediaries and their financial advisers may have a conflict when advising Shareholders and prospective investors, between their interest in advising such persons for the benefit of such Shareholders and their interest in receiving or continuing to receive such compensation.  In addition, the Adviser’s relationship with certain service providers and intermediaries that have affiliates that sponsor investment funds in which the Fund may invest and which may be affiliated with certain sponsors of investment funds that are otherwise unaffiliated with the Fund, may create an incentive for the Adviser to favor such affiliates of an intermediary over other investment funds when selecting the Portfolio Account securities for the Fund.

MANAGEMENT OF THE FUND

Trustees

The Trustees have overall responsibility for the management and supervision of the business operations of the Fund and monitoring and overseeing the Fund’s investment program.  There currently are three Trustees, none of whom is an “interested person” (as defined in the 1940 Act) of the Fund.  The Trustees are subject to removal or replacement in accordance with Delaware law and the Fund’s Agreement and Declaration of Trust.  The current Trustees have been elected by the initial Shareholder of the Fund.  To the extent permitted by the 1940 Act and other applicable law, the Trustees may delegate any of their rights, powers and authority to, among others, any person, including the officers of the Fund, the Investment Manager, or any committee of the Trustees.

Investment Manager

Overview

Subject to the general supervision of the Trustees and in accordance with the investment objective, policies, and restrictions of the Fund, the Investment Manager is responsible for the management and operation of the Fund, the selection of the Portfolio Advisers, and the allocation of Fund assets among the Portfolio Accounts.

The Investment Manager, Little Harbor Advisors, LLC, is registered as an investment adviser under the Advisers Act and has principal offices at 30 Doaks Lane, Marblehead, Massachusetts 01945.  The Investment Manager provides investment advisory services for public and private funds and registered investment companies.  The Investment Manager devotes such time to the ongoing operations of the Fund as it deems appropriate in order to implement and monitor the Fund’s investment program.

Certain employees of the Investment Manager act as the Investment Committee (the “Investment Committee”).  The Investment Committee makes recommendations to the Investment Manager on the allocation and rebalancing of Fund assets.  In order to perform their responsibilities, each of the Investment Manager and the Investment Committee regularly monitors and analyzes the holdings, investment activities, and performance of the Portfolio Accounts and of the Fund.

The Investment Committee currently is composed of Moses Grader, John Hassett and Jeffrey Landle.

Moses Grader, Managing Principal and Chief Operating Officer, Little Harbor Advisors, LLC, since January 2012.  Mr. Grader has 20 years of experience in a variety of investment and financial advisory roles.  Mr. Grader is a co-founder, Managing Principal and Chief Operating Officer of Tuckerbrook Alternative Investments, LLC.  Prior to joining the Investment Manager, Mr. Grader was a Principal at Radius Capital Partners, LLC, a private equity firm.  Mr. Grader has an MBA from Harvard Business School and an MA in International Economics from The Fletcher School of Law and Diplomacy at Tufts University.

John Hassett, Managing Principal and President, Little Harbor Advisors, LLC, since January 2012. Mr. Hassett has 12 years of experience in the investment banking and investment management industry. Since 2004, Mr. Hassett has been a Managing Director of Tuckerbrook Alternative Investments, LP and a Managing Member of Tuckerbrook Alternative Investments, LLC, which is the general partner of Tuckerbrook Alternative Investments, LP. Prior to joining Tuckerbrook, Mr. Hassett founded three technology companies and led the consolidation of nine privately owned conference services companies to form Vialog Corporation. Mr. Hassett attended the University of Dayton.

Jeffrey C. Landle, CFA, Managing Principal and Chief Investment Officer, Little Harbor Advisors, LLC, since January 2012.  Mr. Landle has 24 years of experience in the investment management industry.  Prior to joining the Investment Manager, Mr. Landle was a founding principal of HARDT GROUP and has been a member of its Executive Committee since January 2004.  He remains Chairman of the Investment Management Committee of HARDT GROUP Global Management.  Mr. Landle received a B.S. in Finance from St. John’s University and an MBA in Finance from New York University.  Mr. Landle is a Chartered Financial Analyst charter holder.

The SAI provides additional information about the Investment Committee members’ compensation, other accounts they manage and their ownership of Shares in the Fund.

Establishing, Monitoring and Adjusting Allocations

The Investment Manager is responsible for portfolio analysis and risk monitoring for the Fund, and provides an additional layer of risk oversight to the Portfolio Advisers.  The Investment Manager is responsible for establishing, monitoring and adjusting the allocations of investment assets among the Portfolio Accounts.  At the end of each quarter, the Investment Manager, in its sole discretion, will either make new allocations of assets to the Portfolio Accounts, redeem assets from the Portfolio Accounts, or otherwise reallocate the assets of the Fund which are invested in the Portfolio Accounts; provided, however, the Investment Manager’s present intent is to rebalance the allocation of such assets to approximate an equal dollar value of assets under management in each of the Portfolio Accounts.  Any change in allocations to the Portfolio Accounts for the purpose of rebalancing will be made without notice to the Shareholders.  Although the Investment Manager’s present intent is to have the original Portfolio Accounts remain the only Portfolio Accounts, the Investment Manager may liquidate the Fund’s interest in a Portfolio Account without prior written notice to the Shareholders in the Fund.  Additionally, the Fund and the Investment Manager expect to apply for an exemptive order from the SEC that would permit the Investment Manager to engage additional portfolio advisers or replace a Portfolio Adviser without Shareholder approval.  There can be no assurance that such exemptive relief, if applied for, would be granted. The Fund expects to allocate its net assets among no less than six Portfolio Accounts at all times but the Investment Manager may allocate as much (including up to 100 percent) or as little of the Fund’s net assets to a particular Portfolio Account as the Investment Manager, in its discretion, determines.

The Investment Manager also is responsible for establishing, monitoring and overseeing the return objectives, risk tolerance, risk controls and portfolio constraints of the Fund.  In order to perform its responsibilities, the Investment Manager regularly monitors and analyzes the holdings, investment activities, and results of the individual Portfolio Accounts, as well as the Fund.  The Investment Manager may utilize tools such as stress-testing, value at risk calculation, liquidity analysis, holdings-based analysis, and returns-based analysis in its oversight function and in making decisions.

Ongoing Monitoring

The Investment Manager monitors and manages the Fund’s portfolio on an ongoing basis.  This monitoring includes the ongoing reassessment of Portfolio Accounts and the competence of each Portfolio Adviser regarding the investments in its Portfolio Account, including with respect to factors that may impact performance.  The Investment Manager performs periodic quantitative monitoring (that may include monitoring returns, exposures and correlations) and qualitative monitoring (that may include face-to-face meetings or conference calls, reviews of organizational changes and strategy consistency) of the Portfolio Advisers using information available to it.  Successful implementation of these and other risk management techniques are intended to enable the Investment Manager to identify potential deficiencies in the investment strategies and internal controls of a Portfolio Adviser and may lead to a rebalancing of the capital allocated to the Portfolio Account.  No risk-management process is fail-safe, and no assurance can be given that the Investment Manager’s risk management process will achieve its objective.  From time to time, the Investment Manager may modify or change its risk management system.

The Investment Manager believes there are a number of potential reasons for reducing capital allocated to a Portfolio Account.  Some of these reasons may include: deficiencies in the investment strategy or internal controls of a Portfolio Adviser, style drift, change in key personnel, change in investment strategy, and significant change in the amount of assets under management.  The Investment Manager will rebalance the allocation to each Portfolio Account quarterly, in its sole discretion.  Capital withdrawn from one Portfolio Account generally will be reallocated to other Portfolio Accounts to achieve rebalancing.

Management Fee

The Investment Manager provides investment advisory services to the Fund pursuant to an investment management agreement between the Fund and the Investment Manager (the “Investment Management Agreement”).   In consideration for all such services, the Fund pays the Investment Manager a fee, computed and payable monthly, in arrears, at an annual rate of 2 percent of the Fund’s net assets.   The Management Fee is paid directly to the Investment Manager by the Fund and the Portfolio Advisers are paid by the Investment Manager from the Investment Manager’s assets. For more information concerning payments to the Portfolio Advisers, see “Management of the Fund—Portfolio Advisers” below.  A discussion regarding the basis for the Trustees’ approval or re-approval of the Investment Management Agreement and the Investment Sub-Advisory Agreements (as defined below) is available in the Fund’s most recent annual or semi-annual report to Shareholders.

Incentive Fee

In addition to the Management Fee, the Investment Manager is paid an Incentive Fee pursuant to the Investment Management Agreement.  The Incentive Fee is calculated based on the performance of the Fund as a whole, and not separately for each Portfolio Account.  The Incentive Fee is calculated and paid quarterly in arrears.  The amount of the Incentive Fee for any quarter equals 20 percent of the Fund’s “Pre-Incentive Fee Net Profits” (as defined below) for that quarter.  The Fund’s “Pre-Incentive Fee Net Profits (or Losses)” for a specific quarter means an amount equal to (a) the sum of the interest income, dividend income and any other income accrued by the Fund during the quarter and all realized and unrealized gains during such quarter, minus (b) the Fund’s accrued operating expenses for the quarter (including the Management Fee), other than the Incentive Fee due for that quarter, and all realized and unrealized losses during such quarter.  No Incentive Fee will be payable, however, for any quarter unless all Pre-Incentive Fee Net Loss from prior quarters has been recovered in full by the Fund, occasionally referred to as a “high water mark” calculation.  The Pre-Incentive Fee Net Losses, if any, to be recovered before payment of any Incentive Fees will be reduced proportionately in the event of withdrawals by Shareholders.  There is no guarantee that the Fund will have any Pre-Incentive Fee Net Profits in its first or any fiscal quarter.

The Portfolio Advisers are paid by the Investment Manager any incentive amount to which they are entitled.  For more information concerning payments to the Portfolio Advisers, see “Management of the Fund—Portfolio Advisers” below.

The Investment Manager is under no obligation to repay any Incentive Fee previously paid by the Fund.   Thus, the payment of an Incentive Fee for a quarter will not be reversed by the subsequent decline of the Fund’s assets in any subsequent quarter.

The calculation of the Incentive Fee involves complex accounting concepts.  The Fund encourages you to consult with your financial adviser regarding this calculation.

Portfolio Advisers

Overview

The Investment Manager pursues the Fund’s investment objective by allocating a portion of the Fund assets among multiple Portfolio Advisers whose investment strategies, collectively, are intended to be complementary to allow the Fund to achieve its objective under a variety of market conditions.  See “Investment Objective and Strategy” in this Prospectus for further discussion.  Each Portfolio Adviser is responsible for deploying its own investment strategy to manage those Fund assets allocated to it.  Pursuant to separate Investment Sub-Advisory Agreements (each, an “Investment Sub-Advisory Agreement” and collectively, the “Investment Sub-Advisory Agreements”) with the Investment Manager and the Fund, the current Portfolio Advisers are:

Argonaut Management, L.P. (“Argonaut”) – Discretionary Global Macro: Founded in 1993, Argonaut is a registered investment adviser under the Advisers Act, a registered commodity trading adviser with the CFTC and a member of the National Futures Association.  Its principal business address is 546 Fifth Avenue, 17th Floor, New York, New York 10036.  David E. Gerstenhaber, President of Argonaut, serves as portfolio manager with respect to Argonaut’s Portfolio Account.  Mr. Gerstenhaber is also the sole owner of Argonaut.  Mr. Gerstenhaber has, among other things, served as a portfolio manager of Argonaut since 1993.

Buckingham Capital Management, Inc. (“BCM”) – Global Consumer Sector Retail/Apparel/Footwear Long/Short Equities:  BCM is an SEC-registered investment adviser founded in 1985 by David B. Keidan.  Its principal business address is 485 Lexington Avenue, 3rd Floor, New York, New York 10017.  BCM is a wholly owned subsidiary of The Buckingham Research Group Incorporated, a registered broker-dealer and FINRA member, founded in 1982 by majority-owner David B. Keidan.  BCM’s Retail/Apparel/Footwear investment team, which manages the Portfolio Account assigned to BCM, is led by portfolio managers Laurence C. Leeds and Daniel R. Schwarzwalder.  Mr. Leeds, the Chairman of BCM, joined BCM in 1988 and was previously Chairman and Chief Executive Officer of Manhattan Industries, an apparel manufacturer and retailer from 1974 to 1998. Mr. Schwarzwalder, a Senior Managing Director of BCM, joined BCM in 1999 with over 25 years of retail experience as a senior member of management for several corporations, including Federated Department Stores.

Corsair Capital Management, L.P. (“Corsair”) – U.S. Long/Short Equities: Corsair is an SEC-registered investment adviser.  Its principal business address is 366 Madison Avenue, 12th Floor, New York, New York 10017. The firm is managed by Jay R. Petschek and Steve Major, who also are the principal owners of Corsair. Mr. Petschek and Mr. Major serve as the portfolio managers to the Portfolio Account assigned to Corsair. From 2002 to 2013, both of Mr. Petschek and Mr. Major served as Managing Members of Corsair Capital Management, L.L.C., and since 2014 have served as Managing Members of the General Partner of Corsair Capital Management, L.P., the successor of Corsair Capital Management, L.L.C.

Eclipse Capital Management, Inc. (“Eclipse”) – Systematic Global Macro: Multi-Term, Multi-Model: Founded in 1983, Eclipse is registered with the SEC as an investment adviser and with the CFTC as a commodity trading adviser.  Its principal business address is 7700 Bonhomme Ave #500 St Louis, Missouri 63105.  Thomas W. Moller is the President & CEO of Eclipse.  Mr. Moller is also the sole owner of Eclipse.  He founded Eclipse in 1983.  Francis S. Olszweski currently serves as Managing Director and Chief Investment Officer. Mr. Olszweski joined Eclipse in 2001, has served as Managing Director since 2012, and as Chief Investment Officer since 2015.  From 2007 through 2014, Mr. Olszweski served as Chief Portfolio Manager.  As CIO, Mr. Olszweski serves as the portfolio manager to the Portfolio Account assigned to Eclipse.

Hadron Capital LLP (“Hadron”)  -- Western Europe Long Short Event Driven Global: Founded in October 2004, Hadron is an investment adviser registered with the SEC under the Advisers Act and the Financial Conduct Authority in the UK.  Its principal address is 5 Royal Exchange Buildings, London, EC3V 3NL, England.  Hadron is indirectly controlled by Marco D’Attanasio, currently Hadron’s Chief Investment Officer.  Mr. D’Attanasio also serves as a co-portfolio manager for the Portfolio Account assigned to Hadron, along with Massimiliano Ciuchini, PhD, and Giuseppe Di Cecio.  Each of Mr. Attanasio, Mr. Cecio, and Mr. Ciuchini is a co-founder of Hadron and has held one or more positions at Hadron since 2004.

New Generation Advisors, LLC (“New Generation”) – Distressed Bonds and Equities:  New Generation is an SEC-registered investment adviser, founded in 1990, with a principal business address at 13 Elm Street, Suite 2, Manchester, Massachusetts 01944. George Putnam III, the Company’s President and Chief Executive Officer, founded New Generation in 1990 and heads New Generation’s investment team.  Mr. Putnam also owns a majority of the equity interests in New Generation.  The investment team that manages the Portfolio Account consists of: Mr. Putnam; Carl E. Owens, the Chief Risk Officer; three analysts for New Generation, F. Baily Dent III, Johan D. Goedkoop and Michael S. Weiner; and the Head Trader Mark C. Koontz.  Mr. Owens has been the Chief Risk Officer and Assistant Treasurer of New Generation since 2009.  Mr. Baily Dent, III has been a research analyst with New Generation since 2005.  Mr. Goedkoop has been a research Analyst with New Generation since 2002.  Mr. Weiner has been a research analyst with New Generation since 2009.  Mr. Koontz has been the Head Trader of New Generation since 2012, from August 2011 through May of 2012 Mr. Koontz was an Executive Director at JP Morgan, and from May 2011 through August 2011 Mr. Koontz was a Managing Director at FBR Capital Markets.

Paskewitz Asset Management, LLC (“Paskewitz”) – Systematic Global Macro: Short-Term Countertrend: Founded in 2002, Paskewitz is an SEC-registered investment adviser and a CFTC-registered commodity trading advisor.  Its principal business address is: District View Plaza, Suite 301, 644 Fernandez Juncos Avenue, San Juan, Puerto Rico 00907-3122.  Paskewitz was founded in 2002 by Bradford H. Paskewitz, and since then Mr. Paskewitz has served as its Chief Executive Officer and sole owner. Mr. Paskewitz is the portfolio manager to the Portfolio Account assigned to Paskewitz.

Revolution Capital Management LLC (“Revolution”) – Systematic Global Macro: Multi-Term, Multi-Model: Revolution is an SEC-registered investment adviser and a CFTC-registered commodity trading adviser.  Its principal business address is at 1400 16th Street, Suite 510, Denver, Colorado 80202.  Revolution is managed by its two principal owners, Theodore R. Olson and Michael D. Mundt, who also serve as the portfolio managers to the Portfolio Account assigned to Revolution. Mr. Mundt has been a principal of Revolution since 2007 and focuses primarily on research and development, business development and marketing. Mr. Olson has been a principal of Revolution since 2006 and his primary duties include operations and research and development.

Zadig Gestion (Luxembourg) S.A.(“Zadig”) - Long Short Equities Europe: Founded in 2010, Zadig is regulated by the Commission du Surveillance du Secteur Financier (CSSF) in Luxembourg and is an investment adviser registered with the SEC under the Advisers Act. Its principal address is 70C route d’Arlon, L-8008 Strassen, Luxembourg. Zadig has a board of directors, which is responsible for the overall management of Zadig, and Zadig is indirectly controlled by Laurent M. G. Saglio, a founding partner and current director of Zadig. Mr. Saglio also serves as the portfolio manager for the Portfolio Account assigned to Zadig. Prior to founding Zadig, Mr. Saglio was a founder and managing director of Voltaire Asset Management Limited, a firm authorized and regulated by the Financial Services Authority.

Portfolio Adviser Fees

The Portfolio Advisers collectively will be paid 70 percent of the Management Fee and Incentive Fee received by the Investment Manager pursuant to the Investment Management Agreement.  Each Portfolio Adviser’s portion of the Management Fee and Incentive Fee to be paid to the Portfolio Advisers for a specific period of time is equal to the percentage of Fund assets allocated to the Portfolio Account managed by such Portfolio Adviser during that period.  The amount paid to a Portfolio Adviser will vary for each period based on the assets allocated to the Portfolio Account managed by the Portfolio Adviser.  The Incentive Fee paid to a Portfolio Adviser will be based on the performance of the Fund and not on the performance of the Portfolio Account managed by the Portfolio Adviser.  Consequently, a Portfolio Adviser will not receive any Incentive Fee if the Fund loses money, even if its assigned Portfolio Account had a successful year, and a Portfolio Adviser may receive an Incentive Fee even if its Portfolio Account loses money, so long as the Fund overall was successful.  No Portfolio Adviser receives a management fee or an incentive fee or performance allocation from a collective investment fund managed by the Portfolio Adviser or any of its Affiliates that relates to an investment in that collective investment fund by the Fund.

Portfolio Management

The SAI provides additional information about the portfolio managers of the Investment Manager and each Portfolio Adviser of the Fund, including information regarding their business experience, compensation, other accounts managed by such portfolio managers and such portfolio managers’ investments in the Fund, if any.

Undertakings to Limit Certain Expenses and Pay Certain Costs

The Investment Manager has contractually agreed, through March 31, 2016, to waive some or all of the fees that it receives from the Fund and/or reimburse the Fund for some or all of the expenses incurred by the Fund if the Fund Administration Expenses exceed an annual rate of 0.45 percent of the Fund’s net assets. Only Fund Administration Expenses are covered by that agreement.  Expenses such as the Management Fee, any Incentive Fee, custodial, transfer agency and other service provider costs, brokerage costs, interest payments, taxes, the costs of litigation and certain other expenses are not covered.

In addition, the Investment Manager has undertaken to pay or reimburse the Fund for Organizational and Offering Costs, including filing fees and expenses, and fees incurred for legal services pertaining to the organization of the Fund and the preparation and filing of the registration statement subject to certain conditions. The Fund has agreed to pay the Investment Manager an amount equal to the amount of any Fund Administration Expenses waived or reimbursed or  Organizational and Offering Costs paid or reimbursed by the Investment Manager, provided that: (a) payment or reimbursement for Fund Administration Expenses and Organizational and Offering Costs will be made only if payable on or before February 2, 2018 (i.e., not more than three years from the date the Fund commenced investment operations); and (b) payment or reimbursement will only be made to the extent that Fund Administration Expenses are less than the annual rate of 0.45 percent of the Fund’s net assets.

Borrowing to Meet Liquidity Demands

The Fund intends to enter into a short-term liquidity facility with a bank or other financial institution.  The purpose of the facility would be to facilitate repurchasing Shares.  The Fund also would be able to use the facility to, among other things, pay Fund expenses and settle Fund trades until sufficient cash becomes available through the sale of Fund assets or otherwise.

Other Service Providers to the Fund

Fund Administrator, Transfer Agent and Automatic Dividend Reinvestment Plan Administrator

The Fund has appointed UMB Fund Services, Inc. (“UMB Fund Services”) to serve as its administrator, transfer agent and Automatic Dividend Reinvestment Plan administrator pursuant to an administration, fund accounting, transfer agent and recordkeeping agreement. As the Fund Administrator, UMB Fund Services performs for the Fund fund accounting and audit coordination, anti-money laundering, regulatory administration and compliance support services, as well as tax administration.  As the transfer agent, UMB Fund Services performs two main functions for the Fund.  First, it keeps a record of who owns each outstanding Share, as well as a record of how many Shares each Shareholder holds.  Second, it serves as the Fund’s agent for the purposes of (a) paying distributions to Shareholders, (b) sending out proxy materials, (c) tendering shares in a tender offer, and (d) mailing the Fund’s annual, semi-annual and other reports. As the administrator of the Fund’s Automatic Dividend Reinvestment Plan, UMB Fund Services, among other things, maintains the records of the plan and those shareholders participating in the plan.

The Distributor

The Distributor, Foreside Fund Services, LLC, serves as the principal underwriter of the Fund.  The Distributor serves as the distributor of the Shares on a best efforts basis, subject to various conditions.  Shares may be purchased by Eligible Shareholders (as defined below) through the Distributor and through selling agents that have entered into selling agreements with the Distributor, as well as through registered investment advisers that have entered into an agreement with the Distributor. The Distributor does not intend to act as market-maker with respect to the Shares.

Pursuant to the distribution agreement (the “Distribution Agreement”), the Distributor is solely responsible for the costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws.  The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities, including certain liabilities arising under the Securities Act.  There is no material relationship between the Distributor and the Investment Manager.

Custodian and Escrow Agent

UMB Bank, N.A. serves as the custodian of the assets of the Fund (the “Custodian”), and may maintain custody of such assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories, and clearing agencies), subject to policies and procedures approved by the Trustees.  Assets of the Fund are not held by the Investment Manager or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or sub-custodian in a securities depository, clearing agency or omnibus customer account.

The Custodian also serves as escrow agent (in such capacity, the “Escrow Agent”) with respect to subscription monies received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Fund, as well as with respect to monies received from the Fund in advance of dates when Shares may be tendered to the Fund and monies may be transmitted to the tendering Shareholders.  Amounts received from prospective investors in the Fund (in the case of subscriptions) and amounts received from the Fund (in the case of tender offers) will be held in a non-interest bearing escrow account pending the transmission to the Fund or tendering Shareholders, as the case may be.  If an investor’s subscription is not accepted, the Escrow Agent will return the subscription monies to such investor.

The Custodian/Escrow Agent is an affiliate of UMB Fund Services.

Independent Registered Public Accounting Firm

The Trustees have selected McGladrey LLP as the Independent Registered Public Accounting Firm of the Fund.  McGladrey conducts an annual audit of the Fund’s financial statements and reviews the Fund’s federal and state income tax returns.

Legal Counsel

Nutter, McClennen & Fish, LLP serves as legal counsel to the Fund and the Investment Manager.

Other

The Fund is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act, as amended (the “CEA”) and, therefore, who is not subject to registration or regulation as a pool operator under the CEA.

SUBSCRIPTION FOR SHARES

The Offering

The Shares have been and are expected to continue to be offered on a continuous basis at their then-current net asset value per share plus an applicable sales load of up to 2 percent and may be purchased as of the first business day of any month, or at such other times as the Trustees may determine.  During any continuous offering, Shares may be purchased only through the Distributor or from selected broker-dealers that have entered into selling agreements with the Distributor.  Any continuous offering, if commenced, may be discontinued at any time.  The Trustees will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.

Shares are being offered only to “Eligible Shareholders” as defined below.  The minimum initial investment in the Fund by an investor is $50,000.  Subsequent investments must be at least $25,000.  These minimums may be waived by the Fund from time to time for certain investors, including officers and employees of the Investment Manager and its affiliates.

Shares purchased after the Fund commenced investment operations are issued at net asset value as of the effective date of the Share purchase.  Notice of each Share transaction will be furnished to Shareholders (or their financial representatives) as soon as practicable but not later than seven days after the Fund’s net asset value is determined and Shareholder transactions are settled, together with information relevant for personal and tax records.  The net asset value applicable to a purchase of Shares generally will be available within 30 days after the effective date of the Share purchase; at that time, the number of Shares based on that net asset value and each Shareholder’s subscription amount will be determined and credited to the Shareholder’s account.

Subscriptions for Shares will not be accepted at any time during which the Fund’s registration statement to which this Prospectus relates is not effective.  Pending investment in the Fund, the investment proceeds will be deposited in an escrow account maintained by the Escrow Agent for the benefit of Shareholders.  Shareholders will not earn interest with respect to funds held in the escrow account.  The Fund’s general policy is that the full subscription amount must be received by the Distributor no later than three business days before the effective date of the Share purchase.   If an investor’s subscription is not accepted, the Escrow Agent will return the subscription monies to such investor.

Each prospective Shareholder must complete the subscription documents, in which the prospective Shareholder must certify, among other things, that he or she is an “Eligible Shareholder” and meets other requirements for investment.  In order for a subscription to be accepted, the Fund must receive the executed subscription documents at least five business days before the date as of which Shares are to be issued.  The Fund also reserves the right to suspend or terminate the availability for purchase of Shares at any time.  Existing Shareholders seeking to purchase additional Shares are required to qualify as Eligible Shareholders and to complete another subscription application and related documents prior to an additional purchase.

Eligible Shareholders

Shares will be sold only to persons who qualify as “accredited investors,” as defined in Regulation D under the Securities Act, and “qualified clients” as defined in Rule 205-3 under the Advisers Act.  Such persons are referred to in this Prospectus as “Eligible Shareholders.” See Appendix A for a complete list of criteria to qualify as an Eligible Shareholder.  Qualifications that must be met in becoming a Shareholder are set out in the subscription documents that must be completed by each prospective investor.  Shareholders who subscribe for additional Shares will be required to qualify as Eligible Shareholders at the time of each additional subscription.  Any transferee of Shares must qualify as an Eligible Shareholder at the time of transfer.  The Trustees may waive these requirements for any investor in their sole discretion.

Suitability of Investment

An investment in the Fund involves a considerable amount of risk.  It is possible that a prospective investor may lose some or all of his or her investment.  Before making an investment decision, a prospective investor should consider, among other things: (a) the suitability of the investment with respect to such investor’s investment objectives and personal situation; and (b) other factors, including such investor’s personal net worth, income, age, risk tolerance, tax situation and liquidity needs.  Prospective Shareholders should be aware of how the Fund’s investment objective and strategies fit into their overall investment portfolio, as the Fund is not designed to be, by itself, a well-balanced investment for any particular investor.

Distribution Arrangements

The Distributor acts as the distributor of Shares on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement.  Shares may be purchased through the Distributor or through broker-dealers that have entered into selling agreements with the Distributor.  The Fund is not obligated to sell to a broker-dealer any Shares that have not been placed with Shareholders who meet all applicable requirements to invest in the Fund.

Neither the Distributor nor any other broker-dealer is obligated to buy from the Fund any of the Shares.  There is no minimum number of Shares (by all Shareholders in aggregate) required to be purchased in the initial offering or any subsequent offering.  The Distributor does not intend to make a market in the Shares.  To the extent consistent with applicable law, the Fund has agreed to indemnify the Distributor against certain liabilities under the Securities Act.  Up to the full amount of the sales charge imposed on any purchase of Shares may be re-allowed by the Distributor to brokers or dealers that have entered into selling agreements with the Distributor.  You should consult with your financial intermediary regarding any additional charges that it may impose when you buy Shares.

Shareholder Servicing

Pursuant to a shareholder servicing agreement, the Fund pays the Investment Manager or one of its affiliates (in such capacity, the “Servicing Agent”) an ongoing shareholder servicing fee at an annualized rate of 0.25 percent of the average net assets of the Fund for personal services provided to Shareholders and/or the maintenance of Shareholder accounts including, among others, responding to Shareholder inquires and providing information on their investments in the Fund (the “Shareholder Servicing Fee”).  The Shareholder Servicing Fee will be paid to the Servicing Agent out of the Fund’s assets and will decrease the net profits or increase the net losses of the Fund.  The Servicing Agent may waive (to all investors on a pro rata basis) or pay to third parties all or a portion of any such fees in its sole discretion.  The Servicing Agent may delegate some or all of its servicing responsibilities to one or more service providers.

DETERMINATION OF NET ASSET VALUE

The net asset value of the Fund and the net asset value per share are determined no less frequently than weekly, on each Friday, as of the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern time), or on such day and at such specific time or times during the day that the Trustees determine.  The net asset value of the Shares is computed daily on the five business days preceding each “Valuation Date.”  “Valuation Date” means any date chosen or authorized by the Trustees as the date on which the repurchase price of Shares will be determined with respect to each Repurchase Offer. The net asset value of the Fund as of a specific date of determination is equivalent to the aggregate value of its assets less the aggregate amount of its liabilities, including accrued fees and expenses, as of that date of determination.

The Trustees are responsible for the valuation of the Fund’s assets and liabilities. They have delegated such responsibilities to the Investment Manager.  The Trustees have approved procedures pursuant to which the Fund will value its investments in accordance with U.S. generally accepted accounting principles (“GAAP”). GAAP requires that the Fund’s investment securities be recorded at fair value. Under the valuation procedures adopted by the Trustees, assets of the Fund held directly and for which market quotations are readily available will be valued at their current market value.  Assets for which no market quotations are readily available will be valued at fair value.  In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In these circumstances, the Trustees will reevaluate their fair value methodology to determine what, if any, adjustments should be made to the methodology.

The Fund generally determines the value of its interest in a collective investment fund based on valuations provided by the collective investment fund or its agents, including its prime broker and administrator, in accordance with the collective investment fund’s valuation policies and reported as of the time that the Fund determines its net asset value.  When determining whether to invest in a collective investment fund, the Investment Manager reviews the collective investment fund’s valuation policies to determine to what extent they are similar to the Fund’s valuation policies.  Typically, the fair value of the Fund’s interest in a collective investment fund represents the amount that the Fund could reasonably expect to receive from the collective investment fund if the Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.  In the unlikely event that a collective investment fund does not report a value to the Fund on a timely basis, the Fund will determine the fair value of the collective investment fund based on the most recent value reported by the collective investment fund, as well as any other relevant information as of the valuation date.

The Fund may use other acceptable methods of valuation with respect to the assets of other investors that may result in differences in the value ascribed to the same security owned by the Fund and other investors.  Consequently, the fees charged to the Fund and other investors may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the amount of the Management Fee and the Incentive Fee, and the costs of any borrowings, are taken into account for the purpose of determining the Fund’s net asset value and its net asset value per Share.  The Fund determines the amount of the Incentive Fee as of a specific date by calculating the Incentive Fee as if the final date of the fiscal quarter for which the Incentive Fee is being determined is that specific date.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Fund if the judgments of the Trustees, the Investment Manager, the Fund Administrator or Portfolio Advisers should prove incorrect.

REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

The Fund is a closed-end investment company, and therefore no Shareholder will have the right to require the Fund to redeem his or her Shares.  No public market for the Shares exists, and none is expected to develop in the future.  The Fund does not expect to list its Shares on an exchange.  Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund.

Repurchases of Shares

The Fund has adopted a fundamental policy that provides that the Fund will make Repurchase Offers, which are quarterly offers by the Fund to repurchase a specified percentage of the outstanding Shares of the Fund.  The Trustees will determine the percentage of Shares that are be subject to any Repurchase Offer, which will range from 5 percent to 25 percent of the Fund’s outstanding Shares at the time of the Repurchase Offer.  In response to each Repurchase Offer, Shareholders may choose to tender their Shares to the Fund for repurchase.  Repurchase Offers occur at a price per Share equal to the net asset value per Share determined as of the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern time) on the applicable Valuation Date.  The applicable Valuation Date will be a date established by the Trustees within a period of 14 days (or the next business day after that period) after the Repurchase Offer ends.  Shareholders will have approximately four weeks to respond to any Repurchase Offer.  Shareholders will be notified in writing at the beginning of each Repurchase Offer period.  The Fund will suspend or delay a Repurchase Offer only if certain regulatory requirements (described in the notice of the Repurchase Offer) are met. The Fund does not expect to impose any direct charges on repurchases of Shares in the Fund.

Repurchase Procedures.  At the beginning of each Repurchase Offer, the Fund will send to its Shareholders a written notification about the Repurchase Offer, which will indicate how they may request that the Fund repurchase their Shares and the deadline for Shareholders to provide their repurchase requests to the Fund (the “Repurchase Request Deadline”), which is the date the Repurchase Offer ends. For each Repurchase Offer, the Fund will establish the Repurchase Request Deadline based on factors, such as market conditions, the level of the Fund’s assets and Shareholder servicing considerations. The repurchase price of the Shares will be the net asset value as of the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern time) on the applicable Valuation Date.  The applicable Valuation Date will be determined by the Trustees and will occur within 14 days after the Repurchase Request Deadline or the next business day thereafter if the 14th day is not a business day.

The Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, and other pertinent laws.  Shares tendered by Shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to tendering Shareholders, in cash, within 7 days after each Valuation Date. The end of the 7 days is referred to as the “Repurchase Payment Deadline.”  Repurchase proceeds will be paid to tendering Shareholders by the Escrow Agent from amounts the Escrow Agent receives from the Fund for that purpose.

Oversubscribed Repurchases.  If a Repurchase Offer is oversubscribed by Shareholders who tender Shares for repurchase, the Fund may repurchase an additional amount of Shares not exceeding 2 percent of the Shares outstanding on the Repurchase Request Deadline. If Shareholders tender more Shares than the Fund decides to repurchase (whether or not such amount includes an additional 2 percent), the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.

Notices to Shareholders. Notice of each quarterly Repurchase Offer will be sent to each beneficial owner of Shares between 21 and 42 days before each Repurchase Request Deadline. The notice will include the number of shares to be repurchased, the Repurchase Request Deadline, the Valuation Date, and the Repurchase Payment Deadline. The notice will describe (a) the procedures for Shareholders to tender Shares, (b) the procedures for the Fund to repurchase Shares on a pro rata basis, (c) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (d) the procedures that will enable Shareholders to withdraw or modify their tenders of shares prior to the Repurchase Request Deadline.

Repurchase Price. The current net asset value of the Shares is computed as of the applicable Valuation Date, including the 5 business days before a Repurchase Request Deadline. The Trustees have determined that the time at which the net asset value will be computed will be as of the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern time). The notice of the Repurchase Offer will give the net asset value per Share as of a recent date, and a toll-free number for information regarding the Repurchase Offer. During the period from notification to Shareholders of a Repurchase Offer until the applicable Valuation Date, the Fund will maintain liquid assets equal to 100 percent of the Repurchase Offer Amount based on the Fund’s net asset value.

Suspension or Postponement of Repurchase Offer. The Fund will not suspend or postpone a Repurchase Offer except if a majority of the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act, vote to do so, and only (a) if the Repurchase Offer would cause the Fund to lose its status as a RIC under subchapter M of the Code; (b) for any period during which any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which any emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund to fairly determine its net asset value; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. The Fund will send to its Shareholders notice of any suspension or postponement and notice of any renewed Repurchase Offer after a suspension or postponement.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Trustees determine that modification of the repurchase procedures described above is required or appropriate and such modification is permitted by applicable law, the Trustees will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Trustees in their sole discretion deem appropriate.

The Fund’s, and a Share’s, net asset value may change materially from the date a Repurchase Offer is mailed to the applicable Valuation Date, and to the Repurchase Payment Deadline, and it also may change materially shortly after a Repurchase Offer is completed. The method by which the Fund calculates its net asset value is discussed under the caption “Determination of Net Asset Value” and additional risks are discussed under “Principal Risk Factors—Risks Associated With the Structure and Operation of the Fund—Liquidity Risks.”

The Investment Manager or any of its affiliates may tender for repurchase in connection with any Repurchase Offer made by the Fund any Share that it holds in its capacity as a Shareholder.

Consequences of Repurchase Offers

The Fund believes that Repurchase Offers typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Investment Manager otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Investment Manager intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares, or the Investment Manager may, in its sole discretion, repurchase such Shares for its own account in exchange for cash. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a Repurchase Offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances Repurchase Offers by selling Fund investments, the Fund may hold a larger proportion of its total assets in less liquid securities. Accordingly, non-tendering Shareholders will own a proportionally greater amount of illiquid investments which may adversely affect the percentage of Shares the Trustees determine to offer to repurchase in a subsequent Repurchase Offer. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value. In addition, the repurchase of Shares by the Fund may be a taxable event to tendering Shareholders. Repurchase of the Fund’s Shares will reduce the amount of outstanding Shares and its net assets. A reduction in the Fund’s net assets will tend to increase the Fund’s expense ratio.

Forced Repurchase or Sale

The Fund may (a) repurchase all or any portion of the Shares of a Shareholder or any person acquiring Shares or portion of the Shares from or through a Shareholder without consent or other action by the Shareholder or other person or (b) cause a Shareholder to sell all or a portion of its Shares to another Shareholder, at the most recently calculated net asset value of such Shareholder’s Shares, for any reason deemed advisable by the Trustees, including situations in which:

●
The Shares (or a portion of the Shares) have been transferred without the Fund’s approval or the Shares (or a portion of the Shares) have vested in any person other than by operation of law as the result of the death, disability, dissolution, bankruptcy or incompetence of a Shareholder;

●
Ownership of the Shares (or a portion of the Shares) by a Shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction, or may in the judgment of the Trustees or the Investment Manager subject the Fund or any Shareholder to an undue risk of adverse tax (such as the Fund no longer being treated as a RIC) or other fiscal or regulatory consequences;

●
Continued ownership of the Shares (or a portion of the Shares) by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Trustees, the Investment Manager, or prevent the Investment Manager from receiving any fees in respect of the Fund or such Shareholder;

●	Any of the representations and warranties made by a Shareholder in connection with the acquisition of the Shares (or a portion of the Shares) was not true when made or has ceased to be true;
●
The value of a Shareholder’s Shares is less than an amount that the Trustees determine to be a minimum investment in the Fund, or more than an amount that the Trustees determine to be a maximum investment in the Fund; or

●	It would be in the best interests of the Fund for the Fund to repurchase such Shares.

Transfer of Shares

Shares are not expected to be traded on any securities exchange or other market. Shares may not be assigned, transferred, pledged, mortgaged, hypothecated, sold or otherwise disposed of, encumbered or conveyed (each a “Transfer”), except (a) by operation of law resulting from a Shareholder’s death, disability, dissolution, bankruptcy or incompetence or (b) with the written consent of the Trustees, which consent may be withheld in their or its sole discretion and shall not be subject to challenge by any potential assignor or assignee. The Trustees may, in their discretion, delegate to the Investment Manager their authority to consent to transfers of Shares. In connection with a Transfer of Shares, the Trustees may require the transferor to obtain, at the transferor’s expense, a written opinion of counsel that such transfer qualifies for an exemption from such registration under the Securities Act or the regulations thereunder.

Any transferee acquiring Shares by operation of law as a result of the death, disability, dissolution, bankruptcy or incompetence of a Shareholder or with the written consent of the Trustees or the Investment Manager (as applicable) will be entitled to (a) the distributions paid on the Shares so acquired, (b) to Transfer all or any portion of the Shares in accordance with the terms of the Agreement and Declaration of Trust and (c) to tender all or any portion of the Shares for repurchase by the Fund. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to Shareholder eligibility and suitability, including the requirement that any Shareholder, or the Shareholder’s equity owners in certain circumstances, at the time of purchase meets the standard for an “accredited investor” as defined in Regulation D under the Securities Act and a “qualified client” as defined in Rule 205-3 under the Advisers Act. The Trustees or the Investment Manager (as applicable) generally will not consent to a transfer if, after the transfer of the Shares, the balance of the account of each of the transferee and transferor is less than $50,000. If a Shareholder Transfers its Shares with the approval of the Trustees or the Investment Manager (as applicable), the Fund will promptly take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder. Each Shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer. If such fees have not been paid by the transferor and have been incurred by the Fund for any reason, including a decision by transferor to not Transfer the Shares, the Fund reserves the right to deduct such expenses from the Shareholder’s account.

As a condition to receiving the consent of the Trustees or the Investment Manager (as applicable) to the Transfer, a Shareholder must agree to indemnify and hold harmless the Fund, the Trustees, the Investment Manager, each other Shareholder and their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from a Transfer made by that Shareholder in violation of any condition on such Transfer imposed by the Trustees or the Investment Manager, the Fund’s Agreement and Declaration of Trust or By-Laws, or any misrepresentation made by that Shareholder or the transferee to the Fund or the Investment Manager in connection with any Transfer.

Automatic Dividend Reinvestment Plan

Pursuant to the Automatic Dividend Reinvestment Plan established by the Fund (the “Plan”), unless a Shareholder is ineligible or otherwise elects, all income distributions, whether dividend distributions and/or capital gain distributions, will be automatically reinvested by the Fund in additional Shares of the Fund. Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by indicating that choice on the subscription documents or by contacting the Fund Administrator.

After the Fund declares a dividend (including a capital gain dividend) or determines to make a capital gain distribution, participants will be issued additional Shares at their then net asset value. Notice of each such Share transaction will be furnished as soon as practicable but not later than seven days after the Fund makes such distribution and Shareholder transactions are settled, together with information relevant for personal and tax records.

In the case of persons, such as banks, brokers or nominees, who hold Shares for others who are the beneficial owners, the Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder’s name and held for the account of beneficial owners who are participants in the Plan. Shareholders who intend to hold their Shares through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions. See “Tax Considerations.”

The Fund may terminate the Plan at any time upon written notice to the participants in the Plan. The Fund may amend the Plan at any time upon 30 days’ prior written notice to the participants. Any expense of the Plan will be borne by the Fund.

Additional information regarding the Plan may be obtained by contacting the plan administrator, UMB Fund Services, by mail at 235 W. Galena Street, Milwaukee, Wisconsin 53212 or by telephone at (844) 454-2672.

DESCRIPTION OF SHARES

The Fund is a statutory trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number of Shares of beneficial interest.

All Shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. No Shareholder has the right to require redemption or repurchase of any Shares by the Fund or to tender Shares to the Fund for repurchase. Shareholders are not liable for further calls or assessments. The Fund does not intend to hold annual meetings of Shareholders.

Under the Agreement and Declaration of Trust, Shareholders have limited voting rights. Shareholders only have the right to vote (a) on the election or removal of Trustees, only to the extent provided in the Agreement and Declaration of Trust or as required under the 1940 Act; (b) with respect to certain amendments to the Agreement and Declaration of Trust, (c) with respect to a merger, consolidation or sale of substantially all of the assets of the Fund, (d) upon the conversion of the Shares into a “redeemable security” as defined in the 1940 Act, (e) upon the conversion of the Trust from a closed-end company to an open-end company, (f) in some circumstances, on Principal Shareholder Transactions (as described below), (g) on the termination of the Fund, in limited circumstances (as described below) and (h) on such additional matters as required by law or as considered necessary or desirable by the Trustees.

Under the Agreement and Declaration of Trust, a Trustee may be removed only for cause and only (x) by action of at least 75 percent of the outstanding Shares of the classes or sub-classes of Shares entitled to vote for the election of such Trustee, at a meeting called for the purpose of voting on such removal, or (y) by at least 75 percent of the remaining Trustees.

The following transactions may be authorized only by the affirmative vote or consent of a majority of the Trustees and at least 75 percent of the Shares outstanding and entitled to vote thereon, when a Principal Shareholder (as defined below) is a party to the transaction: (a) the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder; (b) the issuance of any securities of the Fund to any Principal Shareholder for cash (other than pursuant to an automatic dividend reinvestment plan); (c) a sale, lease or exchange of all or any substantial part of the assets of the Fund to a Principal Shareholder; or (d) the sale, lease or exchange to the Fund or any subsidiary thereof, in exchange for securities of the Fund, of any assets of any Principal Shareholder (except, with respect to (c) and (d), assets having an aggregate fair market value of less than 2 percent of the total assets of the Fund, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a 12-month period), (transactions described in (a) through (d) are collectively referred to as “Principal Shareholder Transactions”). A “Principal Shareholder” is any person who beneficially owns, directly or indirectly, 5 percent or more of the outstanding Shares. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control of the Fund by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objective and policies. The provisions of the Agreement and Declaration of Trust described above could have the effect of discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The Trustees of the Fund have considered the foregoing antitakeover provisions and concluded that they are in the best interests of the Fund.

The Fund may be terminated at any time without Shareholder vote or consent by the action of a majority of the Trustees, or else by the vote or consent of Shareholders holding at least 75 percent of the outstanding Shares of the Fund. Upon termination of the Fund, after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated, of the Fund as may be determined by the Trustees, Shareholders are entitled to share ratably in all remaining assets of the Fund (except to the extent otherwise required or permitted by the preferences and special or relative rights and privileges of the Shares).

The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Agreement and Declaration of Trust and the Bylaws, each as amended, both of which are on file with the SEC as of the date of this Prospectus.

Under the Agreement and Declaration of Trust, the Fund has agreed to indemnify the Investment Manager, its directors, officers, members and affiliates, and each of the Trustees and the Fund’s officers (including such persons who serve at the Fund’s request as directors, officers, members, partners or trustees of another organization in which the Fund has any interest as a shareholder, creditor or otherwise) (each such person hereinafter referred to as a “Fund Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Fund Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Fund Covered Person may be or may have been involved as a party or otherwise or with which such Fund Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Fund Covered Person, except with respect to any matter as to which such Fund Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Fund Covered Person’s action was in the best interests of the Fund and except that no Fund Covered Person shall be indemnified against any liability to the Fund or its Shareholders to which such Fund Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Fund Covered Person’s office. Upon certain conditions, the Fund shall advance expenses incurred by any Fund Covered Person in advance of the final disposition of any such action, suit or proceeding.

PORTFOLIO TRANSACTIONS

Each Portfolio Adviser will allocate its Portfolio Account transactions to brokers (which include futures commissions merchants). Portfolio Advisers have authority to, and may, select brokers in consideration of such brokers’ provision or payment of the costs of property and services which are generally of benefit to clients of the Portfolio Adviser, including the Fund, although such services may not directly relate to any transactions for the benefit of the Fund. Portfolio Advisers may use “soft dollars” generated on transactions outside of the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to obtain non-research products and services.

In view of the fact that the investment program of certain of the Portfolio Advisers may include trading as well as investment, short-term market considerations are frequently involved, and the portfolio turnover in certain of the Portfolio Accounts may be substantially greater than the turnover rates of other types of Portfolio Accounts.

TAX CONSIDERATIONS

The following discussion offers only a brief outline of certain principal U.S. federal income tax consequences of investing in the Fund and is based on the U.S. federal tax laws, regulations and rulings in effect on the date hereof. Such tax laws and authorities are subject to change by legislative, judicial or administrative action, possibly with retroactive effect. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations including state taxes and laws applicable to particular Shareholders, including Foreign Shareholders (as defined below) which are not discussed herein. Shareholders should consult their own tax advisers for more detailed information and for information regarding the impact of state, local and foreign taxes on an investment in the Fund.

Qualification as a Regulated Investment Company

The Fund intends to elect to be treated and to qualify annually for treatment as a RIC under Subchapter M of the Code. In order for the Fund to so qualify, it must meet an income and asset diversification test each year. To satisfy the income test, the Fund must derive at least 90 percent of its gross income for each taxable year from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (b) net income derived from interests in “qualified publicly traded partnerships” (as defined in the Code).

To satisfy the asset diversification test, the Fund must diversify its holdings so that at the end of each fiscal quarter, (x) at least 50 percent of the value of its total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited, with respect to any one issuer, to no more than 5 percent of the value of the Fund’s total assets and 10 percent of the outstanding voting securities of such issuer, and (y) not more than 25 percent of the value of the Fund’s total assets is invested in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses, or in the securities of one or more “qualified publicly traded partnerships” (as defined in the Code – see the SAI). For these purposes, the Fund will be considered to control any corporation of which the Fund owns 20 percent or more of its voting power.

In general, for purposes of the 90 percent gross income test described above, income derived from an entity treated as a partnership for U.S. federal income tax purposes will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the Fund.

Required Distributions

For each taxable year that the Fund otherwise qualifies as a RIC, it will not be subject to U.S. federal income tax on that part of its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss) that it distributes to its Shareholders, as long as the Fund distributes at least 90 percent of the sum of its investment company taxable income (without regard to the deduction for dividends paid) and any net tax-exempt interest income for that year in the form of dividends (the “distribution requirement”) to its Shareholders each year. The Fund intends to make sufficient distributions of its investment company taxable income and net tax-exempt interest income, if any, each taxable year to meet the distribution requirement.

The Fund currently intends to distribute all realized net capital gain each year. If, however, the Trustees determine for any taxable year to retain all or a portion of the Fund’s net capital gain, that decision will not affect the Fund’s ability to qualify for treatment as a RIC, but will subject the Fund to a maximum tax rate of 35 percent of the amount retained. In that event, the Fund expects to designate the retained amount as undistributed capital gains in a notice to its Shareholders, who (a) will be required to include their proportionate shares of the undistributed amount in their gross income as long-term capital gain, and (b) will be entitled to credit their proportionate shares of the 35 percent tax paid by the Fund against their U.S. federal income tax liabilities. For U.S. federal income tax purposes, the tax basis of shares owned by a Shareholder will be increased by an amount equal to 65 percent of the amount of undistributed capital gains included in the Shareholder’s gross income.

Failure to Qualify as Regulated Investment Company and Make Required Distributions

Failure of the Fund to qualify and be eligible to be treated as a RIC would likely materially reduce the investment return to the Shareholders. If the Fund were to fail to meet the income, diversification or distribution test described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax or interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise were unable to cure such failure for any year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to Shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.

Foreign Taxes

Gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on the disposition of debt securities denominated in a foreign currency, foreign currency forward contracts and certain other positions in foreign currency, to the extent attributable to fluctuations in exchange rates generally between the acquisition and disposition dates, are also treated as ordinary income or loss. Such fluctuations may affect the timing, amount and character of distributions to Shareholders.

The Fund’s investment in non-U.S. securities may be subject to withholding and other taxes imposed by countries outside the U.S. In that case, the Fund’s yield on those securities would be decreased. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50 percent of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit Shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, Shareholders will include in gross income from foreign sources their pro rata shares of such taxes.

Excise Tax

If the Fund were to fail to distribute in a calendar year at least an amount generally equal to the sum of 98 percent of its ordinary income for such year and 98.2 percent of its capital gain net income for the one-year period ending October 31 of such year, plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4 percent excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange or other taxable disposition of property that would otherwise be taken into account after October 31 of a calendar year generally are treated as arising on January 1 of the following calendar year. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid the imposition of the 4 percent excise tax, although there can be no assurance that it will be able to do so.

If a portion of the Fund’s income consists of qualifying dividends paid by U.S. corporations, a portion of the dividends paid by the Fund to corporate Shareholders, if properly reported, may qualify for the dividends received deduction, provided holding period and other requirements are met by both the Fund and the Shareholder. Even if income received in the form of ordinary income is taxed at the same rates as long-term capital gains, such income will not be considered long-term capital gains for other federal income tax purposes. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain “qualified foreign corporations” (generally, foreign corporations incorporated in a possession of the U.S. or in certain countries with a qualifying comprehensive tax treaty with the U.S., or the stock of which and with respect to which such dividend is paid is readily tradable on an established securities market in the U.S.), but not including a foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “passive foreign investment company,” as defined in the Code. There can be no assurance of what portion, if any, of the Fund’s distributions will qualify as qualified dividend income.

Passive Foreign Investment Companies

The Fund may from time to time invest in collective investment funds that are classified as PFICs for U.S. federal income tax purposes. Investments in PFICs could potentially subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the company. This tax cannot be eliminated by making distributions to Shareholders. However, the Fund may be able to avoid the imposition of that tax by making certain elections as set forth in the Code. The Fund may elect to treat a PFIC as a QEF as long as the PFIC complies with U.S. Internal Revenue Service (“IRS”) reporting requirements, in which case the Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. If the Fund realizes a loss with respect to a PFIC, whether by virtue of selling all or part of the Fund’s interest in the PFIC or because of the “mark-to-market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC interests are sold, at which point the loss will be treated as a capital loss.

If neither a “mark-to-market” nor a QEF election is made with respect to an interest in a PFIC, the ownership of the PFIC interest may have significant adverse tax consequences for the Fund. In such a case, the Fund would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the interests in a PFIC.

By making the mark-to-market election, the Fund may be required to recognize income (which generally must be distributed to the Fund’s Shareholders) in excess of the distributions that it receives from the PFIC. Accordingly, the Fund may need to borrow money or to dispose of investments, potentially including its interests in the PFIC, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or the nondeductible 4 percent excise tax. There can be no assurances, however, that the Fund will be successful in this regard, and the Fund may not be able to maintain its status as a RIC.

Controlled Foreign Corporations

The Fund intends to make certain investments in foreign corporations. Should the Fund’s interest in any such foreign corporation equal or exceed ten percent of the total combined voting power of all classes of stock in any foreign corporation, at the end of a year, it is possible that the Fund would be required to treat its investment in such corporation as an investment in a “controlled foreign corporation” (a “CFC”) under Section 951 of the Code.

Generally, a taxpayer must include its allocable share of the income of a CFC in which it is a ten percent shareholder in the taxpayer’s own income, regardless of whether or not the CFC actually makes any distributions to it. To the extent that any of the Fund’s investments in foreign corporations are deemed to be investments in CFC’s, the Fund may have income in excess of distributions and, as a result, may be required to borrow money or dispose of investments, including its interest in the CFC in order to satisfy the minimum distribution requirements to maintain its status as a RIC.

Distributions

As long as the Fund maintains its RIC status, distributions of net capital gain that are reported by the Fund as capital gain dividends will be treated as long-term capital gains in the hands of holders regardless of the Shareholders’ respective holding periods for their Shares. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to Shareholders as ordinary income. Distributions, if any, in excess of the Fund’s current and accumulated earnings and profits will first reduce the adjusted tax basis of a Shareholder’s Shares and, after that basis has been reduced to zero, will constitute a capital gain to the Shareholder (assuming the Shares are held as a capital asset).

Distributions are taxable in the same manner, whether Shareholders receive cash or reinvest the distributions in additional Shares through the Plan (described above). Shareholders will be notified annually as to the U.S. federal tax status of distributions. Shareholders subject to U.S. federal income tax generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income (and, to the extent applicable, as a capital gain dividend) to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes.

Sale or Exchange of Shares

The sale or other disposition of Shares generally will be a taxable transaction for U.S. federal income tax purposes. Selling holders of Shares generally will recognize gain or loss in an amount equal to the difference between the amount of cash and the fair market value of any property received in exchange therefore and their respective bases in such Shares. If the Shares are held as a capital asset, the gain or loss generally will be a capital gain or loss. A repurchase (including a repurchase resulting from a tender offer or liquidation of the Fund), if any, of Shares by the Fund generally will give rise to capital gain or loss if, after the repurchase, the Shareholder does not own (and is not regarded under certain tax law rules of constructive ownership as owning) any Shares in the Fund and provided that the repurchase proceeds do not represent declared but unpaid dividends.

Generally, a holder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. However, any loss realized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the holder (or amounts credited to the holder as undistributed capital gains) with respect to such Shares. Also, any loss realized upon a taxable disposition of Shares may be disallowed if other substantially identical shares are acquired (including through the reinvestment of distributions, which could occur, for example, if the Shareholder is a participant in the Plan) within a 61-day period beginning 30 days before and ending 30 days after the date the original Shares are disposed of. If disallowed, the loss will be reflected by an upward adjustment to the basis of the shares acquired. Capital losses may be subject to other limitations imposed by the Code.

Income from Repurchases and Transfers of Shares

After the Fund commences investment operations, the Fund expects to make repurchase offers for its Shares from time to time (as described above). Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically repurchasing Shares of the Fund.

Information Reporting and Back-up Withholding

The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable dividends and repurchase proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers or who otherwise fail to make required certifications, or if the Fund or a Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is provided to the IRS.

Non-U.S. Shareholders

Absent a specific statutory exemption, dividends other than capital gain dividends paid to a Shareholder who is not a “U.S. person” within the meaning of the Code (a “Foreign Shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30 percent (or lower applicable treaty rate). Capital gain dividends and any amounts retained by the Fund which are designated as undistributed capital gains will not be subject to U.S. tax at the rate of 30 percent (or lower treaty rate) unless the Foreign Shareholder is a nonresident alien individual and is physically present in the U.S. for more than 182 days during the taxable year and meets certain other requirements. However, this 30 percent tax on capital gains of nonresident alien individuals who are physically present in the U.S. for more than the 182-day period only applies in exceptional cases because any individual present in the U.S. for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30 percent tax. In the case of a Foreign Shareholder, the Fund may be required to withhold U.S. income tax on distributions of net capital gain unless the Foreign Shareholder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption (generally by providing an IRS Form W-8BEN).

If any distributions received by a Foreign Shareholder from the Fund (or amounts which are designated as undistributed capital gains) are effectively connected to a trade or business within the U.S., the rules described in the preceding paragraph would not apply, and such Foreign Shareholder would generally be taxed on such amounts at the same rates applicable to U.S. Shareholders. Also, such distributions (or undistributed capital gains) may be subject to a 30 percent branch profits tax in the hands of a Foreign Shareholder that is a corporation.

Other Tax Matters

Tax-exempt entities, including tax-advantaged retirement plans, may purchase Shares if they are Eligible Shareholders. Under current law, the Fund serves to “block” (that is, prevent the attribution to Shareholders of) UBTI from being realized by its tax-exempt Shareholders. Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares of the Fund if those Shares constitute debt-financed property in the hands of the tax-exempt Shareholder within the meaning of Section 514(b) of the Code. A tax-exempt Shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income.” For more detailed information regarding UBTI, see the SAI.

The SAI summarizes further federal income tax considerations that may apply to the Fund and its Shareholders and may qualify the considerations discussed herein. Fund distributions also may be subject to state and local taxes.

Shareholders are advised to consult their own tax advisers with respect to the application to their own circumstances of the above-described general taxation rules and with respect to the state, local, foreign and other tax consequences to them of an investment in the Shares.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including 401(k) plans, IRAs and Keogh Plans may purchase Shares, provided that they are Eligible Shareholders. Because the Fund is an investment company registered under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code solely as a result of the ERISA Plan’s investment in the Fund. Thus, the Investment Manager will not be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any such Shareholder solely as a result of its investment in the Fund. Prospective Shareholders should consult their advisers to determine the suitability of Shares as an investment through such plans.

GENERAL INFORMATION

Securities Outstanding

The following table shows the amount of Shares that have been authorized and are outstanding as of June 30, 2015:
(1) Title of Class	(2) Amount Authorized	(3) Amount held by Fund or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Shares of beneficial interest	Unlimited	None	14,545

Legal Proceedings

None of the Fund, the Investment Manager or the Distributor is a party to any material pending legal proceeding, nor is any of them subject to any proceeding instituted, or any proceeding known to be contemplated, by a governmental authority.

Reports; Fiscal Year

The Fund’s fiscal year will end on March 31. The Fund anticipates sending to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

The Fund’s tax year will end on December 31. After the end of each tax year of the Fund, each Shareholder will receive a Form 1099 reporting any income or gain.

Anti-Money Laundering

As part of the Fund’s effort to prevent money laundering and terrorist financing, the Fund, through its Fund Administrator, has implemented an anti-money laundering program. The Fund, the Fund Administrator, or their delegate, may require a detailed verification of a Shareholder’s identity, any beneficial owner underlying the account and the source of the payment.

The Fund reserves the right to request such information as is necessary to verify the identity of a subscriber and the underlying beneficial owner of a subscriber’s or Shareholder’s Shares in the Fund. In the event of delay or failure by the subscriber or Shareholder to produce any information required for verification purposes, the Fund may refuse to accept or delay the acceptance of a subscription or may require the repurchase of any such Shareholder’s Shares. The Fund may suspend the payment of repurchase proceeds of a Shareholder if the Fund reasonably deems it necessary to do so to comply with applicable anti-money laundering laws or the laws, regulations, and Executive Orders administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), or other laws or regulations by any person in any relevant jurisdiction (collectively, “AML/OFAC obligations”). The Fund may take one or more of the foregoing actions through a service provider that has agreed to provide anti-money laundering services to the Fund.

Each subscriber and Shareholder shall be required to make such representations to the Fund as the Fund shall require in connection with the Fund’s AML/OFAC obligations, including, without limitation, representations to the Fund that the subscriber or Shareholder (or any person controlling or controlled by the subscriber or Shareholder; if the subscriber or Shareholder is a privately held entity, any person having a beneficial interest in the subscriber or Shareholder; or any person for whom the subscriber or Shareholder is acting as agent or nominee in connection with the investment) is not (a) an individual or entity named on any available lists of known or suspected terrorists, terrorist organizations or of other sanctioned persons issued by the U.S. government and the government(s) of any jurisdiction(s) in which the Fund is doing business, including the List of Specially Designated Nationals and Blocked Persons administered by OFAC as such list may be amended from time to time; (b) an individual or entity otherwise prohibited by the OFAC sanctions programs; or (c) a current or former senior foreign political figure1 or politically exposed person,2 or an immediate family member or close associate of such an individual. Further, such subscriber or Shareholder must represent to the Fund that it is not a prohibited foreign shell bank.3

Such subscriber or Shareholder will also be required to represent to the Fund that amounts contributed by it to the Fund were not directly or indirectly derived from activities that may contravene U.S. federal, state or international laws and regulations, including, without limitation, any applicable anti-money laundering laws and regulations.

Each subscriber or Shareholder agrees to notify the Fund promptly in writing should it become aware of any change in the information set forth in its representations. The subscriber or Shareholder is advised that, by law, the Fund may be obligated to “freeze the account” of such subscriber or Shareholder, either by prohibiting additional investments from the subscriber or Shareholder, declining to repurchase Shares from the subscriber or Shareholder, suspending the payment of repurchase proceeds payable to the subscriber or Shareholder and/or segregating the assets in the account in compliance with governmental regulations. The Fund may also be required to report such action and to disclose the subscriber’s or Shareholder’s identity to OFAC or other applicable governmental and regulatory authorities.

[1]
A “senior foreign political figure” is defined as (a) a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a current or former senior official of a major non-U.S. political party, or a current or former senior executive of a non-U.S. government-owned commercial enterprise; (b) a corporation, business, or other entity that has been formed by, or for the benefit of, any such individual; (c) an immediate family member of any such individual; and (d) a person who is widely and publicly known (or is actually known) to be a close associate of such individual. For purposes of this definition, a “senior official” or “senior executive” means an individual with substantial authority over policy, operations, or the use of government-owned resources; and “immediate family member” means a spouse, parents, siblings, children and spouse’s parents or siblings.

[2]
A “politically exposed person” (“PEP”) is a term used for individuals who are or have been entrusted with prominent public functions in a foreign country, for example Heads of State or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials. Business relationships with family members or close associates of PEPs involve reputational risks similar to those with PEPs themselves. FATF 40 Recommendations Glossary at: http://www.fatf-gafi.org/glossary/0,2586,en_32250379_32236889_35433764_1_1_1_1,00.html#34285860.

[3]
A “prohibited foreign shell bank” is a foreign bank that does not have a physical presence in any country, and is not a “regulated affiliate,” i.e., an affiliate of a depository institution, credit union, or foreign bank that (a) maintains a physical presence in the U.S. or a foreign country, and (b) is subject to banking supervision in the country regulating the affiliated depository institution, credit union, or foreign bank.

TABLE OF CONTENTS
OF
 STATEMENT OF ADDITIONAL INFORMATION

Page
INVESTMENT POLICIES	SAI-3
FUNDAMENTAL INVESTMENT POLICIES	SAI-3
ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS	SAI-4
MANAGEMENT	SAI-40
CODES OF ETHICS	SAI-49
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	SAI-49
INVESTMENT MANAGEMENT AND OTHER SERVICES	SAI-50
PROXY VOTING POLICIES AND PROCEDURES	SAI-52
BROKERAGE ALLOCATION AND OTHER PRACTICES	SAI-52
TAXES	SAI-53
FINANCIAL STATEMENTS	SAI-66
APPENDIX A PROXY VOTING POLICIES AND PROCEDURES

APPENDIX A

 ELIGIBLE INVESTOR QUALIFICATIONS; CERTAIN REPRESENTATIONS

1.	Eligible Shareholders

In order to be eligible to purchase shares of the Fund, a prospective investor must qualify as an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and a “qualified client” as such term is defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) by meeting the following eligibility criteria.

Accredited Investor:

In order to qualify as an accredited investor, the prospective investor must be:

(a)	a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(b)	a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

(c)	an insurance company as defined in Section 2(a)(13) of the Securities Act;

(d)	an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), or a business development company as defined in Section 2(a)(48) of the 1940 Act;

(e)	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

(f)	a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(g)	an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if: (i) the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser; or (ii) the employee benefit plan has total assets in excess of $5,000,000; or (iii) the plan is a self-directed plan with investment decisions made solely by persons that are Accredited Shareholders;

(h)	a private business development company as defined in Section 202(a)(22) of the Advisers Act;

(i)	an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, partnership or limited liability company not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(k)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(l)	a natural person whose individual net worth, or joint net worth with his or her spouse, at the time of his or her purchase exceeds $1,000,000[1];

[1]
For purposes of this Appendix A, the “net worth” of an individual investor or the combined “net worth” of an individual investor and his or her spouse means the excess of total assets at fair market value over total liabilities, but excluding from total assets the value of the investor’s primary residence. In calculating net worth, any indebtedness that is secured by such primary residence shall not be included as a liability, other than the amount of such indebtedness in excess of (i) the amount outstanding 61 days ago, unless incurred as a result of the acquisition of such residence, or (ii) the estimated fair market value of such residence (whichever excess amount of indebtedness is greater).

(m)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment; or

(n)	an entity in which all of the equity owners are Accredited Shareholders.

Qualified Client

In order to qualify as a qualified client, the prospective investor must be:

(a)	a natural person who, or a company that, immediately after investing in the Fund has at least $1,000,000 under the management of the Investment Manager (i.e., Little Harbor Advisors, LLC);

(b)	a natural person who, or a company that, the Investment Manager (and any person acting on its behalf) reasonably believes, immediately prior to entering into the contract, either:

(i)	Has a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $2,000,000. For purposes of calculating a natural person’s net worth:

(1)	The person’s primary residence must not be included as an asset;

(2)	Indebtedness secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time the investment advisory contract is entered into may not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and

(3)	Indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability; or

(ii)	Is a qualified purchaser as defined in section 2(a)(51)(A) of the Investment Company Act of 1940 (15 U.S.C. 80a-2(a)(51)(A)) at the time the contract is entered into; or

(c)	A natural person who immediately prior to entering into the contract is:

(1)	An executive officer, director, trustee, general partner, or person serving in a similar capacity, of the Investment Manager; or

(2)	An employee of the Investment Manager (other than an employee performing solely clerical, secretarial or administrative functions with regard to the Investment Manager) who, in connection with his or her regular functions or duties, participates in the investment activities of the Investment Manager, provided that such employee has been performing such functions and duties for or on behalf of the Investment Manager, or substantially similar functions or duties for or on behalf of another company for at least 12 months.

2.	Anti-Money Laundering Procedures

1.   In order to comply with applicable anti-money laundering regulations, the Fund, the Fund Administrator or the Shareholder’s intermediary may require a detailed verification of the Shareholder’s identity and the source of its purchase proceeds. The Shareholder agrees to promptly provide any such party with any requested information and documentation.

2.   The Shareholder represents that it is not involved in any money laundering schemes, and the source of this investment is not derived from any unlawful or criminal activities. It further represents that this investment is not designed to avoid the reporting and record-keeping requirement of the Bank Secrecy Act of 1970, as amended.

3.   If the Shareholder is not investing in the Fund on behalf of or for the benefit of, other investors, the Shareholder represents that it is purchasing Shares in the Fund for the Shareholder’s own account, for investment purposes, and not for subdivision or fractionalization, and is not acting as agent, representative, intermediary or nominee or in any similar capacity for any other person.*

*	“Person” includes nominee account, beneficial owner, individual, bank, corporation, partnership, limited liability company or any other legal entity.

4.   The Shareholder acknowledges that the Fund generally prohibits any investment in the Fund by or on behalf of a “Prohibited Shareholder” unless specifically permitted by the Fund, in its sole discretion. A “Prohibited Shareholder” means:

●	any individual or entity whose name appears on the various lists issued and/or maintained by OFAC, including, but not limited to, the Specially Designated Nationals and Blocked Persons List (also known as the “SDN List”); and

●	any individual or entity who is a citizen or resident of, or located in a country where OFAC sanctions against such country prohibit any investment by such investor in the Fund.**

**	The U.S. Federal and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals including specially designated nationals, narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

The above lists are available at http://www.ustreas.gov/ofac/ and should be checked by the Shareholder before making the above representations.

5.   If the Shareholder is an intermediary, a fund of funds, or otherwise investing in the Fund on behalf of one or more other persons (the “Underlying Shareholders”), the Shareholder represents and agrees that:

●	the Shareholder properly discloses its relationship with its Underlying Shareholders as follows: (please attach supplemental pages headed “Underlying Shareholders” to completed investment materials as necessary);

●	the representations, warranties and covenants made herein are made by the Shareholder on behalf of itself and its Underlying Shareholders;

●	the Shareholder has all requisite power and authority from its Underlying Shareholders to execute and perform the obligations under this section;

●	accompanying this application is a certificate in a form acceptable to the Fund, its designated agents or the Shareholder’s intermediary in their sole discretion with respect to the due diligence the Shareholder has carried out and will continue to carry out with respect to the identity and background of each Underlying Shareholder as well as the proceeds invested in the Fund by the Underlying Shareholders;

●	its Underlying Shareholders are not Prohibited Shareholders, as defined above;

●	the Shareholder is not otherwise aware of any reasons which should prevent the Fund from accepting an investment directly by an Underlying Shareholder; and

●	the Shareholder agrees to provide such further assurance and certifications regarding itself and/or its Underlying Shareholders as the Fund, the Fund Administrator or the Shareholder’s intermediary may reasonably require.

6.         To the best of the Shareholder’s knowledge, neither it nor any individual or entity controlling, controlled by, or under common control with the Shareholder, or related to, or otherwise associated with, the Shareholder, is a “Prohibited Shareholder” as defined above.

7.         The Shareholder acknowledges that if, following its investment in the Fund, the Fund, the Investment Manager, the Fund Administrator or the Shareholder’s intermediary reasonably believe that the Shareholder is a Prohibited Shareholder or has otherwise breached its representations and covenants hereunder as to its identity and the source of its investment proceeds, the Fund may be obligated to freeze the Shareholder’s dealings with its Shares, including by refusing additional investments for Shares by the Shareholder or any repurchase requests by the Shareholder and/or segregating the assets represented by the Shareholder’s Shares in accordance with applicable regulations, or mandatorily repurchasing the Shareholder’s Shares, and the Shareholder will have no claim whatsoever against the Fund, the Investment Manager, the Fund Administrator or the Shareholder’s intermediary for any form of losses or other damages incurred by it as a result of any of these actions. The Shareholder also acknowledges that the Fund, the Investment Manager, the Fund Administrator or the Shareholder’s intermediary may be required to report such actions and to disclose the Shareholder’s identity to OFAC or other regulatory bodies. In addition, the Shareholder acknowledges that in some circumstances, the law may not permit the Fund, the Investment Manager, the Fund Administrator or the Shareholder’s intermediary to inform the Shareholder that it has taken the actions described above.

8.         The Shareholder is not a “shell bank”, and its investment proceeds do not originate from, and will not be routed through, an account maintained at such a bank. A “shell bank” is a bank that does not have a physical presence in any country and is not an affiliate of a depository institution, credit union or bank that maintains a physical presence in any country and is supervised by a banking authority.

9.         The Shareholder is not a senior non-U.S. government or public official, a member of such a person’s immediate family, or any close associate of such a person. If the Shareholder cannot make this representation, the Shareholder must contact the Fund, the Fund Administrator or the Shareholder’s intermediary.

10.        The Shareholder is not a citizen or resident of, or located in, a jurisdiction identified on the Non-Cooperative Countries and Territories list of OECD’s Financial Action Task Force (“FATF Non-Cooperative Countries and Territories”), and its investment proceeds do not originate from, or are not routed through a bank organized or charted under the laws of any FATF Non-Cooperative Countries and Territories.* If the Shareholder cannot make this representation, the Shareholder must contact the Fund, the Fund Administrator or the Shareholder’s intermediary.

11.         All information that the Shareholder has provided to the Fund, the Fund Administrator or the Shareholder’s intermediary in relation to the investment of the Shares, is true and accurate.

12.         The Shareholder represents that all evidence of identity provided to the Fund, the Fund Administrator or the Shareholder’s intermediary is genuine and all related information furnished by it is accurate, and it agrees to provide any further information or documents deemed necessary by the Fund, the Fund Administrator or the Shareholder’s intermediary in their sole discretion to comply with the Fund’s anti-money laundering policies and related responsibilities from time to time.

13.         The representations, warranties, agreements, undertakings, and acknowledgments made by the Shareholder above and documents submitted in relation hereto are made and submitted with the intent that they will be relied upon by the Fund in determining the suitability of the Shareholder as an investor in the Fund, and will survive the investment in the Fund by the Shareholder. The Shareholder agrees that such representations, warranties, agreements, undertakings and acknowledgments (including representations, warranties, agreements, undertakings and acknowledgements contained in any documents submitted in relation hereto) will be deemed reaffirmed by the Shareholder at any time it makes an additional investment in the Fund. In addition, the Shareholder undertakes to notify the Fund immediately of any change in any representation, warranty or other information relating to the Shareholder set forth herein.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of Standard & Poor’s.

Barclay CTA Index is the property of Barclay Hedge, Ltd.

Shares of Beneficial Interest

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

PROSPECTUS

August 1, 2015

1

STATEMENT OF ADDITIONAL INFORMATION

August 1, 2015

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

30 Doaks Lane
Marblehead, Massachusetts  01945

(781) 637-3000          (844) 454-2672

The prospectus of Little Harbor MultiStrategy Composite Fund (the “Fund”), dated August 1, 2015 (the “Prospectus”), provides the basic information investors should know before investing.  This Statement of Additional Information (this “SAI”), which is not a prospectus, is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.  You may request a copy of the Prospectus or this SAI free of charge by contacting UMB Fund Services, Inc. at (844) 454-2672.

Capitalized terms not otherwise defined in this SAI have meanings accorded to them in the Prospectus.

2

TABLE OF CONTENTS
OF
 STATEMENT OF ADDITIONAL INFORMATION

Page
INVESTMENT POLICIES	SAI-3
FUNDAMENTAL INVESTMENT POLICIES	SAI-3
ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS	SAI-4
MANAGEMENT	SAI-40
CODES OF ETHICS	SAI-49
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	SAI-49
INVESTMENT MANAGEMENT AND OTHER SERVICES	SAI-50
PROXY VOTING POLICIES AND PROCEDURES	SAI-52
BROKERAGE ALLOCATION AND OTHER PRACTICES	SAI-52
TAXES	SAI-53
FINANCIAL STATEMENTS	SAI-66
APPENDIX A PROXY VOTING POLICIES AND PROCEDURES

SAI-2

INVESTMENT POLICIES

The investment objective and principal investment strategy of the Fund, as well as the principal risks associated with the Fund’s principal investment strategy, are set forth in the Prospectus.  Certain additional related information is provided below.

FUNDAMENTAL INVESTMENT POLICIES

The Fund’s stated fundamental policies, which may be changed only by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below.  For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote by shareholders of the Fund (each, a “Shareholder”), representing (a) 67 percent or more of the voting securities present at an annual or special meeting, if the holders of more than 50 percent of the outstanding voting securities of the Fund are present or represented by proxy; or (b) more than 50 percent of the outstanding voting securities of the Fund, whichever is the less.

The Fund has adopted the following fundamental policies in order to repurchase Shares:

•	On periodic 3-month intervals, the Fund will make “repurchase offers” pursuant to Rule 23c-3 under the 1940 Act.

•
The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”) established by the Trustees.  The Repurchase Request Deadline for a specific 3-month period ordinarily will occur within a period that begins 31 days before and ends 31 days after the last day of March, June, September, or December, as the case may be; provided that such date may be revised by the Investment Manager, in its sole discretion, based on factors such as market conditions, the level of the Fund’s assets and Shareholder servicing considerations, provided that the Trustees are notified of this change and the reasons for it.

•	There will be a maximum 14 calendar-day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the Valuation Date.

The Fund’s fundamental policies with respect to its investments are as follows.  The Fund may not:

•	Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33⅓ percent of the value of the Fund’s total assets).

•
Issue senior securities, except to the extent permitted under the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33⅓ percent of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50 percent of the value of the Fund’s total assets).

•	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act, in connection with the disposition of its portfolio securities.

•
Make loans, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act.

SAI-3

•
Purchase, hold or deal in real estate, except that the Fund may invest in securities or other instruments that are secured by real estate, or securities of companies that invest or deal in real estate or interests in real estate or are engaged in a real estate business.

•
Invest directly in physical commodities, except to the extent permitted under the 1940 Act; notwithstanding the foregoing, the Fund may purchase and sell commodity index-linked derivative instruments, such as commodity swap agreements, commodity options, futures and options on futures and structured notes that provide exposure to the investment returns of the commodities, securities, and other financial markets, including foreign currency markets, and the Fund may invest in collective investment funds that invest in physical commodities and commodity contracts.

•
Invest more than 25 percent of the value of its total assets in the securities of issuers in any single industry, except that U.S. government securities (which include securities issued or guaranteed as to principal and interest by any agency or instrumentality of the U.S. government) may be purchased without limitation.  For purposes of this investment policy, collective investment funds are not considered a part of an industry.  The Fund may invest in collective investment funds that may concentrate their assets in one or more industries.  The Fund will consider the concentration of the assets of the collective investment funds in determining compliance with this policy.

The types of securities or investment techniques that may be employed by the Fund in accordance with the 1940 Act, which may give rise to senior securities within the meaning of the 1940 Act, include: short sales, certain options, futures, forward and swap contracts, reverse repurchase agreements, and when-issued or delayed delivery securities.  The Fund does not have any investment policy that limits its investment in any of these types of instruments and transactions, and the only limitations on the Fund’s investment in these types of instruments and transactions are in the 1940 Act and as proscribed in the Prospectus.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE
 FUND AND RELATED RISKS

As discussed in the Prospectus, the Fund pursues its investment objective by pursuing a variety of investment strategies through its Portfolio Accounts.  The Investment Manager oversees the investment management services provided to the Fund.  Additional information regarding the types of securities and financial instruments in which the Investment Manager and the Portfolio Advisers may invest the assets of the Fund, and certain of the investment techniques that may be used by the Investment Manager and the Portfolio Advisers, are set forth below.  As there is no limit on the types of investments the Investment Manager or the Portfolio Accounts may make, however, this cannot be a comprehensive description.  Any decision to invest in the Fund should take into account the possibility that the Investment Manager and the Portfolio Accounts may make virtually any kind of investment, and be subject to related risks, which can be substantial.  In order to make distributions of its income, it is possible the Fund will borrow or dispose of certain of its investments, including when it is not otherwise advantageous to do so.  See “Taxes” below for further discussion of distributions by the Fund.

Portfolio Turnover

The Investment Manager or a Portfolio Adviser may trade Fund investments more frequently at some times than at others, resulting in higher portfolio turnover rates during such times.  Increased portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne indirectly by the Fund, and which may adversely affect the Fund’s performance.  It also may give rise to income that is taxed earlier and/or at higher rates for Shareholders than would be the case in the absence of such turnover, including through the realization of capital gains or other types of income that are taxable to Shareholders when distributed by the Fund to them, unless those Shareholders are themselves exempt from taxation or otherwise investing in the Fund through a tax-advantaged account.  The after-tax impact of portfolio turnover is generally not considered when making investment decisions for the Fund.  See “Tax Considerations” in the Prospectus and “Taxes” in this SAI for more information.

SAI-4

Non-Diversified Portfolio

The Fund is not required to satisfy the requirements for diversified funds.  The Fund is permitted (but is not required) to invest a higher percentage of its assets in the securities of fewer issuers.  That concentration could increase the risk of loss to the Fund resulting from a decline in the market value of particular portfolio securities.  Investment in a non-diversified fund may entail greater risks than investment in a diversified fund.

The Fund must meet a diversification test to qualify as a RIC under the Code.  See “Taxes” below for a description of these diversification standards.

Accelerated Transactions

In order to take advantage of certain available investment opportunities, the Investment Manager and/or Portfolio Advisers may need to make investment decisions on an expedited basis.  In such cases, the information available to the Investment Manager and/or the Portfolio Adviser at the time of an investment decision may be limited.  The Investment Manager and/or the Portfolio Adviser may not, therefore, have access to the detailed information necessary for a full analysis and evaluation of the investment opportunity.

Risks of Foreign Investments

General.  Investment in foreign issuers or securities principally traded outside the U.S. may involve special risks due to foreign economic, political, and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation, nationalization or confiscatory taxation of assets, and possible difficulty in obtaining and enforcing judgments against foreign entities.  The Fund may be subject to foreign taxation on realized capital gains, dividends or interest payable on foreign securities, on transactions in those securities and on the repatriation of proceeds generated from those securities.  Transaction-based charges are generally calculated as a percentage of the transaction amount and are paid upon the sale or transfer of portfolio securities subject to such taxes.  Any taxes or other charges paid or incurred by the Fund in respect of its foreign securities will reduce the Fund’s yield.  See “Taxes” below for more information about these and other special tax considerations applicable to investments in securities of foreign issuers and securities principally traded outside the U.S.

In addition, the tax laws of some foreign jurisdictions in which the Fund may invest are unclear and interpretations of such laws can change over time.  As a result, in order to comply with guidance related to the accounting and disclosure of uncertain tax positions under U.S. generally accepted accounting principles, the Fund may be required to accrue for book purposes certain foreign taxes in respect of its foreign securities or other foreign investments that it may or may not ultimately pay.  Such tax accruals will reduce the Fund’s net asset value at the time accrued, even though, in some cases, the Fund ultimately will not pay the related tax liabilities.  Conversely, the Fund’s net asset value will be increased by any tax accruals that are ultimately reversed.

Issuers of foreign securities are subject to different, often less comprehensive, accounting, custody, reporting, and disclosure requirements than U.S. issuers.  The securities of some foreign governments, companies, and securities markets are less liquid, and at times more volatile, than comparable U.S. securities and securities markets.  Foreign brokerage commissions and related fees also are generally higher than in the U.S. Investment funds that invest in foreign securities also may be affected by different custody and/or settlement practices or delayed settlements in some foreign markets.  The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers located in those countries.  Foreign countries may have reporting requirements with respect to the ownership of securities, and those reporting requirements may be subject to interpretation or change without prior notice to investors.  No assurance can be given that the Fund will satisfy applicable foreign reporting requirements at all times.

SAI-5

Emerging Countries

The risks to the Fund described above in “Risks of Foreign Investments” apply to an even greater extent to investments by the Fund in emerging countries.  The securities markets of emerging countries are generally smaller, less developed, less liquid, and more volatile than the securities markets of the U.S. and developed foreign countries, and disclosure and regulatory standards in many respects are less stringent.  In addition, the securities markets of emerging countries are typically subject to a lower level of monitoring and regulation.  Government enforcement of existing securities regulations is limited, and any such enforcement may be arbitrary and the results may be difficult to predict.  In addition, reporting requirements of emerging countries with respect to the ownership of securities are more likely to be subject to interpretation or changes without prior notice to investors than more developed countries.

Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years.  Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on such countries’ economies and securities markets.

Economies of emerging countries generally are heavily dependent on international trade and, accordingly, have been and may continue to be affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by the countries with which they trade.  Economies of emerging countries also have been and may continue to be adversely affected by economic conditions in the countries with which they trade.  The economies of emerging countries may be predominantly based on only a few industries or dependent on revenues from particular commodities.  In many cases, governments of emerging countries continue to exercise significant control over their economies, and government actions relative to the economy, as well as economic developments generally, may affect the capacity of creditors in those countries to make payments on their debt obligations, regardless of their financial condition.

Custodial services are often more expensive and other investment-related costs higher in emerging countries than in developed countries, which could reduce the Fund’s income from investments in securities or debt instruments of emerging country issuers.

Emerging countries are more likely than developed countries to experience political uncertainty and instability, including the risk of war, terrorism, nationalization, limitations on the removal of funds or other assets, or diplomatic developments that affect U.S. investments in these countries.  No assurance can be given that adverse political changes will not cause the Fund to suffer a loss of any or all of its investments (or, in the case of fixed-income securities, interest) in emerging countries.

Securities Lending

The Fund may make secured loans of its portfolio securities.  The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially, including possible impairment of the Fund’s ability to vote the securities.  If a loan is collateralized by cash, the Fund typically invests the cash collateral for its own account and may pay a fee to the borrower that normally represents a portion of the Fund’s earnings on the collateral.  As with other extensions of credit, the Fund bears the risk of delay in the recovery of loaned securities and of loss of rights in the collateral should the borrower fail financially.  The Fund also bears the risk that the value of investments made with collateral may decline.  The Fund bears the risk of total loss with respect to the investment of collateral.

SAI-6

Voting rights or rights to consent with respect to the loaned securities pass to the borrower.  The Fund may have the right to call loans at any time on reasonable notice.  However, the Fund bears the risk of delay in the return of the security, impairing the Fund’s ability to vote on such matters.  The Investment Manager or a Portfolio Adviser may retain lending agents on behalf of the Fund that are compensated based on a percentage of the Fund’s return on its securities lending.  The Fund may also pay various fees in connection with securities loans, including shipping fees and custodian fees.

Depositary Receipts

The Fund may invest in American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), and European Depositary Receipts (“EDRs”) or other similar securities representing ownership of foreign securities (collectively, “Depositary Receipts”).  Depositary Receipts generally evidence an ownership interest in a corresponding foreign security on deposit with a financial institution.  Transactions in Depositary Receipts usually do not settle in the same currency as the underlying foreign securities are denominated or traded.  Generally, ADRs are designed for use in the U.S. securities markets and EDRs are designed for use in European securities markets.  GDRs may be traded in any public or private securities market and may represent securities held by institutions located anywhere in the world.  GDRs and other types of Depositary Receipts are typically issued by foreign banks or trust companies, although they may be issued by U.S. financial institutions, and evidence ownership interests in a security or pool of securities issued by either a foreign or a domestic corporation.

Because the value of a Depositary Receipt is dependent upon the market price of an underlying foreign security, Depositary Receipts are subject to most of the risks associated with investing in foreign securities directly.  Depositary Receipts may be issued as sponsored or unsponsored programs.  See “Principal Risk Factors—Tax Risks of Investing in the Fund” in the Prospectus.  Depositary Receipts also may be subject to liquidity risk.

Convertible Securities

A convertible security is a security (a bond or preferred stock) that may be converted at a stated price within a specified period into a specified number of shares of common stock of the same or a different issuer.  Convertible securities are senior to common stock in a corporation’s capital structure, but are usually subordinated to senior debt obligations of the issuer.  Convertible securities provide holders, through their conversion feature, an opportunity to participate in increases in the market price of their underlying securities.  The price of a convertible security is influenced by the market price of the underlying security, and tends to increase as the market price rises and decrease as the market price declines.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock).  The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline.  The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value.  The conversion value of a convertible security is determined by the market price of the underlying common stock.  If the conversion value is low relative to the investment value, as in the case of “broken” or “busted” convertibles, the price of the convertible security is governed principally by its investment value.  To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value.  A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security.  Generally, the amount of the premium decreases as the convertible security approaches maturity.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.  If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third-party.

SAI-7

Preferred Stocks

Preferred stocks include convertible and non-convertible preferred and preference stocks that are senior to common stock.  Preferred stocks are equity securities that are senior to common stock with respect to the right to receive dividends and a fixed share of the proceeds resulting from the issuer’s liquidation.  Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as holders of the issuer’s common stock, and thus represent an ownership interest in the issuer.  Depending on the features of the particular security, holders of preferred stock may bear the risks disclosed in the Prospectus or this SAI regarding equity or fixed income securities.

Investment in preferred stocks involves certain risks.  Preferred stocks often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call.  In the event of redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return.  Preferred stocks are subordinated to bonds and other debt securities in an issuer’s capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities.  Preferred stocks may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.

Warrants and Rights

The Fund may purchase or otherwise receive warrants or rights.  Warrants and rights generally give the holder the right to receive, upon exercise, a security of the issuer at a stated price.  The Fund typically uses warrants and rights in a manner similar to their use of options on securities, as described in “Options and Futures” below.  Risks associated with the use of warrants and rights are generally similar to risks associated with the use of options.  Unlike most options, however, warrants and rights are issued in specific amounts, and warrants generally have longer terms than options.  Warrants and rights are not likely to be as liquid as exchange-traded options backed by a recognized clearing agency.  In addition, the terms of warrants or rights may limit the Fund’s ability to exercise the warrants or rights at such time, or in such quantities, as the Fund would otherwise wish.

Non-Standard Warrants.

The Fund may use non-standard warrants, including low exercise price warrants or low exercise price options (“LEPOs”) and participatory notes (“P-Notes”), to gain exposure to issuers in certain countries.  LEPOs are different from standard warrants in that they do not give their holders the right to receive a security of the issuer upon exercise.  Rather, LEPOs pay the holder the difference in price of the underlying security between the date the LEPO was purchased and the date it is sold.  P-Notes are a type of equity-linked derivative that generally are traded over-the-counter and constitute general unsecured contractual obligations of the banks or broker-dealers that issue them.  Generally, banks and broker-dealers associated with non-U.S.-based brokerage firms buy securities listed on certain foreign exchanges and then issue P-Notes which are designed to replicate the performance of certain issuers and markets.  The performance results of P-Notes will not replicate exactly the performance of the issuers or markets that the notes seek to replicate due to transaction costs and other expenses.  The return on a P-Note that is linked to a particular underlying security generally is increased to the extent of any dividends paid in connection with the underlying security.  However, the holder of a P-Note typically does not receive voting or other rights as it would if it directly owned the underlying security, and P-Notes present similar risks to investing directly in the underlying security.  Additionally, LEPOs and P-Notes entail the same risks as other over-the-counter derivatives.  These include the risk that the counterparty or issuer of the LEPO or P-Note may not be able to fulfill its obligations, that the holder and counterparty or issuer may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected.  See “Principal Risk Factors—Risks Associated with the Fund’s Principal Strategies and Investments—Derivatives” and “Principal Risk Factors—Tax Risks of Investing in the Fund” in the Prospectus.  Additionally, while LEPOs or P-Notes may be listed on an exchange, there is no guarantee that a liquid market will exist or that the counterparty or issuer of a LEPO or P-Note will be willing to repurchase such instrument when the Fund wishes to sell it.

SAI-8

Options and Futures

The Fund may use options and futures for various purposes, including for investment purposes and as a means to hedge other investments.  The use of options contracts, futures contracts, and options on futures contracts involves risk.  Thus, while the Fund may benefit from the use of options, futures, and options on futures, unanticipated changes in interest rates, securities prices, currency exchange rates, or other underlying assets or reference rates may adversely affect the Fund’s performance.

Options on Securities and Indices.  The Fund may purchase and sell put and call options on equity, fixed income, or other securities or indices in standardized exchange-traded contracts.  An option on a security or index is a contract that gives the holder of the option, in return for a premium, the right (but not the obligation) to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option (or the cash value of the index underlying the option) at a specified price.  Upon exercise, the writer of an option on a security has the obligation to deliver the underlying security upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security.  Upon exercise, the writer of an option on an index is required to pay the difference between the cash value of the index and the exercise price multiplied by the specified multiplier for the index option.

Purchasing Options on Securities and Indices.  Among other reasons, the Fund may purchase a put option to hedge against a decline in the value of a portfolio security.  If such a decline occurs, the put option will permit the Fund to sell the security at the higher exercise price or to close out the option at a profit.  By using put options in this manner, the Fund will reduce any profit it might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by its transaction costs.  In order for a put option purchased by the Fund to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium paid by the Fund and transaction costs.

Among other reasons, the Fund may purchase call options to hedge against an increase in the price of securities the Fund anticipates purchasing in the future.  If such a price increase occurs, a call option will permit the Fund to purchase the securities at the exercise price or to close out the option at a profit.  The premium paid for the call option, plus any transaction costs, will reduce the benefit, if any, that the Fund realizes upon exercise of the option and, unless the price of the underlying security rises sufficiently, the option may expire worthless to the Fund.  Thus, for a call option purchased by the Fund to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium paid by the Fund to the writer and transaction costs.

In the case of both call and put options, the purchaser of an option risks losing the premium paid for the option plus related transaction costs if the option expires worthless.

Writing Options on Securities and Indices.  Because the Fund receives a premium for writing a put or call option, the Fund may seek to increase its return by writing call or put options on securities or indices.  The premium the Fund receives for writing an option will increase the Fund’s return in the event the option expires unexercised or is closed out at a profit.  The size of the premium the Fund receives reflects, among other things, the relationship of the market price and volatility of the underlying security or index to the exercise price of the option, the remaining term of the option, supply and demand, and interest rates.

SAI-9

The Fund may write a call option on a security or other instrument held by the Fund (commonly known as “writing a covered call option”).  In such case, the Fund limits its opportunity to profit from an increase in the market price of the underlying security above the exercise price of the option.  Alternatively, the Fund may write a call option on securities in which it may invest but that are not currently held by the Fund (commonly known as “writing a naked call option”).  During periods of declining securities prices or when prices are stable, writing these types of call options can be a profitable strategy to increase the Fund’s income with minimal capital risk.  However, when securities prices increase, the Fund is exposed to an increased risk of loss, because if the price of the underlying security or instrument exceeds the option’s exercise price, the Fund will suffer a loss equal to the amount by which the market price exceeds the exercise price at the time the call option is exercised, minus the premium received.  Calls written on securities that the Fund does not own are riskier than calls written on securities owned by the Fund because there is no underlying security held by the Fund that can act as a partial hedge.  When such a call is exercised, the Fund must purchase the underlying security to meet its call obligation or make a payment equal to the value of its obligation in order to close out the option.  Calls written on securities that the Fund does not own have speculative characteristics and the potential for loss is unlimited.  There is also a risk, especially with less liquid preferred and debt securities, that the securities may not be available for purchase.

The Fund also may write a put option on a security.  In so doing, the Fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then-current market price, resulting in a loss on exercise equal to the amount by which the market price of the security is below the exercise price minus the premium received.

OTC Options.  The Fund may also invest in over-the-counter (“OTC”) options.  OTC options differ from exchange-traded options in that they are two-party contracts, with price and other terms negotiated between the buyer and seller, and generally do not have as much market liquidity as exchange-traded options.

Closing Options Transactions.  The holder of an option may terminate its position in a put or call option it has purchased by allowing it to expire or by exercising the option.  If an option is American style, it may be exercised on any day up to its expiration date.  In contrast, a European style option may be exercised only on its expiration date.

In addition, a holder of an option may terminate its obligation prior to the option’s expiration by effecting an offsetting closing transaction.  In the case of exchange-traded options, the Fund, as a holder of an option, may effect an offsetting closing sale transaction by selling an option of the same series as the option previously purchased.  The Fund realizes a loss from a closing sale transaction if the premium received from the sale of the option is less than the premium paid to purchase the option (plus transaction costs).  Similarly, a writer of an option may effect an offsetting closing purchase transaction by buying an option of the same series as the option previously written.  The Fund realizes a loss from a closing purchase transaction if the cost of the closing purchase transaction (option premium plus transaction costs) is greater than the premium received from writing the option.  If the Fund desires to sell a security on which it has written a call option, it will effect a closing purchase prior to or concurrently with the sale of the security.  There can be no assurance, however, that a closing purchase or sale can be effected when the Fund desires to do so.

An OTC option may be closed only with the counterparty, although either party may engage in an offsetting transaction that puts that party in the same economic position as if it had closed out the option with the counterparty.

No guarantee exists that the Fund will be able to effect a closing purchase or a closing sale with respect to a specific option at any particular time.

Risk Factors in Options Transactions.  There are various risks associated with transactions in exchange-traded and OTC options.  The value of options written by the Fund will be affected by many factors, including changes in the value of underlying securities or indices, changes in the dividend rates of underlying securities (or in the case of indices, the securities comprising such indices), changes in interest rates, changes in the actual or perceived volatility of the stock market and underlying securities, and the remaining time to an option’s expiration.  The value of an option also may be adversely affected if the market for the option is reduced or becomes less liquid.  In addition, since an American style option allows the holder to exercise its rights any time prior to expiration of the option, the writer of an American style option has no control over the time when it may be required to fulfill its obligations as a writer of the option.  This risk is not present when writing a European style option since the holder may only exercise the option on its expiration date.

SAI-10

The Fund’s ability to use options as part of its investment programs depends on the liquidity of the markets in those instruments.  In addition, there can be no assurance that a liquid market will exist when the Fund seeks to close out an option position.  If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.  As the writer of a call option on a portfolio security, during the option’s life, the Fund foregoes the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call, but retains the risk of loss (net of premiums received) should the price of the underlying security decline.  Similarly, as the writer of a call option on a securities index, the Fund foregoes the opportunity to profit from increases in the index over the strike price of the option, though it retains the risk of loss (net of premiums received) should the price of the Fund’s portfolio securities decline.  If the Fund writes a call option and does not hold the underlying security or instrument, the amount of the Fund’s potential loss is theoretically unlimited.

An exchange-traded option may be closed out by means of an offsetting transaction only on a national securities exchange (“Exchange”), which provides a secondary market for an option of the same series.  If a liquid secondary market for an exchange-traded option does not exist, the Fund might not be able to effect an offsetting closing transaction for a particular option.  Reasons for the absence of a liquid secondary market on an Exchange include the following: (a) insufficient trading interest in some options; (b) restrictions by an Exchange on opening or closing transactions, or both; (c) trading halts, suspensions, or other restrictions on particular classes or series of options or underlying securities; (d) unusual or unforeseen interruptions in normal operations on an Exchange; (e) inability to handle current trading volume; or (f) discontinuance of options trading (or trading in a particular class or series of options) (although outstanding options on an Exchange that were issued by the Options Clearing Corporation should continue to be exercisable in accordance with their terms).  In addition, the hours of trading for options on an Exchange may not conform to the hours during which the securities held by the Fund are traded.  To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that may not be reflected in the options markets.

The Exchanges generally have established limits on the maximum number of options an investor or group of investors acting in concert may write.  The Fund, the Investment Manager, the Portfolio Adviser(s) and other clients of the Investment Manager or the Portfolio Adviser(s) may constitute such a group.  These limits could restrict the Fund’s ability to purchase or sell options on a particular security.

An OTC option may be closed only with the counterparty, although either party may engage in an offsetting transaction that puts that party in the same economic position as if it had closed out the option with the counterparty; however, the exposure to counterparty risk may differ.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Swap Contracts and Other Two-Party Contracts—Swap Contracts” and “Additional Information on Investment Techniques of the Fund and Related Risks—Swap Contracts and Other Two-Party Contracts—Risk Factors in Swap Contracts, OTC Options, and Other Two-Party Contracts” below for a discussion of counterparty risk and other risks associated with investing in OTC options.

Currency Options.  The Fund may purchase and sell options on currencies.  Options on currencies possess many of the same characteristics as options on securities and generally operate in a similar manner. See “Additional Information on Investment Techniques of the Fund and Related Risks—Foreign Currency Transactions” below for more information on the Fund’s use of currency options.

Futures.  The Fund may invest in futures contracts on, among other things, financial instruments (such as a U.S. government security or other fixed income security), individual equity securities (“single stock futures”), securities indices, interest rates, currencies, inflation indices, and commodities or commodities indices.  Futures contracts on securities indices are referred to herein as “Index Futures.” The purchase and sale of futures contracts may be used for speculative purposes.

SAI-11

Certain futures contracts are physically settled (i.e., involve the making and taking of delivery of a specified amount of an underlying security or other asset).  For instance, the sale of futures contracts on foreign currencies or financial instruments creates an obligation of the seller to deliver a specified quantity of an underlying foreign currency or financial instrument called for in the contract for a stated price at a specified time.  Conversely, the purchase of such futures contracts creates an obligation of the purchaser to pay for and take delivery of the underlying foreign currency or financial instrument called for in the contract for a stated price at a specified time.  In some cases, the specific instruments delivered or taken, respectively, on the settlement date are not determined until on or near that date.  That determination is made in accordance with the rules of the exchange on which the sale or purchase was made.  Some futures contracts are cash settled (rather than physically settled), which means that the purchase price is subtracted from the current market value of the instrument and the net amount, if positive, is paid to the purchaser by the seller of the futures contract and, if negative, is paid by the purchaser to the seller of the futures contract.  In particular, Index Futures are agreements pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of a securities index at the close of the last trading day of the contract and the price at which the index contract was originally written.  Although the value of a securities index might be a function of the value of certain specified securities, no physical delivery of these securities is made.

The purchase or sale of a futures contract differs from the purchase or sale of a security or option in that no price or premium is paid or received.  Instead, an amount of cash, U.S. government securities, or other liquid assets equal in value to a percentage of the face amount of the futures contract must be deposited with the broker.  This amount is known as initial margin.  The amount of the initial margin is generally set by the market on which the contract is traded (margin requirements on foreign exchanges may be different than those on U.S. exchanges).  Subsequent payments to and from the broker, known as variation margin, are made on a daily basis as the price of the underlying futures contract fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as “marking to the market.” Prior to the settlement date of the futures contract, the position may be closed by taking an opposite position.  A final determination of variation margin is then made, additional cash is required to be paid to or released by the broker, and the purchaser realizes a loss or gain.  In addition, a commission is paid to the broker on each completed purchase and sale.

Although some futures contracts call for making or taking delivery of the underlying securities, currencies, commodities, or other underlying instrument, in most cases, futures contracts are closed before the settlement date without the making or taking of delivery by offsetting purchases or sales of matching futures contracts (i.e., with the same exchange, underlying financial instrument, currency, commodity, or index, and delivery month).  If the price of the initial sale exceeds the price of the offsetting purchase, the seller is paid the difference and realizes a gain.  Conversely, if the price of the offsetting purchase exceeds the price of the initial sale, the seller realizes a loss.  Similarly, a purchase of a futures contract is closed out by selling a corresponding futures contract.  If the offsetting sale price exceeds the original purchase price, the purchaser realizes a gain, and, if the original purchase price exceeds the offsetting sale price, the purchaser realizes a loss.  Any transaction costs must also be included in these calculations.

In the U.S., futures contracts are traded only on commodity exchanges or boards of trade – known as “contract markets” – approved by the Commodity Futures Trading Commission, and must be executed through a futures commission merchant or brokerage firm that is a member of the relevant market.  The Fund may also purchase futures contracts on foreign exchanges or similar entities, which are not regulated by the CFTC and may not be subject to the same degree of regulation as the U.S. contract markets. See “Additional Information on Investment Techniques of the Fund and Related Risks—Options and Futures—Additional Risks of Options on Securities, Futures Contracts, and Options on Futures Contracts Traded on Foreign Exchanges” below.

SAI-12

Index Futures.  The Fund may close open positions on an exchange on which Index Futures are traded at any time up to and including the expiration day.  In general, all positions that remain open at the close of business on that day must be settled on the next business day (based on the value of the relevant index on the expiration day).  Additional or different margin requirements as well as settlement procedures may apply to foreign stock Index Futures.

Interest Rate Futures.  The Fund may engage in transactions involving the use of futures on interest rates.  These transactions may be in connection with investments in U.S. government securities and other fixed income securities.

Inflation Linked Futures.  The Fund may engage in transactions involving inflation linked futures, including Consumer Price Index (“CPI”) futures, which are exchange-traded futures contracts that represent the inflation on a notional value of $1,000,000 for a period of three months, as implied by the CPI.  Inflation linked futures may be used by the Fund to hedge the inflation risk in nominal bonds (i.e., non-inflation indexed bonds) thereby creating “synthetic” inflation indexed bonds.  The Fund also may combine inflation linked futures with U.S. Treasury futures contracts to create “synthetic” inflation indexed bonds issued by the U.S. Treasury.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Indexed Investments—Inflation Indexed Bonds” below for a discussion of inflation indexed bonds.

Currency Futures.  The Fund may buy and sell futures contracts on currencies. See “Additional Information on Investment Techniques of the Fund and Related Risks—Foreign Currency Transactions” below for a description of the Fund’s use of currency futures.

Options on Futures Contracts.  Options on futures contracts give the purchaser the right in return for the premium paid to assume a long position (in the case of a call option) or a short position (in the case of a put option) in a futures contract at the option exercise price at any time during the period of the option (in the case of an American style option) or on the expiration date (in the case of European style option).  Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position.  In the case of a put option, the holder acquires a short position and the writer is assigned the opposite long position in the futures contract.  Accordingly, in the event that an option is exercised, the parties will be subject to all the risks associated with the trading of futures contracts, such as payment of initial and variation margin deposits.

The Fund may use options on futures contracts in lieu of writing or buying options directly on the underlying securities or purchasing and selling the underlying futures contracts.  For example, to hedge against a possible decrease in the value of its portfolio securities, the Fund may purchase put options or write call options on futures contracts rather than selling futures contracts.  Similarly, the Fund may hedge against a possible increase in the price of securities the Fund expects to purchase by purchasing call options or writing put options on futures contracts rather than purchasing futures contracts.  In addition, the Fund may purchase and sell interest rate options on U.S. Treasury or Eurodollar futures to take a long or short position on interest rate fluctuations.  Options on futures contracts generally operate in the same manner as options purchased or written directly on the underlying investments. See “Foreign Currency Transactions” below for a description of the Fund’s use of options on currency futures.

The Fund also typically will be required to deposit and maintain margin with respect to put and call options on futures contracts written by it.  Such margin deposits may vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option, and other futures positions held by the Fund.

A position in an option on a futures contract may be terminated by the purchaser or seller prior to expiration by effecting a closing purchase or sale transaction, subject to the availability of a liquid secondary market, which is the purchase or sale of an option of the same type (i.e., the same exercise price and expiration date) as the option previously purchased or sold.  The difference between the premiums paid and received represents the Fund’s profit or loss on the transaction.

SAI-13

Commodity Futures and Options on Commodity Futures.  The Fund may have exposure to futures contracts on various commodities or commodities indices (“commodity futures”) and options on commodity futures.  A futures contract on a commodity is an agreement between two parties in which one party agrees to purchase a commodity, such as an energy, agricultural, or metal commodity, from the other party at a later date at a price and quantity agreed upon when the contract is made.  Futures contracts on commodities indices operate in a manner similar to Index Futures.

Risk Factors in Futures and Futures Options Transactions.  Investment in futures contracts involves risk.  A purchase or sale of futures contracts may result in losses in excess of the amount invested in the futures contract.  If a futures contract is used for hedging, an imperfect correlation between movements in the price of the futures contract and the price of the security, currency, or other investment being hedged creates risk.  Correlation is higher when the investment being hedged underlies the futures contract.  Correlation is lower when the investment being hedged is different than the security, currency, or other investment underlying the futures contract, such as when a futures contract on an index of securities or commodities is used to hedge a single security or commodity, a futures contract on one security (e.g., U.S. Treasury bonds) or commodity (e.g., gold) is used to hedge a different security (e.g., a mortgage-backed security) or commodity (e.g., copper), or when a futures contract in one currency is used to hedge a security denominated in another currency.  In the case of Index Futures and futures on commodity indices, changes in the price of those futures contracts may not correlate perfectly with price movements in the relevant index due to market distortions.  In the event of an imperfect correlation between a futures position and the portfolio position (or anticipated position) intended to be hedged, the Fund may realize a loss on the futures contract at the same time the Fund is realizing a loss on the portfolio position intended to be hedged.  To compensate for imperfect correlations, the Fund may purchase or sell futures contracts in a greater amount than the hedged investments if the volatility of the price of the hedged investments is historically greater than the volatility of the futures contracts.  Conversely, the Fund may purchase or sell fewer futures contracts if the volatility of the price of the hedged investments is historically less than that of the futures contract.  The successful use of transactions in futures and related options for hedging also depends on the direction and extent of exchange rate, interest rate and asset price movements within a given time frame.  For example, to the extent equity prices remain stable during the period in which a futures contract or option is held by the Fund investing in equity securities (or such prices move in a direction opposite to that anticipated), the Fund may realize a loss on the futures transaction, which is not fully or partially offset by an increase in the value of its portfolio securities.  As a result, the Fund’s total return for such period may be less than if it had not engaged in the hedging transaction.

All participants in the futures market are subject to margin deposit and maintenance requirements.  Instead of meeting margin calls, investors may close futures contracts through offsetting transactions, which could distort normal correlations.  The margin deposit requirements in the futures market are less onerous than margin requirements in the securities market, allowing for more speculators who may cause temporary price distortions.  Trading hours for foreign stock Index Futures may not correspond perfectly to the trading hours of the foreign exchange to which a particular foreign stock Index Future relates.  As a result, the lack of continuous arbitrage may cause a disparity between the price of foreign stock Index Futures and the value of the relevant index.  The Fund may purchase futures contracts (or options on them) as an anticipatory hedge against a possible increase in the price of a currency in which securities the Fund anticipates purchasing is denominated.  In such instances, the currency may instead decline.  If the Fund does not then invest in those securities, the Fund may realize a loss on the futures contract that is not offset by a reduction in the price of the securities purchased.

The Fund’s ability to engage in the futures and options on futures strategies described above depends on the liquidity of the markets in those instruments.  Trading interest in various types of futures and options on futures cannot be predicted.  Therefore, no assurance can be given that the Fund will be able to utilize these instruments at all or that their use will be effective.  In addition, there can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures or option on a futures contract position, and that the Fund would remain obligated to meet margin requirements until the position is closed.  The liquidity of a secondary market in a futures contract may be adversely affected by “daily price fluctuation limits” established by commodity exchanges to limit the amount of fluctuation in a futures contract price during a single trading day.  Once the daily limit has been reached, no trades of the contract may be entered at a price beyond the limit, thus preventing the liquidation of open futures positions.  In the past, prices have exceeded the daily limit on several consecutive trading days.  Short (and long) positions in Index Futures or futures on commodities indices may be closed only by purchasing (or selling) a futures contract on the exchange on which the Index Futures or commodity futures, as applicable, are traded.

SAI-14

As discussed above, if the Fund purchases or sells a futures contract, it will only be required to deposit initial and variation margin as required by relevant CFTC regulations and the rules of the contract market.  The Fund’s net assets will generally fluctuate with the value of the security or other instrument underlying a futures contract as if it were already in the Fund’s portfolio.  Futures transactions can have the effect of investment leverage.  Furthermore, if the Fund combines short and long positions, in addition to possible declines in the values of its investment securities, the Fund will incur losses if the index underlying the long futures position underperforms the index underlying the short futures position.

In addition, if the Fund’s futures brokers become bankrupt or insolvent, or otherwise default on their obligations to the Fund, the Fund may not receive all amounts owing to it in respect of its trading, despite the futures clearinghouse fully discharging all of its obligations.  Furthermore, in the event of the bankruptcy of a futures broker, the Fund could be limited to recovering only a pro rata share of all available funds segregated on behalf of the futures broker’s combined customer accounts, even though certain property specifically traceable to the Fund was held by the futures broker.

The Fund’s ability to engage in futures and options on futures transactions may be limited by tax considerations.

Additional Risk Associated with Commodity Futures Transactions.  Several additional risks are associated with transactions in commodity futures contracts.

Storage Costs.  The price of a commodity futures contract reflects the storage costs of purchasing the underlying commodity, including the time value of money invested in the commodity.  To the extent that the storage costs change, the value of the futures contracts may change correspondingly.

Reinvestment Risk.  In the commodity futures markets, producers of an underlying commodity may sell futures contracts to lock in the price of the commodity at delivery.  To induce speculators to purchase the other side (the long side) of the contract, the commodity producer generally must sell the contract at a lower price than the expected futures spot price.  Conversely, if most purchasers of the underlying commodity purchase futures contracts to hedge against a rise in commodity prices, then speculators will only sell the contract at a higher price than the expected future spot price of the commodity.  The changing nature of the hedgers and speculators in the commodity markets will influence whether futures prices are above or below the expected futures spot price.  As a result, when the Fund reinvests the proceeds from a maturing contract, it may purchase a new futures contract at a higher or lower price than the expected futures spot prices of the maturing contract or choose to pursue other investments.

Additional Economic Factors.  The value of the commodities underlying commodity futures contracts may be subject to additional economic and non-economic factors, such as drought, floods or other weather conditions, livestock disease, trade embargoes, competition from substitute products, transportation bottlenecks or shortages, fluctuations in supply and demand, tariffs, and international economic, political, and regulatory developments.

See also “Additional Information on Investment Techniques of the Fund and Related Risks—Commodity-Related Investments” below for more discussion of the special risks of investing in commodity futures, options on commodity futures, and related types of derivatives.

SAI-15

Additional Risks of Options on Securities, Futures Contracts, and Options on Futures Contracts Traded on Foreign Exchanges.  Options on securities, futures contracts, options on futures contracts, and options on currencies may be traded on foreign exchanges.  Such transactions may not be regulated as effectively as similar transactions in the U.S. (which are regulated by the CFTC) and may be subject to greater risks than trading on domestic exchanges.  For example, some foreign exchanges may be principal markets so that no common clearing facility exists and a trader may look only to the broker for performance of the contract.  The lack of a common clearing facility creates counterparty risk.  If a counterparty defaults, the Fund normally will have contractual remedies against that counterparty, but may be unsuccessful in enforcing those remedies.  When seeking to enforce a contractual remedy, the Fund also is subject to the risk that the parties may interpret contractual terms (e.g., the definition of default) differently.  Counterparty risk is greater for derivatives with longer maturities where events may intervene to prevent settlement.  Counterparty risk is also greater when the Fund has concentrated its derivatives with a single or small group of counterparties as it sometimes does as a result of its use of swaps and other OTC derivatives.  To the extent the Fund has significant exposure to a single counterparty, this risk will be particularly pronounced for the Fund.  If a dispute occurs, the cost and unpredictability of the legal proceedings required for the Fund to enforce its contractual rights may lead the Fund to decide not to pursue its claims against the counterparty.  The Fund thus assumes the risk that it may be unable to obtain payments owed under foreign futures contracts or that those payments may be delayed or made only after the Fund has incurred the costs of litigation.  In addition, unless the Fund hedges against fluctuations in the exchange rate between the currencies in which trading is done on foreign exchanges and other currencies, any profits that the Fund might realize in trading could be offset (or worse) by adverse changes in the exchange rate.  The value of foreign options and futures may also be adversely affected by other factors unique to foreign investing. See “Additional Information on Investment Techniques of the Fund and Related Risks—Risks of Foreign Investments” above.

Swap Contracts and Other Two-Party Contracts

The Fund may use swap contracts (or “swaps”) and other two-party contracts for the same or similar purposes as options and futures. In connection with investments in swaps and certain other derivatives transactions, the SEC requires closed-end investment funds to maintain asset coverage of at least 300 percent or to segregate assets, or otherwise “cover” their obligations under the instruments. In the event the Fund invests in swaps, the Fund will either hold an offsetting position, or it will “segregate” on the books of the Fund’s custodian, high-grade debt or other liquid securities in an amount sufficient to cover its potential future obligation and specifically, in the event the Fund sells credit default swaps or credit default index swaps, it will hold an offsetting position or segregate the full notional value of such swap agreement.

Swap Contracts.  The Fund may directly or indirectly use various different types of swaps, such as swaps on securities and securities indices, total return swaps, interest rate swaps, currency swaps, credit default swaps, variance swaps, commodity swaps, inflation swaps, and other types of available swap agreements.  Swap contracts are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to a number of years.  Under a typical swap, one party may agree to pay a fixed rate or a floating rate determined by reference to a specified instrument, rate, or index, multiplied in each case by a specified amount (“notional amount”), while the other party agrees to pay an amount equal to a different floating rate multiplied by the same notional amount.  On each payment date, the parties’ obligations are netted, with only the net amount paid by one party to the other.

Swap contracts are typically individually negotiated and structured to provide exposure to a variety of different types of investments or market factors.  Swap contracts may be entered into for hedging or non-hedging purposes and therefore may increase or decrease the Fund’s exposure to the underlying instrument, rate, asset or index.  Swaps can take many different forms and are known by a variety of names.

The Fund may enter into swaps on securities, baskets of securities or securities indices.  For example, the parties to a swap contract may agree to exchange returns calculated on a notional amount of a security, basket of securities, or securities index (e.g., S&P 500® Index).  Additionally, the Fund may use total return swaps, which typically involve commitments to pay amounts computed in the same manner as interest in exchange for a market-linked return, both based on notional amounts.  The Fund may use such swaps to gain investment exposure to the underlying security or securities where direct ownership is either not legally possible or is economically unattractive.  To the extent the total return of the security, basket of securities, or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty, respectively.

SAI-16

In addition, the Fund may enter into an interest rate swap in order to protect against declines in the value of fixed income securities held by the Fund.  In such an instance, the Fund may agree with a counterparty to pay a fixed rate (multiplied by a notional amount) and the counterparty will pay a floating rate multiplied by the same notional amount.  If interest rates rise, resulting in a diminution in the value of the Fund’s portfolio, the Fund would receive payments under the swap that would offset, in whole or in part, such diminution in value.  The Fund may also enter into swaps to modify its exposure to particular currencies using currency swaps.  For instance, the Fund may enter into a currency swap between the U.S. dollar and the Japanese Yen in order to increase or decrease its exposure to each such currency.

The Fund may use inflation swaps (including inflation swaps tied to the CPI), which involve commitments to pay a regular stream of inflation indexed cash payments in exchange for receiving a stream of nominal interest payments (or vice versa), where both payment streams are based on a notional amount.  The nominal interest payments may be based on either a fixed interest rate or variable interest rate, such as LIBOR.  Inflation swaps may be used to hedge the inflation risk in nominal bonds (i.e., non-inflation indexed bonds), thereby creating synthetic inflation indexed bonds, or combined with U.S. Treasury futures contracts to create synthetic inflation indexed bonds issued by the U.S. Treasury.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Indexed Investments – Inflation Indexed Bonds” below.

In addition, the Fund may directly or indirectly use credit default swaps to take an active long or short position with respect to the likelihood of default by a corporate or sovereign issuer of fixed income securities (including asset-backed securities).  In a credit default swap, one party pays, in effect, an insurance premium through a stream of payments to another party in exchange for the right to receive a specified return in the event of default (or similar events) by one or more third parties on their obligations.  For example, in purchasing a credit default swap, the Fund may pay a premium in return for the right to put specified bonds or loans to the counterparty, such as a U.S. or foreign issuer or basket of such issuers, upon issuer default (or similar events) at their par (or other agreed-upon) value.  The Fund, as the purchaser in a credit default swap, bears the risk that the investment might expire worthless.  It also would be subject to counterparty risk – the risk that the counterparty may fail to satisfy its payment obligations to the Fund in the event of a default (or similar event). See “Additional Information on Investment Techniques of the Fund and Related Risks—Swap Contracts and Other Two-Party Contracts —Risk Factors in Swap Contracts, OTC Options, and Other Two-Party Contracts” below.  In addition, as a purchaser in a credit default swap, the Fund’s investment would only generate income in the event of an actual default (or similar event) by the issuer of the underlying obligation.  The Fund may also invest in credit default indices, which are indices that reflect the performance of a basket of credit default swaps.

The Fund also may use credit default swaps for investment purposes by selling a credit default swap, in which case the Fund will receive a premium from its counterparty in return for the Fund’s taking on the obligation to pay the par (or other agreed-upon) value to the counterparty upon issuer default (or similar events).  As the seller in a credit default swap, the Fund effectively adds economic leverage to its portfolio because, in addition to its total net assets, the Fund is subject to investment exposure on the notional amount of the swap.  If no event of default (or similar event) occurs, the Fund would keep the premium received from the counterparty and would have no payment obligations.  For credit default swap agreements on asset-backed securities, an event of default may result from various events, which may include an issuer’s failure to pay interest or principal, a breach of a material representation or covenant, an agreement by the holders of an asset-backed security to a maturity extension, or a write-down on the collateral underlying the security.  For credit default swap agreements on corporate or sovereign issuers, an event of default may result from such events as the issuer’s bankruptcy, failure to pay interest or principal, repudiation/moratorium or restructuring.

SAI-17

The Fund may use variance swap agreements, which involve an agreement by two parties to exchange cash flows based on the measured variance (or square of volatility) of a specified underlying asset.  One party agrees to exchange a “fixed rate” or strike price payment for the “floating rate” or realized price variance on the underlying asset with respect to the notional amount.  At inception, the strike price chosen is generally fixed at a level such that the fair value of the swap is zero.  As a result, no money changes hands at the initiation of the contract.  At the expiration date, the amount paid by one party to the other is the difference between the realized price variance of the underlying asset and the strike price multiplied by the notional amount.  A receiver of the realized price variance would receive a payment when the realized price variance of the underlying asset is greater than the strike price and would make a payment when that variance is less than the strike price.  A payer of the realized price variance would make a payment when the realized price variance of the underlying asset is greater than the strike price and would receive a payment when that variance is less than the strike price.  This type of agreement is essentially a forward contract on the future realized price variance of the underlying asset.

The Fund may have indirect exposure to commodity swaps on one or more broad-based commodities indices (e.g., the Dow Jones-UBS Commodity Index), as well as commodity swaps on individual commodities or baskets of commodities.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Commodity-Related Investments” and “Swap Contracts and Other Two Party Contracts—Swap Contracts” for more discussion of the Fund’s use of commodity swap contracts and other related types of derivatives.

Contracts for Differences.  Contracts for differences are swap arrangements in which the parties agree that their return (or loss) will be based on the relative performance of two different groups or baskets of securities.  Often, one or both baskets will be an established securities index.  The Fund’s return will be based on changes in value of theoretical long futures positions in the securities comprising one basket (with an aggregate face value equal to the notional amount of the contract for differences) and theoretical short futures positions in the securities comprising the other basket.  The Fund also may use actual long and short futures positions and achieve similar market exposure by netting the payment obligations of the two contracts.  If the short basket outperforms the long basket, the Fund will realize a loss – even in circumstances when the securities in both the long and short baskets appreciate in value.  In addition, the Fund may use contracts for differences that are based on the relative performance of two different groups or baskets of commodities.  Often, one or both baskets are a commodities index.  Contracts for differences on commodities operate in a similar manner to contracts for differences on securities described above.

Interest Rate Caps, Floors, and Collars.  The Fund may use interest rate caps, floors, and collars for the same or similar purposes as they use interest rate futures contracts and related options and, as a result, will be subject to similar risks.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Options and Futures—Risk Factors in Options Transactions” and “—Risk Factors in Futures and Futures Options Transactions” above.  Like interest rate swap contracts, interest rate caps, floors, and collars are two-party agreements in which the parties agree to pay or receive interest on a notional principal amount and are generally individually negotiated with a specific counterparty.  The purchaser of an interest rate cap receives interest payments from the seller to the extent that the return on a specified index exceeds a specified interest rate.  The purchaser of an interest rate floor receives interest payments from the seller to the extent that the return on a specified index falls below a specified interest rate.  The purchaser of an interest rate collar receives interest payments from the seller to the extent that the return on a specified index falls outside the range of two specified interest rates.

Swaptions.  An option on a swap agreement, also called a “swaption,” is an OTC option that gives the buyer the right, but not the obligation, to enter into a swap on a specified future date in exchange for paying a market-based premium.  A receiver swaption gives the owner the right to receive the total return of a specified asset, reference rate, or index (such as a call option on a bond).  A payer swaption gives the owner the right to pay the total return of a specified asset, reference rate, or index (such as a put option on a bond).  Swaptions also include options that allow one of the counterparties to terminate or extend an existing swap.

SAI-18

Risk Factors in Swap Contracts, OTC Options, and Other Two-Party Contracts.  The Fund may only close out a swap, contract for differences, cap, floor, collar, or OTC option (including swaption) with its particular counterparty, and may only transfer a position with the consent of that counterparty.  If a counterparty fails to meet its contractual obligations, goes bankrupt, or otherwise experiences a business interruption, the Fund could miss investment opportunities or otherwise hold investments it would prefer to sell, resulting in losses for the Fund.  If the counterparty defaults, the Fund will have contractual remedies, but there can be no assurance that the counterparty will be able to meet its contractual obligations or that the Fund will be able to enforce its rights.  For example, because the contract for each OTC derivatives transaction is individually negotiated with a specific counterparty, the Fund is subject to the risk that a counterparty may interpret contractual terms (e.g., the definition of default) differently than the Fund.  The cost and unpredictability of the legal proceedings required for the Fund to enforce its contractual rights may lead it to decide not to pursue its claims against the counterparty.  Counterparty risk is greater with longer maturities where events may intervene to prevent settlement.  Counterparty risk is also greater when the Fund has concentrated its derivatives with a single or small group of counterparties as it sometimes does as a result of its use of swaps and other OTC derivatives.  To the extent the Fund has significant exposure to a single counterparty, this risk will be particularly pronounced for the Fund.  The Fund, therefore, assumes the risk that it may be unable to obtain payments the Investment Manager believes are owed under an OTC derivatives contract or that those payments may be delayed or made only after the Fund has incurred the costs of litigation.  In addition, counterparty risk is pronounced during unusually adverse market conditions and is particularly acute in environments (like those experienced recently) in which financial services firms are exposed to systemic risks of the type evidenced by the insolvency of Lehman Brothers in 2008 and subsequent market disruptions.

The credit rating of a counterparty may be adversely affected by greater-than-average volatility in the markets, even if the counterparty’s net market exposure is small relative to its capital.  Counterparty risk with respect to OTC derivatives may be further complicated by recently enacted U.S. financial reform legislation.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Legal and Regulatory Risk” below for more information.

The Fund’s ability to enter into these transactions may be affected by tax considerations.

Additional Risk Factors in OTC Derivatives Transactions.  Participants in OTC derivatives markets typically are not subject to the same level of credit evaluation and regulatory oversight as are members of exchange-based markets and, therefore, OTC derivatives generally expose the Fund to greater counterparty risk than exchange-traded derivatives.

Among other trading agreements, the Fund may be party to International Swaps and Derivatives Association, Inc. Master Agreements (“ISDA Agreements”) or other similar types of agreements with select counterparties that generally govern over-the-counter derivative transactions entered into by the Fund.  The ISDA Agreements typically include representations and warranties as well as contractual terms related to collateral, events of default, termination events, and other provisions.  Termination events may include the decline in the net assets of the Fund below a certain level over a specified period of time and entitle a counterparty to elect to terminate early with respect to some or all the transactions under the ISDA Agreement with that counterparty.  Such an election by one or more of the counterparties could have a material adverse impact on the Fund’s operations.

Foreign Currency Transactions

Currency exchange rates may fluctuate significantly over short periods of time.  They generally are determined by the forces of supply and demand in the currency exchange markets, trade balances, the relative merits of investments in different countries, actual or perceived changes in interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and other complex factors.  Currency exchange rates also can be affected unpredictably as a result of intervention (or the failure to intervene) by the U.S. or foreign governments, central banks, or supranational agencies such as the International Monetary Fund, or by currency or exchange controls or political and economic developments in the U.S. or abroad.  Currencies in which the Fund’s assets are denominated, or in which the Fund has taken a long position, may be devalued against other currencies, resulting in a loss to the Fund.  Similarly, currencies in which the Fund has taken a short position may increase in value relative to other currencies, resulting in a loss to the Fund.

SAI-19

In addition, some currencies are illiquid (e.g., emerging country currencies), and the Fund may not be able to covert these currencies into U.S. dollars, in which case the Investment Manager or a Portfolio Adviser may decide to purchase U.S. dollars in a parallel market where the exchange rate is materially and adversely different.  Exchange rates for many currencies (e.g., emerging country currencies) are particularly affected by exchange control regulations.

The Fund may buy or sell foreign currencies or deal in forward foreign currency contracts, currency futures contracts and related options, and options on currencies.  The Fund may use such currency instruments for hedging, investment, and/or currency risk management.  Currency risk management may include taking overweighted or underweighted currency positions relative to both the securities portfolio of the Fund and the Fund’s performance benchmark or index.  The Fund also may purchase forward foreign exchange contracts in conjunction with U.S. dollar-denominated securities in order to create a synthetic foreign currency-denominated security that approximates desired risk and return characteristics when the non-synthetic securities either are not available in foreign markets or possess undesirable characteristics.

Forward foreign currency contracts are contracts between two parties to purchase and sell a specified quantity of a particular currency at a specified price, with delivery and settlement to take place on a specified future date.  A forward foreign currency contract can reduce the Fund’s exposure to changes in the value of the currency it will deliver and can increase its exposure to changes in the value of the currency it will receive for the duration of the contract.  The effect on the value of the Fund is similar to the effect of selling securities denominated in one currency and purchasing securities denominated in another currency.  Contracts to sell a particular foreign currency would limit any potential gain that might be realized by the Fund if the value of the hedged currency increases.  In addition, it is not always possible to hedge fully or perfectly against currency fluctuations affecting the value of the securities denominated in foreign currencies because the value of such securities also is likely to fluctuate because of independent factors not related to currency fluctuations.  If a forward foreign currency contract is used for hedging, an imperfect correlation between movements in the price of the forward foreign currency contract and the price of the currency or other investment being hedged creates risk.

Forward foreign currency contracts involve a number of the same characteristics and risks as currency futures contracts (discussed below) but there also are several differences.  Forward foreign currency contracts are not market traded, and are not necessarily marked to market on a daily basis.  They settle only at the pre-determined settlement date.  This can result in deviations between forward foreign currency prices and currency futures prices, especially in circumstances where interest rates and currency futures prices are positively correlated.  Second, in the absence of exchange trading and involvement of clearing houses, there are no standardized terms for forward currency contracts.  Accordingly, the parties are free to establish such settlement times and underlying amounts of a currency as desirable, which may vary from the standardized provisions available through any currency futures contract.  Finally, forward foreign currency contracts, as two party obligations for which there is no secondary market, involve counterparty risk not present with currency futures contracts, discussed below.

The Fund also may purchase or sell currency futures contracts and related options.  Currency futures contracts are contracts to buy or sell a standard quantity of a particular currency at a specified future date and price.  However, currency futures can be and often are closed out prior to delivery and settlement.  In addition, the Fund may use options on currency futures contracts, which give their holders the right, but not the obligation, to buy (in the case of a call option) or sell (in the case of a put option) a specified currency futures contract at a fixed price during a specified period. See “Additional Information on Investment Techniques of the Fund and Related Risks—Options and Futures—Futures” and “Additional Information on Investment Techniques of the Fund and Related Risks—Options and Futures—Options on Futures Contracts” above for more information on futures contracts and options on futures contracts.

SAI-20

The Fund also may purchase or sell options on currencies.  These give their holders the right, but not the obligation, to buy (in the case of a call option) or sell (in the case of a put option) a specified quantity of a particular currency at a fixed price during a specified period.  Options on currencies possess many of the same characteristics as options on securities and generally operate in a similar manner.  They may be traded on an exchange or in the OTC markets.  Options on currencies traded on U.S. or other exchanges may be subject to position limits, which may limit the ability of the Fund to reduce foreign currency risk using options. See “Additional Information on Investment Techniques of the Fund and Related Risks—Options and Futures—Currency Options” above for more information on currency options.

Repurchase Agreements

The Fund may enter into repurchase agreements with banks and broker-dealers.  A repurchase agreement is a contract under which the Fund acquires a security (usually an obligation of the government in the jurisdiction where the transaction is initiated or in whose currency the agreement is denominated or a security backed by the full faith and credit of the U.S. government, such as a U.S. Treasury bill, bond or note) for a relatively short period (usually less than a week) for cash and subject to the commitment of the seller to repurchase the security for an agreed-upon price on a specified date.  The repurchase price exceeds the acquisition price and reflects an agreed-upon market rate unrelated to the coupon rate on the purchased security.  Repurchase agreements afford the Fund the opportunity to earn a return on temporarily available cash without market risk, although the Fund bears the risk of a seller’s failure to meet its obligation to pay the repurchase price when it is required to do so.  Such a default may subject the Fund to expenses, delays, and risks of loss including: (a) possible declines in the value of the underlying security while the Fund seeks to enforce its rights thereto, (b) possible reduced levels of income and lack of access to income during this period, and (c) the inability to enforce its rights and the expenses involved in attempted enforcement.  Entering into repurchase agreements entails certain risks, which include the risk that the counterparty to the repurchase agreement may not be able to fulfill its obligations, as discussed above, that the parties may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected.  See “Principal Risk Factors—Tax Risks of Investing in the Fund” in the Prospectus.

Debt and Other Fixed Income Securities Generally

Debt and other fixed income securities include fixed and floating rate securities of any maturity.  Fixed rate securities pay a specified rate of interest or dividends.  Floating rate securities pay a rate that is adjusted periodically by reference to a specified index or market rate.  Fixed and floating rate securities include securities issued by federal, state, local, and foreign governments and related agencies, and by a wide range of private issuers, and generally are referred to in this SAI as “fixed income securities.” Indexed bonds are a type of fixed income security whose principal value and/or interest rate is adjusted periodically according to a specified instrument, index, or other statistic (e.g., another security, inflation index, currency, or commodity).  See “Additional Information on Investment Techniques of the Fund and Related Risks—Adjustable Rate Securities” and “—Indexed Investments” below.  In addition, the Fund may create “synthetic” bonds which approximate desired risk and return profiles.  This may be done where a “non-synthetic” security having the desired risk/return profile either is unavailable (e.g., short-term securities of certain foreign governments) or possesses undesirable characteristics (e.g., interest payments on the security would be subject to foreign withholding taxes).  See, for example, “Additional Information on Investment Techniques of the Fund and Related Risks—Options and Futures—Inflation-Linked Futures” above.

Holders of fixed income securities are exposed to both market and credit risk.  Market risk (or “interest rate risk”) relates to changes in a security’s value as a result of changes in interest rates.  In general, the values of fixed income securities increase when interest rates fall and decrease when interest rates rise.  Credit risk relates to the ability of an issuer to make payments of principal and interest.  Obligations of issuers are subject to bankruptcy, insolvency and other laws that affect the rights and remedies of creditors.  Fixed income securities denominated in foreign currencies also are subject to the risk of a decline in the value of the denominating currency.

Because interest rates vary, the future income of investments in floating rate fixed income securities cannot be predicted with certainty.  The future income of investments in indexed securities also will be affected by changes in those securities’ indices over time (e.g., changes in inflation rates, currency rates, or commodity prices).

SAI-21

The Fund may invest in a wide range of debt and fixed income instruments, including, but not limited to, Brady Bonds, Euro Bonds and Zero Coupon Securities, described below.

Cash and Other High Quality Investments

The Fund may temporarily invest a portion of its assets in cash or cash items pending other investments or to maintain liquid assets required in connection with some of the Fund investments.  These cash items and other high quality debt securities may include money market instruments, such as securities issued by the U.S. Government and its agencies, bankers’ acceptances, commercial paper, and bank certificates of deposit.  If a custodian holds cash on behalf of the Fund, the Fund may be an unsecured creditor of the custodian in the event of the insolvency of the custodian.  In addition, the Fund will be subject to credit risk with respect to such a custodian, which may be heightened to the extent the Fund takes a temporary defensive position.

U.S. Government Securities and Foreign Government Securities

U.S. government securities include securities issued or guaranteed as to principal or interest by the U.S. government or its authorities, agencies, or instrumentalities.  Foreign government securities include securities issued or guaranteed as to principal or interest by foreign governments (including political subdivisions) or their authorities, agencies, or instrumentalities or by supra-national agencies.  Different kinds of U.S. government securities and foreign government securities have different kinds of government support.  For example, some U.S. government securities (e.g., U.S. Treasury bonds) are supported by the full faith and credit of the U.S. Treasury.  Other U.S. government securities are issued or guaranteed as to principal or interest by federal agencies or government-chartered or -sponsored enterprises but are neither guaranteed nor insured by the U.S. government (e.g., debt securities issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal National Mortgage Association (“Fannie Mae”), and Federal Home Loan Banks (“FHLBs”)).  Similarly, some foreign government securities are supported by the full faith and credit of a foreign national government or political subdivision and some are not.  Foreign government securities of some countries may involve varying degrees of credit risk as a result of financial or political instability in those countries or the possible inability of the Fund to enforce its rights against the foreign government.  As with issuers of other fixed income securities, sovereign issuers may be unable or unwilling to satisfy their obligations to pay principal or interest payments.

Supra-national agencies are agencies whose member nations make capital contributions to support the agencies’ activities.  Examples include the International Bank for Reconstruction and Development (the World Bank), the Asian Development Bank, and the Inter-American Development Bank.

As with other fixed income securities, U.S. government securities and foreign government securities expose their holders to market risk because their values typically change as interest rates fluctuate.  For example, the value of U.S. government securities or foreign government securities may fall during times of rising interest rates.  Yields on U.S. government securities and foreign government securities tend to be lower than those of corporate securities of comparable maturities.

In addition to investing directly in U.S. government securities and foreign government securities, the Fund may purchase certificates of accrual or similar instruments evidencing undivided ownership interests in interest payments and/or principal payments of U.S. government securities and foreign government securities.  The Fund may also invest in Separately Traded Registered Interest and Principal Securities (“STRIPS”), which are interests in separately traded interest and principal component parts of U.S. Treasury obligations that represent future interest payments, principal payments, or both, are direct obligations of the U.S. government, and are transferable through the Federal Reserve book-entry system.  Certificates of accrual and similar instruments may be more volatile than other government securities.

SAI-22

Municipal Securities

Municipal obligations are issued by or on behalf of states, territories and possessions of the U.S. and their political subdivisions, agencies and instrumentalities and the District of Columbia to obtain funds for various public purposes.  Municipal obligations are subject to more credit risk than U.S. government securities that are supported by the full faith and credit of the U.S.  The ability of municipalities to meet their obligations will depend on the availability of tax and other revenues, economic, political and other conditions within the state and municipality, and the underlying fiscal condition of the state and municipality.  As with other fixed income securities, municipal securities also expose their holders to market risk because their values typically change as interest rates fluctuate.  The two principal classifications of municipal obligations are “notes” and “bonds.”

Municipal notes are generally used to provide for short-term capital needs, such as to finance working capital needs of municipalities or to provide various interim or construction financing, and generally have maturities of one year or less.  They are generally payable from specific revenues expected to be received at a future date or are issued in anticipation of long-term financing to be obtained in the market to provide for the repayment of the note.

Municipal bonds, which meet longer-term capital needs and generally have maturities of more than one year when issued, have two principal classifications: “general obligation” bonds and “revenue” bonds.  Issuers of general obligation bonds, the proceeds of which are used to fund a wide range of public projects including the construction or improvement of schools, highways and roads, water and sewer systems and a variety of other public purposes, include states, counties, cities, towns and regional districts.  The basic security behind general obligation bonds is the issuer’s pledge of its full faith, credit, and taxing power for the payment of principal and interest.

Revenue bonds have been issued to fund a wide variety of capital projects including: electric, gas, water and sewer systems; highways, bridges and tunnels; port and airport facilities; colleges and universities; and hospitals.  The principal security for a revenue bond is generally the net revenues derived from a particular facility or group of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source.  Although the principal security behind these bonds varies widely, many provide additional security in the form of a debt service reserve fund whose monies may also be used to make principal and interest payments on the issuer’s obligations.  In addition to a debt service reserve fund, some authorities provide further security in the form of a state’s ability (without obligation) to make up deficiencies in the debt reserve fund.

Securities purchased for the Fund may include variable/floating rate instruments, variable mode instruments, put bonds, and other obligations that have a specified maturity date but also are payable before maturity after notice by the holder.  There are, in addition, a variety of hybrid and special types of municipal obligations as well as numerous differences in the security of municipal obligations both within and between the two principal classifications (i.e., notes and bonds).  The Fund may also invest in credit default swaps on municipal securities.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Swap Contracts and Other Two-Party Contracts—Swap Contracts” above.

Auction Rate Securities

Auction rate securities consist of auction rate municipal securities and auction rate preferred securities sold through an auction process issued by closed-end investment companies, municipalities and governmental agencies.  Provided that the auction mechanism is successful, auction rate securities usually permit the holder to sell the securities in an auction at par value at specified intervals.  The dividend is reset by “Dutch” auction in which bids are made by broker-dealers and other institutions for a certain amount of securities at a specified minimum yield.  The dividend rate set by the auction is the lowest interest or dividend rate that covers all securities offered for sale.  While this process is designed to permit auction rate securities to be traded at par value, there is the risk that an auction will fail due to insufficient demand for the securities.

SAI-23

Real Estate Investment Trusts and other Real Estate-Related Investments

The Fund may invest in pooled real estate investment funds (so-called “real estate investment trusts” or “REITs”) and other real estate-related investments such as securities of companies principally engaged in the real estate industry.  In addition to REITs, companies in the real estate industry and real estate-related investments may include, for example, entities that either own properties or make construction or mortgage loans, real estate developers, and companies with substantial real estate holdings.  Each of these types of investments is subject to risks similar to those associated with direct ownership of real estate.  Factors affecting real estate values include the supply of real property in particular markets, overbuilding, changes in zoning laws, casualty or condemnation losses, delays in completion of construction, changes in real estate values, changes in operations costs and property taxes, levels of occupancy, adequacy of rent to cover operating expenses, possible environmental liabilities, regulatory limitations on rent, fluctuations in rental income, increased competition and other risks related to local and regional market conditions.  The value of real-estate related investments also may be affected by changes in interest rates, macroeconomic developments, and social and economic trends.  For instance, during periods of declining interest rates, certain mortgage REITs may hold mortgages that the mortgagors elect to prepay, which prepayment may diminish the yield on securities issued by those REITs.  Some REITs have relatively small market capitalizations, which can tend to increase the volatility of the market price of their securities.

REITs are pooled investment funds that invest in real estate or real estate-related companies.  The Fund may invest in different types of REITs, including equity REITs, which own real estate directly; mortgage REITs, which make construction, development, or long-term mortgage loans; and hybrid REITs, which share characteristics of equity REITs and mortgage REITs.  In general, the value of a REIT’s shares changes in light of factors affecting the real estate industry.  REITs are also subject to the risk of fluctuations in income from underlying real estate assets, poor performance by the REIT’s manager and the manager’s inability to manage cash flows generated by the REIT’s assets, prepayments and defaults by borrowers, self-liquidation, adverse changes in the tax laws, and, with regard to U.S. REITs (as defined in “Taxes” below), the risk of failing to qualify for tax-free pass-through of income under the Code and/or to maintain exempt status under the 1940 Act.  See “Taxes” below for a discussion of special tax considerations relating to the Fund’s investment in U.S. REITs (as defined below).

By investing in REITs indirectly through the Fund, investors will bear not only their proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of REITs.  In addition, REITs depend generally on their ability to generate cash flow to make distributions to investors.  Investments in REITs are subject to risks associated with the direct ownership of real estate.

Asset-Backed and Related Securities

An asset-backed security is a fixed income security that predominantly derives its creditworthiness from cash flows relating to a pool of assets.  There are a number of different types of asset-backed and related securities, including mortgage-backed securities, securities backed by other pools of collateral (such as automobile loans, student loans, sub-prime mortgages, and credit-card receivables), collateralized mortgage obligations, and collateralized debt obligations, each of which is described in more detail below.  Investments in asset-backed securities are subject to all of the market risks for fixed-income securities described in the Prospectus under “Risk Factors—Risks Associated With the Structure and Operation of the Fund” and elsewhere in this SAI.

SAI-24

Mortgage-Backed Securities.  Mortgage-backed securities are asset-backed securities backed by pools of residential and commercial mortgages, which may include sub-prime mortgages.  Mortgage-backed securities may be issued by agencies or instrumentalities of the U.S. government (including those whose securities are neither guaranteed nor insured by the U.S. government, such as Freddie Mac, Fannie Mae, and FHLBs), foreign governments (or their agencies or instrumentalities), or non-governmental issuers.  Interest and principal payments (including prepayments) on the mortgage loans underlying mortgage-backed securities pass through to the holders of the mortgage-backed securities.  Prepayments occur when the mortgagor on an individual mortgage loan prepays the remaining principal before the loan’s scheduled maturity date.  Unscheduled prepayments of the underlying mortgage loans may result in early payment of the applicable mortgage-backed securities held by the Fund.  The Fund may be unable to invest prepayments in an investment that provides as high a yield as the mortgage-backed securities.  Consequently, early payment associated with mortgage-backed securities may cause these securities to experience significantly greater price and yield volatility than traditional fixed income securities.  Many factors affect the rate of mortgage loan prepayments, including changes in interest rates, general economic conditions, further deterioration of worldwide economic and liquidity conditions, the location of the property underlying the mortgage, the age of the mortgage loan, governmental action, including legal impairment of underlying home loans, changes in demand for products financed by those loans, the inability of borrowers to refinance existing loans (e.g., sub-prime mortgages), and social and demographic conditions.  During periods of falling interest rates, the rate of mortgage loan prepayments usually increases, which tends to decrease the life of mortgage-backed securities.  During periods of rising interest rates, the rate of mortgage loan prepayments usually decreases, which tends to increase the life of mortgage-backed securities.

Mortgage-backed securities are subject to varying degrees of credit risk, depending on whether they are issued by agencies or instrumentalities of the U.S. government (including those whose securities are neither guaranteed nor insured by the U.S. government) or by non-governmental issuers.  Securities issued by private organizations may not be readily marketable, and since the deterioration of worldwide economic and liquidity conditions that became acute in 2008, mortgage-backed securities have been subject to greater liquidity risk.  These conditions may occur again.  Also, government actions and proposals affecting the terms of underlying home loans, changes in demand for products (e.g., automobiles) financed by those loans, and the inability of borrowers to refinance existing loans (e.g., subprime mortgages), have had, and may continue to have, adverse valuation and liquidity effects on mortgage-backed securities.  Although liquidity of mortgage-backed securities has improved recently, there can be no assurance that in the future the market for mortgage-backed securities will continue to improve and become more liquid.  In addition, mortgage-backed securities are subject to the risk of loss of principal if the obligors of the underlying obligations default in their payment obligations, and to certain other risks described in “Additional Information on Investment Techniques of the Fund and Related Risks –Asset Backed Securities—Other Asset-Backed Securities” below.  The risk of defaults associated with mortgage-backed securities is generally higher in the case of mortgage-backed investments that include sub-prime mortgages.  Mortgage-backed securities may include Adjustable Rate Securities as such term is defined in ““Additional Information on Investment Techniques of the Fund and Related Risks–Adjustable Rate Securities” below.

Other Asset-Backed Securities.  Similar to mortgage-backed securities, other types of asset-backed securities may be issued by agencies or instrumentalities of the U.S. government (including those whose securities are neither guaranteed nor insured by the U.S. government), foreign governments (or their agencies or instrumentalities), or non-governmental issuers.  These securities include securities backed by pools of automobile loans, educational loans, home equity loans, and credit-card receivables.  The underlying pools of assets are securitized through the use of trusts and special purpose entities.  These securities may be subject to risks associated with changes in interest rates and prepayment of underlying obligations similar to the risks of investment in mortgage-backed securities described immediately above.  Additionally, since the deterioration of worldwide economic and liquidity conditions that became acute in 2008, asset-backed securities have been subject to greater liquidity risk.  These conditions may occur again.  Also, government actions and proposals affecting the terms of underlying home and consumer loans, changes in demand for products (e.g., automobiles) financed by those loans, and the inability of borrowers to refinance existing loans (e.g., subprime mortgages), have had, and may continue to have, adverse valuation and liquidity effects on asset-backed securities.  Although liquidity of asset-backed securities has improved recently, there can be no assurance that in the future the market for asset-backed securities will continue to improve and become more liquid.  The risk of investing in asset-backed securities has increased because performance of the various sectors in which the assets underlying asset-backed securities are concentrated (e.g., auto loans, student loans, sub-prime mortgages, and credit card receivables) has become more highly correlated since the deterioration in worldwide economic and liquidity conditions referred to above.

SAI-25

Payment of interest on asset-backed securities and repayment of principal largely depends on the cash flows generated by the underlying assets backing the securities and, in certain cases, may be supported by letters of credit, surety bonds, or other credit enhancements.  The amount of market risk associated with asset-backed securities depends on many factors, including the deal structure (i.e., determination as to the amount of underlying assets or other support needed to produce the cash flows necessary to service interest and make principal payments), the quality of the underlying assets, the level of credit support, if any, provided for the securities, and the credit quality of the credit-support provider, if any.  Asset-backed securities involve risk of loss of principal if obligors of the underlying obligations default in payment of the obligations and the defaulted obligations exceed the securities’ credit support.  The obligations of issuers (and obligors of underlying assets) also are subject to bankruptcy, insolvency and other laws affecting the rights and remedies of creditors.  In addition, the existence of insurance on an asset-backed security does not guarantee that principal and/or interest will be paid because the insurer could default on its obligations.  In recent years, a significant number of asset-backed security insurers have defaulted on their obligations.

The market value of an asset-backed security may be affected by the factors described above and other factors, such as the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the underlying assets, or the entities providing the credit enhancement.  The market value of asset-backed securities also can depend on the ability of their servicers to service the underlying collateral and is, therefore, subject to risks associated with servicers’ performance.  In some circumstances, a servicer’s or originator’s mishandling of documentation related to the underlying collateral (e.g., failure to properly document a security interest in the underlying collateral) may affect the rights of the security holders in and to the underlying collateral.  In addition, the insolvency of entities that generate receivables or that utilize the underlying assets may result in a decline in the value of the underlying assets as well as costs and delays.

Certain types of asset-backed securities present additional risks that are not presented by mortgage-backed securities.  In particular, certain types of asset-backed securities may not have the benefit of a security interest in the related assets.  For example, many securities backed by credit-card receivables are unsecured.  In addition, the Fund may invest in securities backed by pools of corporate or sovereign bonds, bank loans made to corporations, or a combination of these bonds and loans, many of which may be unsecured (commonly referred to as “collateralized debt obligations” or “collateralized loan obligations”). See “Additional Information on Investment Techniques of the Fund and Related Risks—Asset-Backed and Related Securities—Collateralized Debt Obligations (“CDOs”)” below.  Even when security interests are present, the ability of an issuer of certain types of asset-backed securities to enforce those interests may be more limited than that of an issuer of mortgage-backed securities.  For instance, automobile receivables generally are secured, but by automobiles rather than by real property.  Most issuers of automobile receivables permit loan servicers to retain possession of the underlying assets.  In addition, because of the large number of underlying vehicles involved in a typical issue of asset-backed securities and technical requirements under state law, the trustee for the holders of the automobile receivables may not have a proper security interest in all of the automobiles.  Therefore, recoveries on repossessed automobiles may not be available to support payments on these securities.

In addition, certain types of asset-backed securities may experience losses on the underlying assets as a result of certain rights provided to consumer debtors under federal and state law.  In the case of certain consumer debt, such as credit-card debt, debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on their credit-cards (or other debt), thereby reducing their balances due.  For instance, a debtor may be able to offset certain damages for which a court has determined that the creditor is liable to the debtor against amounts owed to the creditor by the debtor on his or her credit-card.

Collateralized Mortgage Obligations (“CMOs”); Strips and Residuals.  A CMO is a debt obligation backed by a portfolio of mortgages or mortgage-backed securities held under an indenture.  The issuer of a CMO generally pays interest and prepaid principal on a monthly basis.  These payments are secured by the underlying portfolio, which typically includes mortgage pass-through securities guaranteed by Freddie Mac, Fannie Mae, or the Government National Mortgage Association (“Ginnie Mae”) and their income streams, and which also may include whole mortgage loans and private mortgage bonds.

SAI-26

CMOs are issued in multiple classes, often referred to as “tranches.” Each class has a different maturity and is entitled to a different schedule for payments of principal and interest, including pre-payments.  In a typical CMO transaction, the issuer of the CMO bonds uses proceeds from the CMO offering to buy mortgages or mortgage pass-through certificates (the “Collateral”).  The issuer then pledges the Collateral to a third party trustee as security for the CMOs.  The issuer uses principal and interest payments from the Collateral to pay principal on the CMOs, paying the tranche with the earliest maturity first.  Thus, the issuer pays no principal on a tranche until all other tranches with earlier maturities are paid in full.  The early retirement of a particular class or series has the same effect as the prepayment of mortgage loans underlying a mortgage-backed pass-through security.

CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage- or other asset-backed securities.

The Fund also may invest in CMO residuals, which are issued by agencies or instrumentalities of the U.S. government or by private lenders of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, and investment banks.  A CMO residual represents excess cash flow generated by the Collateral after the issuer of the CMO makes all required principal and interest payments and after the issuer’s management fees and administrative expenses have been paid.  Thus, CMO residuals have value only to the extent income from the Collateral exceeds the amount necessary to satisfy the issuer’s debt obligations on all other outstanding CMOs.  The amount of residual cash flow resulting from a CMO will depend on, among other things, the characterization of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses, and the pre-payment experience on the mortgage assets.

CMOs also include certificates representing undivided interests in payments of interest-only or principal-only (“IO/PO Strips”) on the underlying mortgages.

IO/PO Strips and CMO residuals tend to be more volatile than other types of securities.  If the underlying securities are prepaid, holders of IO/PO Strips and CMO residuals may lose a substantial portion or the entire value of their investment.  In addition, if a CMO pays interest at an adjustable rate, the cash flows on the related CMO residual will be extremely sensitive to rate adjustments.

Collateralized Debt Obligations (“CDOs”).  The Fund may invest in CDOs, which include collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”), and other similarly structured securities.  CBOs and CLOs are asset-backed securities.  A CBO is an obligation of a trust or other special purpose vehicle backed by a pool of fixed income securities.  A CLO is an obligation of a trust or other special purpose vehicle typically collateralized by a pool of loans, which may include domestic and foreign senior secured and unsecured loans, and subordinate corporate loans, including loans that may be rated below investment-grade, or equivalent unrated loans.

For both CBOs and CLOs, the cash flows from the trust are split into two or more portions, called tranches, which vary in risk and yield.  The riskier portions are the residual, equity, and subordinate tranches, which bear some or all of the risk of default by the bonds or loans in the trust, and therefore protect the other, more senior tranches from default in all but the most severe circumstances.  Since it is partially protected from defaults, a senior tranche from a CBO trust or CLO trust typically has higher ratings and lower yields than its underlying securities, and can be rated investment grade.  Despite the protection from the riskier tranches, senior CBO or CLO tranches can experience substantial losses due to actual defaults (including collateral default), the total loss of the riskier tranches due to losses in the collateral, market anticipation of defaults, fraud by the trust, and the illiquidity of CBO or CLO securities.

SAI-27

The risks of an investment in a CDO largely depend on the type of underlying collateral securities and the tranche in which the Fund invests.  The Fund may invest in any tranche of a CBO or CLO.  Typically, CBOs, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws.  As a result, the Fund may characterize its investments in CDOs as illiquid, unless an active dealer market for a particular CDO allows the CDO to be purchased and sold in Rule 144A transactions.  CDOs are subject to the typical risks associated with debt instruments discussed elsewhere in this SAI and the Prospectus, including interest rate risk (which may be exacerbated if the interest rate payable on a structured financing changes based on multiples of changes in interest rates or inversely to changes in interest rates), default risk, prepayment risk, credit risk, liquidity risk, market risk, structural risk, and legal risk.  Additional risks of CDOs include: (a) the possibility that distributions from collateral securities will be insufficient to make interest or other payments, (b) the possibility that the quality of the collateral may decline in value or default, due to factors such as the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets, (c) market and liquidity risks affecting the price of a structured finance investment, if required to be sold, at the time of sale, and (d) if the particular structured product is invested in a security in which the Fund is also invested, this would tend to increase the Fund’s overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis.  In addition, due to the complex nature of a CDO, an investment in a CDO may not perform as expected.  An investment in a CDO also is subject to the risk that the issuer and the investors may interpret the terms of the instrument differently, giving rise to disputes.

Adjustable Rate Securities

Adjustable rate securities are securities that have interest rates that reset at periodic intervals, usually by reference to an interest rate index or market interest rate.  Adjustable rate securities include U.S. government securities and securities of other issuers.  Some adjustable rate securities are backed by pools of mortgage loans.  Although the rate adjustment feature may act as a buffer to reduce sharp changes in the value of adjustable rate securities, changes in market interest rates or changes in the issuer’s creditworthiness may still affect their value.  Because the interest rate is reset only periodically, changes in the interest rates on adjustable rate securities may lag changes in prevailing market interest rates.  Also, some adjustable rate securities (or, in the case of securities backed by mortgage loans, the underlying mortgages) are subject to caps or floors that limit the maximum change in interest rate during a specified period or over the life of the security.  Because of the rate adjustments, adjustable rate securities are less likely than non-adjustable rate securities of comparable quality and maturity to increase significantly in value when market interest rates fall.

Below Investment Grade Securities

The Fund may invest some or all of their assets in securities or instruments rated below investment grade (that is, rated below Baa3/P-2 by Moody’s Shareholders Service, Inc. (“Moody’s”) or below BBB-/A-2 by Standard & Poor’s (“S&P”) for a particular security/commercial paper, or securities unrated by Moody’s or S&P that are determined by the Portfolio Adviser to be of comparable quality to securities so rated) at the time of purchase, including securities in the lowest rating categories and comparable unrated securities (“Below Investment Grade Securities”) (commonly referred to as “junk bonds”).  In addition, the Fund may hold securities that are downgraded to below-investment-grade status after the time of purchase by the Fund.

Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations.  In addition, many issuers of high yield debt may be (a) in poor financial condition, (b) experiencing poor operating results, (c) having substantial capital needs or negative net worth or (d) facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings.  Compared to higher quality fixed income securities, Below Investment Grade Securities offer the potential for higher investment returns but subject holders to greater credit and market risk.  The ability of an issuer of Below Investment Grade Securities to meet principal and interest payments is considered speculative.

SAI-28

The Fund’s investments in Below Investment Grade Securities may be more dependent on the Portfolio Adviser’s own credit analysis than its investments in higher quality bonds.  Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers.  The market for Below Investment Grade Securities may be more severely affected than other financial markets by economic recession or substantial interest rate increases, changing public perceptions, or legislation that limits the ability of certain categories of financial institutions to invest in Below Investment Grade Securities.  In addition, the market may be less liquid for Below Investment Grade Securities than for other types of securities.  Reduced liquidity can affect the values of Below Investment Grade Securities, making their valuation and sale more difficult, and result in greater volatility.  Because Below Investment Grade Securities are difficult to value and are more likely to be fair valued (see “Determination of Net Asset Value” in the Prospectus), particularly during erratic markets, the values realized on their sale may differ from the values at which they are carried on the books of the Fund.  Some Below Investment Grade Securities in which the Fund invests may be in poor standing or in default.

Securities in the lowest investment-grade category (BBB or Baa) also have some speculative characteristics.

Distressed or Defaulted Instruments

The Fund may invest in securities, claims and obligations of U.S. and non-U.S. issuers which are experiencing significant financial or business difficulties (including companies involved in bankruptcy or other reorganization and liquidation proceedings).  The Fund may purchase distressed securities and instruments of all kinds, subject to tax considerations, including equity and debt instruments and, in particular, loans, loan participations, claims held by trade or other creditors, bonds, notes, non-performing and sub-performing mortgage loans, beneficial interests in liquidating trusts or other similar types of trusts, fee interests and financial interests in real estate, partnership interests and similar financial instruments, executory contracts and participations therein, many of which are not publicly traded and which may involve a substantial degree of risk.

Investments in distressed or defaulted instruments generally are considered speculative and may involve substantial risks not normally associated with investments in healthier companies, including adverse business, financial or economic conditions that can lead to defaulted payments and insolvency proceedings.

In particular, defaulted obligations might be repaid, if at all, only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments.  The amount of any recovery may be adversely affected by the relative priority of the Fund’s investment in the issuer’s capital structure.  The ability to enforce obligations may be adversely affected by actions or omissions of predecessors in interest that give rise to counterclaims or defenses, including causes of action for equitable subordination or debt recharacterization.  In addition, such investments, collateral securing such investments, and payments made in respect of such investments may be challenged as fraudulent conveyances or to be subject to avoidance as preferences under certain circumstances.

Investments in distressed securities inherently have more credit risk than do investments in similar securities and instruments of non-distressed companies, and the degree of risk associated with any particular distressed securities may be difficult or impossible for the Portfolio Adviser to determine within reasonable standards of predictability.  The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed securities is unusually high.

If the Portfolio Adviser’s evaluation of the eventual recovery value of a defaulted instrument should prove incorrect, the Fund may lose a substantial portion or all of its investment or it may be required to accept cash or instruments with a value less than the Fund’s original investment.

Investments in financially distressed companies domiciled outside the U.S. involve additional risks.  Bankruptcy law and creditor reorganization processes may differ substantially from those in the U.S., resulting in greater uncertainty as to the rights of creditors, the enforceability of such rights, reorganization timing and the classification, seniority and treatment of claims.  In certain developing countries, although bankruptcy laws have been enacted, the process for reorganization remains highly uncertain.

SAI-29

In addition, investments in distressed or defaulted instruments can present special tax issues for the Fund.  See “Taxes” below for more information.

Merger Arbitrage Transactions

The Fund may engage in merger arbitrage transactions, where the Fund will purchase securities at prices below the anticipated value of the cash, securities or other consideration to be paid or exchanged for such securities in a proposed merger, exchange offer, tender offer or other similar transaction.  Such purchase price may be substantially in excess of the market price of the securities prior to the announcement of the merger, exchange offer, tender offer or other similar transaction.  If the proposed merger, exchange offer, tender offer or other similar transaction later appears likely not to be consummated or in fact is not consummated or is delayed, the market price of the security purchased by the Fund may decline sharply and result in losses to the Fund if such securities are sold, transferred or exchanged for securities or cash, the value of which is less than the purchase price.

There is typically asymmetry in the risk/reward payout of mergers – the losses that can occur in the event of deal break-ups can far exceed the gains to be had if deals close successfully.  For instance, mark-to-market losses can occur intra-month even if a particular deal is not breaking-up and such losses may or may not be recouped upon successful consummation of such deal.  Further, the consummation of mergers, tender offers and exchange offers can be prevented or delayed by a variety of factors, including: (a) regulatory and antitrust restrictions; (b) political motivations; (c) industry weakness; (d) stock specific events; (e) failed financings and (f) general market declines.  Also, in certain transactions, the Fund may not hedge against market fluctuations.  This can result in losses even if the proposed transaction is consummated.

In addition, a security to be issued in a merger or exchange offer may be sold short by the Fund in the expectation that the short position will be covered by delivery of such security when issued.  If the merger or exchange offer is not consummated, the Fund may be forced to cover its short position at a higher price than its short sale price, resulting in a loss.

Merger arbitrage strategies also depend for success on the overall volume of merger activity, which has historically been cyclical in nature.  During periods when merger activity is low, it may be difficult or impossible to identify opportunities for profit or to identify a sufficient number of such opportunities to provide diversification among potential merger transactions.

Merger arbitrage strategies are also subject to the risk of overall market movements.  To the extent that a general increase or decline in equity values affects the stocks involved in a merger arbitrage position differently, the position may be exposed to loss.  At any given time, arbitrageurs can become improperly hedged by accident or in an effort to maximize risk-adjusted returns.  This can lead to inadvertent market-related losses.

Brady Bonds

Brady Bonds are securities created through the restructuring of commercial bank loans to public and private entities under a debt restructuring plan introduced by former U.S. Secretary of the Treasury Nicholas F. Brady (the “Brady Plan”).  Brady Plan debt restructurings have been implemented in Mexico, Uruguay, Venezuela, Costa Rica, Argentina, Nigeria, the Philippines, and other emerging countries.

Brady Bonds may be collateralized, are issued in various currencies (but primarily the U.S. dollar), and are actively traded in OTC secondary markets.  U.S. dollar-denominated, collateralized Brady Bonds, which may be fixed-rate bonds or floating-rate bonds, are generally collateralized in full as to principal by U.S. Treasury zero coupon bonds having the same maturity as the bonds.

SAI-30

The valuation of a Brady Bond typically depends on an evaluation of: (a) any collateralized repayments of principal at final maturity; (b) any collateralized interest payments; (c) the uncollateralized interest payments; and (d) any uncollateralized repayments of principal at maturity (the uncollateralized amounts constitute the “residual risk”).  In light of the residual risk of Brady Bonds and the history of prior defaults by the issuers of Brady Bonds, investments in Brady Bonds may be viewed as speculative.

Euro Bonds

Euro bonds are securities denominated in U.S. dollars or another currency and sold to investors outside of the country whose currency is used.  Euro bonds may be issued by government or corporate issuers, and are typically underwritten by banks and brokerage firms in numerous countries.  While Euro bonds often pay principal and interest in Eurodollars (i.e., U.S. dollars held in banks outside of the U.S.), some Euro bonds may pay principal and interest in other currencies.  Euro bonds are subject to the same risks as other fixed income securities.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Debt and Other Fixed Income Securities Generally” above.

Zero Coupon Securities

The Fund investing in “zero coupon” fixed income securities accrues interest income at a fixed rate based on initial purchase price and length to maturity, but the securities do not pay interest in cash on a current basis.  The Fund may be required to distribute the accrued income to its Shareholders, even though the Fund is not receiving the income in cash on a current basis.  Thus, the Fund may have to sell other investments to obtain cash to make income distributions (including at a time when it may not be advantageous to do so).  The market value of zero coupon securities is often more volatile than that of non-zero coupon fixed income securities of comparable quality and maturity.  Zero coupon securities include IO/PO Strips and STRIPS.

Indexed Investments

The Fund may invest in various transactions and instruments that are designed to track the performance of an index (including, but not limited to, securities indices and credit default indices).  Indexed securities are securities the redemption values and/or coupons of which are indexed to a specific instrument, group of instruments, index, or other statistic.  Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to other securities, securities or inflation indices, currencies, precious metals or other commodities, or other financial indicators.  For example, the maturity value of gold-indexed securities depends on the price of gold and, therefore, their price tends to rise and fall with gold prices.

While investments that track the performance of an index may increase the number, and thus the diversity, of the underlying assets to which the Fund is exposed, such investments are subject to many of the same risks of investing in the underlying assets that comprise the index discussed elsewhere in this section, as well as certain additional risks that are not typically associated with investments in such underlying assets.  An investment that is designed to track the performance of an index may not replicate and maintain exactly the same composition and relative weightings of the assets in the index.  Additionally, the liquidity of the market for such investments may be subject to the same conditions affecting liquidity in the underlying assets and markets and could be relatively less liquid in certain circumstances.  The performance of indexed securities depends on the performance of the security, security index, inflation index, currency, or other instrument to which they are indexed.  Interest rate changes in the U.S. and abroad also may influence performance.  Indexed securities also are subject to the credit risks of the issuer, and their values are adversely affected by declines in the issuer’s creditworthiness.

Currency-Indexed Securities.  Currency-indexed securities have maturity values or interest rates determined by reference to the values of one or more foreign currencies.  Currency-indexed securities also may have maturity values or interest rates that depend on the values of a number of different foreign currencies relative to each other.

SAI-31

Inverse Floating Obligations.  Indexed securities in which the Fund may invest include so-called “inverse floating obligations” or “residual interest bonds” on which the interest rates typically decline as the index or reference rates-- typically short-term interest rates -- increase.  Conversely, the values of inverse floating obligations typically increase as index or reference rates decline.  An inverse floating obligation may have the effect of investment leverage to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index or reference rate of interest.  Generally, leverage will result in greater price volatility.

Inflation Indexed Bonds.  The Fund may invest in inflation indexed bonds.  The Fund may also invest in futures contracts on inflation indexed bonds.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Options and Futures—Inflation Linked Futures” above for a discussion of inflation linked futures.  Inflation indexed bonds are fixed income securities whose principal value is adjusted periodically according to the rate of inflation.  Two structures are common.  The U.S. Treasury and some other issuers use a structure that accrues inflation into the principal value of the bond.  Most other issuers pay out the CPI accruals as part of a semiannual coupon.

Inflation indexed securities issued by the U.S. Treasury (or “TIPS”) have maturities of approximately five, ten or twenty years (thirty year TIPS are no longer offered), although it is possible that securities that have other maturities will be issued in the future.  U.S. Treasury securities pay interest on a semi-annual basis equal to a fixed percentage of the inflation-adjusted principal amount.  For example, if the Fund purchased an inflation indexed bond with a par value of $1,000 and a 3 percent real rate of return coupon (payable 1.5 percent semi-annually), and the rate of inflation over the first six months was 1 percent, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5 percent).  If inflation during the second half of the year resulted in the whole year’s inflation equaling 3 percent, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5 percent).

If the periodic adjustment rate measuring inflation falls, the principal value of inflation indexed bonds will be adjusted downward and, consequently, the interest they pay (calculated with respect to a smaller principal amount) will be reduced.  The U.S. government guarantees the repayment of the original bond principal upon maturity (as adjusted for inflation) in the case of a TIPS, even during a period of deflation, although the inflation-adjusted principal received could be less than the inflation-adjusted principal that had accrued to the bond at the time of purchase.  However, the current market value of the bonds is not guaranteed and will fluctuate.  The Fund also may invest in other inflation-related bonds which may or may not provide a similar guarantee.  If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal.

The value of inflation indexed bonds normally changes when real interest rates change.  Real interest rates, in turn, are tied to the relationship between nominal interest rates (i.e., stated interest rates) and the rate of inflation.  Therefore, if the rate of inflation rises at a faster rate than nominal interest rates, real interest rates (i.e., nominal interest rate minus inflation) might decline, leading to an increase in value of inflation indexed bonds.  In contrast, if nominal interest rates increase at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation indexed bonds.  There can be no assurance, however, that the value of inflation indexed bonds will change in the same proportion as changes in nominal interest rates, and short term increases in inflation may lead to a decline in their value.

Although inflation indexed bonds protect their holders from long-term inflationary trends, short-term increases in inflation may result in a decline in value.  In addition, inflation indexed bonds do not protect holders from increases in interest rates due to reasons other than inflation (such as changes in currency exchange rates).

The periodic adjustment of U.S. inflation indexed bonds is tied to the Consumer Price Index for Urban Consumers (“CPI-U”), which is calculated monthly by the U.S. Bureau of Labor Statistics.  The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation, and energy.  Inflation indexed bonds issued by a foreign government are generally adjusted to reflect changes in a comparable inflation index calculated by the foreign government.  No assurance can be given that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services.  In addition, no assurance can be given that the rate of inflation in a foreign country will correlate to the rate of inflation in the U.S.

SAI-32

Coupon payments received by the Fund from inflation indexed bonds are included in the Fund’s gross income for the period in which they accrue.  In addition, any increase in the principal amount of an inflation indexed bond constitutes taxable ordinary income to investors in the Fund, even though principal is not paid until maturity.

Structured Notes

Similar to indexed securities, structured notes are derivative debt securities, the interest rate or principal of which is determined by reference to changes in the value of a specific asset, reference rate, or index (the “reference”) or the relative change in two or more references.  The interest rate or the principal amount payable upon maturity or redemption may increase or decrease, depending upon changes in the reference.  The terms of a structured note may provide that, in certain circumstances, no principal is due at maturity and, therefore, may result in a loss of invested capital.  Structured notes may be indexed positively or negatively, so that appreciation of the reference may produce an increase or decrease in the interest rate or value of the principal at maturity.  In addition, changes in the interest rate or the value of the principal at maturity may be fixed at a specified multiple of the change in the value of the reference, making the value of the note particularly volatile.

Structured notes may entail a greater degree of market risk than other types of debt securities because the investor bears the risk of the reference.  Structured notes also may be more volatile, less liquid, and more difficult to price accurately than less complex securities or more traditional debt securities.

Firm Commitments and When-Issued Securities

The Fund may enter into firm commitments and similar agreements with banks or broker-dealers for the purchase or sale of securities at an agreed-upon price on a specified future date.  For example, the Fund may enter into a firm commitment agreement if the Portfolio Adviser anticipates a decline in interest rates and believes it is able to obtain a more advantageous future yield by committing currently to purchase securities to be issued later.  The Fund generally does not earn income on the securities it has committed to purchase until after delivery.  The Fund may take delivery of the securities or, if deemed advisable as a matter of investment strategy, may sell the securities before the settlement date.  When payment is due on when-issued or delayed-delivery securities, the Fund makes payment from then-available cash flow or the sale of securities, or from the sale of the when-issued or delayed-delivery securities themselves (which may have a value greater or less than what the Fund paid for them).

Loans (Including Bank Loans), Loan Participations, and Assignments

The Fund may invest in direct debt instruments, which are interests in amounts owed by a corporate, governmental, or other borrower to lenders or lending syndicates (loans, including bank loans, promissory notes, and loan participations), to suppliers of goods or services (trade claims or other receivables), or to other parties.  Such instruments may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated.  The Fund may acquire interests in loans either directly (by way of sale or assignment) or indirectly (by way of participation).

Purchases of loans and other forms of direct indebtedness, including promissory notes, depend primarily upon the creditworthiness of the borrower for payment of principal and interest, and adverse changes in the creditworthiness of the borrower may affect its ability to pay principal and interest.  Direct debt instruments may not be rated by any rating agency.  In the event of non-payment of interest or principal, loans that are secured offer the Fund more protection than comparable unsecured loans.  However, no assurance can be given that the collateral for a secured loan can be liquidated or that the proceeds will satisfy the borrower’s obligation.  Investment in the indebtedness of borrowers with low creditworthiness involves substantially greater risks, and may be highly speculative.  Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed.  Investments in sovereign debt similarly involve the risk that the governmental entities responsible for repayment of the debt may be unable or unwilling to pay interest and repay principal when due.  The bank loans acquired by the Fund may be below investment-grade.

SAI-33

When investing in a loan participation, the Fund typically purchases participation interests in a portion of a lender’s or participant’s interest in a loan but has no direct contractual relationship with the borrower.  Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating in the interest, not with the borrower.  The Fund must rely on the seller of the participation interest not only for the enforcement of the Fund’s rights against the borrower but also for the receipt and processing of principal, interest, or other payments due under the loan.  This may subject the Fund to greater delays, expenses, and risks than if the Fund could enforce its rights directly against the borrower.  In addition, the Fund generally will have no rights of set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation.  A participation agreement also may limit the rights of the Fund to vote on changes that may be made to the underlying loan agreement, such as waiving a breach of a covenant.  In addition, under the terms of a participation agreement, the Fund may be treated as a creditor of the seller of the participation interest (rather than of the borrower), thus exposing the Fund to the credit risk of the seller in addition to the credit risk of the borrower.  Additional risks include inadequate perfection of a loan’s security interest, the possible invalidation or compromise of an investment transaction as a fraudulent conveyance or preference under relevant creditors’ rights laws, the validity and seniority of bank claims and guarantees, environmental liabilities that may arise with respect to collateral securing the obligations, and adverse consequences resulting from participating in such instruments through other institutions with lower credit quality.

Bank loans and participation interests may not be readily marketable and may be subject to restrictions on resale.  There can be no assurance that future levels of supply and demand in loan or loan participation trading will provide an adequate degree of liquidity and no assurance that the market will not experience periods of significant illiquidity in the future.

Investments in loans through direct assignment of a lender’s interests may involve additional risks to the Fund.  For example, if a secured loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral.  In addition, under legal theories of lender liability, the Fund potentially might be held liable as a co-lender.

A loan is often administered by a bank or other financial institution that acts as agent for all holders.  The agent administers the terms of the loan, as specified in the loan agreement.  Unless, under the terms of the loan or other indebtedness the Fund has direct recourse against the borrower, it may have to rely on the agent to enforce its rights against the borrower.

A Portfolio Adviser may, with respect to its management of investments in certain loans for the Fund, seek to remain flexible to purchase and sell other securities in the borrower’s capital structure, by remaining “public.” In such cases, the Portfolio Adviser may seek to avoid receiving material, non-public information about the borrowers to which the Fund may lend (through assignments, participations or otherwise).  A Portfolio Adviser’s decision not to use material, non-public information about borrowers may place the Portfolio Adviser at an information disadvantage relative to other lenders.  Also, in instances where lenders are asked to grant amendments, waivers or consents in favor of the borrower, a Portfolio Adviser’s ability to assess the significance of the amendment, waiver or consent or its desirability from the Fund’s point of view may be materially and adversely affected.

When a Portfolio Adviser’s personnel do come into possession of material, non-public information about the issuers of loans that may be held by the Fund or other accounts managed by the Portfolio Adviser (either intentionally or inadvertently), the Portfolio Adviser’s ability to trade in other securities of the issuers of these loans for the account of the Portfolio Adviser will be limited pursuant to applicable securities laws.  Such limitations on the Portfolio Adviser’s ability to trade could have an adverse affect on the Fund.  In many instances, these trading restrictions could continue in effect for a substantial period of time.

SAI-34

Direct indebtedness purchased by the Fund may include letters of credit, revolving credit facilities, or other standby financing commitments obligating the Fund to pay additional cash on demand.  These commitments may have the effect of requiring the Fund to increase its investment in a borrower at a time when it would not otherwise have done so.

Trade Claims.  The Fund may purchase trade claims against companies, including companies in bankruptcy or reorganization proceedings.  Trade claims generally include claims of suppliers for goods delivered and not paid, claims for unpaid services rendered, claims for contract rejection damages and claims related to litigation.  An investment in trade claims is very speculative and carries a high degree of risk.  Trade claims are illiquid instruments which generally do not pay interest and there can be no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim.  Additionally, there can be restrictions on the purchase, sale, and/or transferability of trade claims during all or part of a bankruptcy proceeding.  The markets in trade claims are not regulated by U.S. federal securities laws or the SEC.

Trade claims are typically unsecured and may be subordinated to other unsecured obligations of a debtor, and generally are subject to defenses of the debtor with respect to the underlying transaction giving rise to the trade claim.  Trade claims are subject to risks not generally associated with standardized securities and instruments due to the idiosyncratic nature of the claims purchased.  These risks include the risk that the debtor may contest the allowance of the claim due to disputes the debtor has with the original claimant or the inequitable conduct of the original claimant, or due to administrative errors in connection with the transfer of the claim.  Recovery on allowed trade claims may also be impaired if the anticipated dividend payable on unsecured claims in the bankruptcy is not realized or if the timing of the bankruptcy distribution is delayed.  As a result of the foregoing factors, trade claims are also subject to the risk that if the Fund does receive payment, it may be in an amount less than what the Fund paid for or otherwise expects to receive in respect of the claim.

In addition, because they are not negotiable instruments, trade claims are typically less liquid than negotiable instruments.  Given these factors, trade claims often trade at a discount to other pari passu instruments.

Reverse Repurchase Agreements and Dollar Roll Agreements

The Fund may enter into reverse repurchase agreements and dollar roll agreements with banks and brokers to enhance return.  Reverse repurchase agreements involve sales by the Fund of portfolio securities concurrently with an agreement by the Fund to repurchase the same securities at a later date at a fixed price.  During the reverse repurchase agreement period, the Fund continues to receive principal and interest payments on the securities and also has the opportunity to earn a return on the collateral furnished by the counterparty to secure its obligation to redeliver the securities.

Dollar rolls are transactions in which the Fund sells securities for delivery in the current month and simultaneously contracts to repurchase substantially similar (same type and coupon) securities on a specified future date.  During the roll period, the Fund foregoes principal and interest paid on the securities.  The Fund is compensated by the difference between the current sales price and the forward price for the future purchase (often referred to as the “drop”) as well as by the interest earned on the cash proceeds of the initial sale.

SAI-35

If the buyer in a reverse repurchase agreement or dollar roll agreement files for bankruptcy or becomes insolvent, the Fund’s use of proceeds from the sale of its securities may be restricted while the other party or its trustee or receiver determines whether to honor the Fund’s right to repurchase the securities.  Furthermore, in that situation the Fund may be unable to recover the securities it sold in connection with a reverse repurchase agreement and as a result would realize a loss equal to the difference between the value of the securities and the payment it received for them.  This loss would be greater to the extent the buyer paid less than the value of the securities the Fund sold to it (e.g., a buyer may only be willing to pay $95 for a bond with a market value of $100).  The Fund’s use of reverse repurchase agreements also subjects the Fund to interest costs based on the difference between the sale and repurchase price of a security involved in such a transaction.  Additionally, reverse repurchase agreements entail the same risks as over-the-counter derivatives.  These include the risk that the counterparty to the reverse repurchase agreement may not be able to fulfill its obligations, as discussed above, that the parties may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected.  See “Additional Information on Investment Techniques of the Fund and Related Risks—Futures, Options and Derivative Instruments” and “Principal Risk Factors—Tax Risks of Investing in the Fund” and “Risks Associated with the Fund’s Principal Strategies and Investments—Other Types of Investments and Risks—Risk of Counterparty Default” in the Prospectus.

Commodity-Related Investments

The Fund may invest in a range of markets, including the commodity markets, which include a range of assets with tangible properties, such as oil, natural gas, agricultural products (e.g., wheat, corn, and livestock), precious metals (e.g., gold and silver), industrial metals (e.g., copper), and softs (e.g., cocoa, coffee, and sugar).  The Fund may obtain such exposure by investing in commodity-related derivatives (as defined below).

Commodity prices can be extremely volatile and may be directly or indirectly affected by many factors, including changes in overall market movements, real or perceived inflationary trends, commodity index volatility, changes in interest rates or currency exchange rates, population growth and changing demographics, and factors affecting a particular industry or commodity, such as drought, floods, or other weather conditions, livestock disease, trade embargoes, competition from substitute products, transportation bottlenecks or shortages, fluctuations in supply and demand, tariffs, and international regulatory, political, and economic developments (e.g., regime changes and changes in economic activity levels).  In addition, some commodities are subject to limited pricing flexibility because of supply and demand factors, and others are subject to broad price fluctuations as a result of the volatility of prices for certain raw materials and the instability of supplies of other materials.

Actions of and changes in governments, and political and economic instability, in commodity-producing and -exporting countries may affect the production and marketing of commodities.  In addition, commodity-related industries throughout the world are subject to greater political, environmental, and other governmental regulation than many other industries.  Changes in government policies and the need for regulatory approvals may adversely affect the products and services of companies in the commodities industries.  For example, the exploration, development, and distribution of coal, oil, and gas in the U.S. are subject to significant federal and state regulation, which may affect rates of return on coal, oil, and gas and the kinds of services that the federal and state governments may offer to companies in those industries.  In addition, compliance with environmental and other safety regulations has caused many companies in commodity-related industries to incur production delays and significant costs.  Government regulation may also impede the development of new technologies.  The effect of future regulations affecting commodity-related industries cannot be predicted.

The Fund may invest in derivatives whose values are based on the value of a commodity, commodity index, or other readily-measurable economic variables dependent upon changes in the value of commodities or the commodities markets (“commodity-related derivatives”).  The value of commodity-related derivatives fluctuates based on changes in the values of the underlying commodity, commodity index, futures contract, or other economic variable to which they are related.  Additionally, economic leverage will increase the volatility of these instruments as they may increase or decrease in value more quickly than the underlying commodity or other relevant economic variable.

SAI-36

Illiquid Securities, Private Placements, Restricted Securities, and IPOs and Other Limited Opportunities

The Fund may invest in illiquid securities.  The Fund is subject, however, to limitations on the amount of illiquid securities it may hold during certain periods around a Repurchase Offer.  Under SEC rules, the Fund is required to maintain liquid assets equal to at least the Repurchase Offer amount (an amount for each Repurchase Offer that is set by the Trustees between 5 percent and 25 percent of the Fund’s Shares outstanding) from the time the Fund sends the quarterly notice to Shareholders until the applicable Valuation Date.  These liquid assets are required to consist of (a) assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or (b) assets that mature by the next Repurchase Payment Deadline. Also, under the rule, any senior security issued by the Fund or other indebtedness contracted by the Fund either is required to mature by the next Valuation Date or to provide for the redemption or call of such security or the repayment of such indebtedness by the Fund by the next Valuation Date, either in whole or in part, without penalty or premium, as necessary to permit the Fund to repurchase securities in such Repurchase Offer amount as the Trustees of the Fund determine in compliance with the asset coverage requirements under the 1940 Act.

 A Portfolio Adviser also may deem certain securities to be illiquid as a result of the Portfolio Adviser’s receipt from time to time of material, non-public information about an issuer, which may limit the Portfolio Adviser’s ability to trade such securities for the account of any of its clients, including the Fund.  In some instances, these trading restrictions could continue in effect for a substantial period of time.

Private Placements and Restricted Investments.  Illiquid securities include securities of private issuers, securities traded in unregulated or shallow markets, securities issued by entities deemed to be affiliates of the Fund, and securities that are purchased in private placements and are subject to legal or contractual restrictions on resale.  Because relatively few purchasers of these securities may exist, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition, the Fund may not be able to initiate a transaction or liquidate a position in such investments at a desirable price.  Disposing of illiquid securities may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible.

While private placements may offer attractive opportunities not otherwise available in the open market, the securities purchased are usually “restricted securities” or are “not readily marketable.” Restricted securities cannot be sold without being registered under the 1933 Act, unless they are sold pursuant to an exemption from registration (such as Rules 144 or 144A).  Securities that are not readily marketable are subject to other legal or contractual restrictions on resale.  The Fund may have to bear the expense of registering restricted securities for resale and the risk of substantial delay in effecting registration.  The Fund selling its securities in a registered offering may be deemed to be an “underwriter” for purposes of Section 11 of the 1933 Act.  In such event, the Fund may be liable to purchasers of the securities under Section 11 if the registration statement prepared by the issuer, or the prospectus forming a part of it, is materially inaccurate or misleading, although the Fund may have a due diligence defense.

At times, the inability to sell illiquid securities can make it more difficult to determine their fair value for purposes of computing the Fund’s net assets.  The judgment of the Portfolio Adviser or normally plays a greater role in valuing these securities than in valuing publicly traded securities.

IPOs and Other Limited Opportunities.  The Fund may purchase securities of companies that are offered pursuant to an initial public offering (“IPO”) or other similar limited opportunities.  Although companies can be any age or size at the time of their IPO, they are often smaller and have a limited operating history, which involves a greater potential for the value of their securities to be impaired following the IPO.  The price of a company’s securities may be highly unstable at the time of its IPO and for a period thereafter due to factors such as market psychology prevailing at the time of the IPO, the absence of a prior public market, the small number of shares available, and limited availability of investor information.  Securities purchased in IPOs have a tendency to fluctuate in value significantly shortly after the IPO relative to the price at which they were purchased.  These fluctuations could impact the net asset value and return earned on the Fund’s shares.  Shareholders in IPOs can be adversely affected by substantial dilution in the value of their shares, by sales of additional shares, and by concentration of control in existing management and principal shareholders.  In addition, all of the factors that affect the performance of an economy or equity markets may have a greater impact on the shares of IPO companies.  IPO securities tend to involve greater risk due, in part, to public perception and the lack of publicly available information and trading history.

SAI-37

Investments in Other Investment Companies, Exchange-Traded Funds and Business Development Companies

The Fund may invest in shares of other investment companies, including open-end funds, closed-end funds, and exchange-traded funds (“ETFs”), as well as business development companies (“BDCs”), that invest principally in securities, as well as in ETFs that invest principally in commodities.  In addition to acquisitions of securities in private funds managed by a Portfolio Adviser or one of its affiliates, the Fund may purchase the securities of another investment company, ETF or BDC to temporarily gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class.  The Fund may also purchase shares of another investment company, ETF or BDC to gain exposure to the securities or commodities in the investment company’s, ETF’s or BDC’s portfolio at times when the Fund may not be able to buy those securities or commodities directly.  Any investment by the Fund in another investment company, ETF or BDC would be consistent with the Fund’s objective and investment program.

The risks of owning another investment company, ETF or BDC are generally similar to the risks of investing directly in the securities or commodities in which that investment company, ETF or BDC invests.  However, an investment company, ETF or BDC may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance.  In addition, because some closed-end funds and ETFs trade on a secondary market, their shares may trade at a premium or discount to the actual net asset value of their portfolio securities and their shares may have greater volatility because of the potential lack of liquidity.

As a shareholder of an investment company, ETF or BDC, the Fund must pay its pro-rata share of that investment company’s, ETF’s or BDC’s fees and expenses.  The Fund’s investments in other investment companies, ETFs and BDCs that invest principally in securities are subject to limits that apply under the 1940 Act.

Short Sales

The Fund may seek to hedge investments or realize additional gains through short sales.  The Fund may make short sales “against the box,” meaning the Fund may make short sales where the Fund owns, or has the right to acquire at no added cost, securities or currencies identical to those sold short.  If the Fund makes a short sale against the box, the Fund will not immediately deliver the securities or currencies sold and will not immediately receive the proceeds from the sale.  Once the Fund closes out its short position by delivering the securities or currencies sold short, it will receive the proceeds of the sale.  The Fund will incur transaction costs, including interest, in connection with opening, maintaining, and closing short sales against the box.

The Fund may make short sales of securities or currencies it does not own (i.e., short sales that are not against the box), in anticipation of a decline in the market value of that security or currency.  To complete such a transaction, the Fund must borrow the security or currency (e.g., shares of an ETF) to make delivery to the buyer.  The Fund then is obligated to replace the security or currency borrowed by purchasing it at the market price at or prior to termination of the loan.  The price at such time may be more or less than the price at which the security or currency was sold by the Fund, and purchasing such security or currency to close out a short position can itself cause the price of the security or currency to rise further, thereby exacerbating any losses.  Until the security or currency is replaced, the Fund is required to repay the lender any dividends or interest that accrue during the period of the loan.  To borrow the security or currency, the Fund also may be required to pay a premium, which would increase the cost of the security or currency sold.  The net proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out.  The Fund also will incur transaction costs in effecting short sales that are not against the box.

SAI-38

The Fund will incur a loss as a result of a short sale if the price of the security or index or currency increases between the date of the short sale and the date on which the Fund replaces the borrowed security or currency.  The Fund will realize a gain if the price of the security or currency declines between those dates.  The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends or interest the Fund may be required to pay in connection with a short sale.  Short sales that are not against the box involve a form of investment leverage, and the amount of the Fund’s loss on such a short sale is theoretically unlimited.  Under adverse market conditions, the Fund may have difficulty purchasing securities or currencies to meet its short sale delivery obligations, and may have to sell portfolio securities or currencies to raise the capital necessary to meet its short sale obligations at a time when it would be unfavorable to do so.  If a request for return of borrowed securities and/or currencies occurs at a time when other short sellers of the securities and/or currencies are receiving similar requests, a “short squeeze” can occur, and the Fund may be compelled to replace borrowed securities and/or currencies previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received in originally selling the securities and/or currencies short.  In addition, the Fund may have difficulty purchasing securities and/or currencies to meet its delivery obligations in the case of less liquid securities and/or currencies sold short by the Fund such as certain emerging market country securities or securities of companies with smaller market capitalizations.  The Fund may also take short positions in securities through various derivative products.  These derivative products will typically expose the Fund to economic risks similar to those associated with shorting securities directly.

Noncash Income

Certain investments made by the Fund may give rise to taxable income in excess of the cash received by the Fund from those investments.  In order to make distributions of its income, it is possible that the Fund will dispose of certain of their investments, including when it is not otherwise advantageous to do so.  See “Taxes” below for further discussion of investments that may result in noncash income.

Lack of Correlation Risk; Hedging

There can be no assurance that the short positions that the Fund holds will act as an effective hedge against its long positions.  Any decrease in negative correlation or increase in positive correlation between the positions the Investment Manager or a Portfolio Adviser anticipated would be offsetting (such as short and long positions in securities or currencies held by the Fund) could result in significant losses for the Fund.

To the extent a Portfolio Adviser employs a hedging strategy for the Fund, the success of any such hedging strategy will depend, in part, upon the Portfolio Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments being hedged.

Legal and Regulatory Risk

Legal, tax and regulatory changes could occur during the term of the Fund that may adversely affect the Fund.  New (or revised) laws or regulations may be imposed by the CFTC, the SEC, the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund.  The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.  In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements.  The CFTC, the SEC, the Federal Deposit Insurance Corporation, other regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies.

SAI-39

Lack of Operating History

As of the date of this SAI, each of the Fund and the Investment Manager has a short operating history.  Therefore, there is limited operating history to evaluate the Fund’s or the Investment Manager’s performance.  A Shareholder in the Fund must rely upon the ability of the Investment Manager in identifying and implementing investments for the Fund.  There can be no assurance that such personnel will be successful in identifying and implementing investment opportunities for the Fund.

MANAGEMENT

Trustees’ Oversight Role in Management

The Trustees provide broad oversight over the operations and affairs of the Fund and have overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct, and operation of the Fund’s business.  The Trustees exercise the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by a board of directors of a registered investment company organized as a corporation.

The Trustees are not required to contribute to the capital of the Fund or to hold shares of the Fund.  All of the Trustees are persons who are not “interested persons” (as defined in the 1940 Act) of the Fund (collectively, the “Independent Trustees”).  The Independent Trustees perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

Composition and Fund Leadership Structure

The identity of the Trustees and officers of the Fund and brief biographical information regarding each Trustee and officer during the past five years is set forth below.  Unless otherwise noted, the business address of each officer and Trustee is c/o Little Harbor Advisors, LLC, 30 Doaks Lane, Marblehead, Massachusetts 01945.  None of the Trustees are deemed to be an “interested person” of the Fund, as defined in the 1940 Act.

Name (Year of Birth)	Position(s) Held with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolio Accounts in Fund Complex Overseen by Trustee(2)	Other Trusteeships Held by Trustee
Brian M. Barefoot (1943)	Trustee	Since inception	Consultant (2009-present)	1	Director, Cyonsure, Inc.
David J. Losito (1958)	Trustee	Since inception	Managing Director, Cappello Group, Inc. (2014-present); Managing Director, Cappello Capital Corp. (2011-2014); Managing Director, Jefferies & Company (1992-1999 and 2001-2010)	1	N/A
Joseph M. Lyons (1960)	Trustee	Since inception	Co-Founder, Boston Boot Company, LLC (2013-present); Private Investor (2011-2013); Managing Director, RBC Asset Management (2009-2011)	1	N/A

(1)	Term of office of each Trustee is indefinite. Any Trustee may be removed from office in accordance with the Declaration of Trust.

(2)	The “Fund Complex” currently consists solely of the Fund.

SAI-40

Name (Year of Birth)	Position(s) Held with the Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years
John J. Hassett (1952)	President (principal executive officer)	Since inception	Independent adviser fulfilling role of President of the Investment Manager (2012 to present); Managing Principal of Tuckerbrook Alternative Investments, LP and independent consultant (2008-2012).
M.C. Moses Grader (1961)	Vice President	Since June 2014
Independent adviser fulfilling role of Chief Operating Officer of the Investment Manager (2012 to present); Initial sole trustee of the Fund (2013 to 2014); Chief Operating Officer of Tuckerbrook Alternative Investments, LP and independent consultant  (2008-2012).

David P. Hausler (1969)	Treasurer (principal financial and accounting officer)	Since inception
Independent adviser fulfilling role of Chief Accounting Officer and Controller of the Investment Manager (2013 to present); Director of Finance at SCS Financial (2012-2013); Chief Financial Officer & Chief Compliance Officer, Tuckerbrook Alternative Investment, LP (2008-2012).

Randall J. Carrigan (1962)	Chief Compliance Officer, Secretary	Since inception	Independent adviser fulfilling role of Chief Legal Officer and Chief Compliance Officer of the Investment Manager (2012 to present); Attorney, private practice (2008-2012).

(1)	Term of office of each Officer is indefinite.

SAI-41

For each Trustee, the following table discloses the dollar range of equity securities beneficially owned by the Trustee in the Fund, and, on an aggregate basis, in any registered investment companies overseen by the Trustee within the Fund Complex as of December 31, 2014:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds Overseen by Trustee in Fund Complex
Brian M. Barefoot	None	None
David J. Losito, Jr.	None	None
Joseph M. Lyons	None	None

For Independent Trustees and their immediate family members, the following table provides information regarding each class of securities owned beneficially in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of December 31, 2014:

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
Brian M. Barefoot	N/A
David J. Losito, Jr.	N/A
Joseph Lyons	N/A

Compensation of Trustees and Officers

The Fund pays no compensation to any of its officers.  All Fund officers are compensated by the Investment Manager.  The Fund has agreed to reimburse the Investment Manager a percentage of the salary, bonuses and costs of the benefits received by the Fund’s Chief Compliance Officer, who also serves as the Chief Compliance Officer of the Investment Manager.

The Independent Trustees are each paid by the Fund an annual retainer for their services to the Fund. The annual retainer amount varies depending on the aggregate assets of the Fund, with each Trustee receiving $5,000 per year until the Fund’s net assets are $150,000,000, $20,000 per year if the Fund’s net assets are at least $150,000,000 but less than $300,000,000, and $35,000 per year if the Fund’s net assets are at least $300,000,000. The annual retainer is paid in four quarterly installments based on the Fund’s net assets as of the last day of such fiscal quarter.  Additionally, the Trustees are reimbursed by the Fund for their travel expenses related to their attendance at Trustees’ meetings.  The Trustees do not receive any pension or retirement benefits from the Fund.  The following table sets forth information covering the total compensation paid by the Fund during its fiscal year ending March 31, 2015 to the persons who served as Trustees of the Fund during such period:

Trustee	Aggregate Compensation From Fund	Total Compensation From Fund and Fund Complex*
Brian M. Barefoot	$5,000	$5,000
David J. Losito, Jr.	$5,000	$5,000
Joseph M. Lyons	$5,000	$5,000

*	The Fund currently is the only investment company in the Fund Complex.

SAI-42

Trustee Qualifications

Information About Each Trustee’s Experience, Attributes, Skills, or Qualifications for Serving as a Trustee

The Trustees have considered the following factors, among others, in concluding that each Trustee possess the requisite experience, qualifications, attributes and/or skills to serve as a Trustee of the Fund: his character and integrity; his professional experience; his willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Trustee; and his status as not being an “interested person” (as defined in the 1940 Act) of the Fund.  The Trustees believe that their ability to review, critically evaluate, question and discuss information provided to them, to interact effectively with the Investment Manager, other service providers, counsel and independent auditors, and to exercise effective business judgment in the performance of their duties, support its conclusion.  In addition, the Trustees have considered the following particular attributes as to the various individual Trustees:

Mr. Barefoot’s business, finance and investment banking expertise, as well as his experience in the financial services industry and as an executive officer and board member, including as a member of the audit committee, of various businesses and non-profit entities make him well qualified to serve as a Trustee.

Mr. Losito’s business, investment banking and accounting expertise, as well as his experience as a managing director and/or board member of various businesses and other organizations make him well qualified to serve as a Trustee.

Mr. Lyon’s finance, management and investment research experience, and his experience as an executive officer, investment committee member and/or board member of various funds and investment management companies make him well qualified to serve as a Trustee.

References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out of the Trustees or any Trustee as having any special expertise or experience, and do not impose any greater responsibility or liability on any such person or on the Trustees collectively by reason thereof.

Leadership Structure and Risk Oversight

The Trustees are responsible for the general oversight of the Fund’s affairs and for ensuring that the Fund is managed in the best interests of its Shareholders.  The Trustees will regularly review the Fund’s investment performance as well as the quality of services provided to the Fund and its Shareholders by the Investment Manager, the Portfolio Advisers, and their affiliates, as well as by the Fund’s other service providers.  Beginning in 2016, and at least annually thereafter, the Trustees will review and evaluate the fees and operating expenses paid by the Fund for these services and negotiate changes that it deems appropriate.  In carrying out these responsibilities, the Trustees will be assisted by the Fund’s auditors, independent counsel to the Independent Trustees, and other persons as appropriate, who are selected by and responsible to the Trustees.  In addition, the Fund’s Chief Compliance Officer reports directly to the Trustees.

Currently, all of the Trustees are Independent Trustees.  The Independent Trustees must vote separately to approve all financial arrangements and other agreements with the Investment Manager, each Portfolio Adviser, and other affiliated parties.  The role of the Independent Trustees has been characterized as that of a “watchdog” charged with oversight of protecting Shareholders’ interests against overreaching and abuse by those who are in a position to control or influence a fund.  The Independent Trustees will meet regularly as a group in executive session without representatives of the Investment Manager present. Given the small number of Trustees, the Trustees have determined not to elect a Chairman at this time.

SAI-43

Taking into account the number and complexity of the Portfolio Advisers overseen by the Trustees, the Trustees have determined that the efficient conduct of its affairs makes it desirable to delegate responsibility for certain specific matters to committees of the Trustees.  As of the date of this SAI, the Trustees have established one standing committee – the Audit Committee – which assists the Trustees with oversight of accounting and financial reporting matters, among other things, described in more detail below.  The Audit Committee may utilize the resources of the Fund’s counsel and auditors as well as other persons.  The Audit Committee meets from time to time, either in conjunction with regular meetings of the Trustees or otherwise.  The membership and chair of the Audit Committee consists exclusively of Independent Trustees.

The Trustees have determined that this committee structure also allows the Trustees to focus more effectively on the oversight of risk as part of its broader oversight of the Fund’s affairs.  While risk management is primarily the responsibility of the Investment Manager, the Trustees will regularly receive reports, including reports from the Investment Manager and the Fund’s Chief Compliance Officer, regarding investment risks, compliance risks, and certain other risks applicable to the Fund.  The Trustees’ committee structure allows the Trustees and the Audit Committee to focus on different aspects of these risks within the scope of their authority and their potential impact on some or all of the funds, and to discuss with the Investment Manager the ways in which the Investment Manager monitors and controls such risks.

The Trustees recognize that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary for the Fund to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, that reports received by the Trustees with respect to risk management matters typically will be summaries of the relevant information, and that the processes, procedures and controls employed to address risks may be limited in their effectiveness.  As a result of the foregoing and other factors, risk management oversight by the Trustees and by the committees is subject to substantial limitations.

Standing Committee

The Trustees have the authority to establish committees, which may exercise the power and authority of the Trustees to the extent the Trustees determine.  The committees assist the Trustees in performing their functions under the Fund’s Agreement and Declaration of Trust, the 1940 Act and Delaware law.  The Trustees currently have established one standing committee, the Audit Committee.

Audit Committee

The Audit Committee of the Fund, which consists of all of the Independent Trustees, provides oversight with respect to the accounting and financial reporting policies and practices of the Fund, among other things, considers the selection of an independent registered public accounting firm for the Fund and the scope of the audit, and approves all services proposed to be performed by the independent registered public accounting firm on behalf of the Fund and, under certain circumstances, the Investment Manager and certain affiliates.  Joseph Lyons serves as the chair of the Audit Committee.  The Audit Committee has determined that Joseph Lyons is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Audit Committee met two times during the last fiscal year.

Other Accounts Managed by Portfolio Advisers (as of March 31, 2015)

The table below identifies, for each named portfolio manager of the Investment Manager and each Portfolio Adviser of the Fund (each, a “Fund Portfolio Manager”), the number of accounts (other than the fund with respect to which information is provided) for which the Fund Portfolio Manager has day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment funds and other accounts.  For each category, the number of accounts and total assets in the accounts where fees are based on performance are also indicated.

SAI-44

Fund Portfolio Manager	Type of Account	Number of Accounts Managed	Total Assets Managed (in thousands)	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based (in thousands)	Beneficial Ownership of Equity Securities in the Fund
Little Harbor Advisors, LLC
Moses C. Grader	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	0	$0	0	$0
	Other Accounts	0	$0	0	$0

John J. Hassett	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	0	$0	0	$0
	Other Accounts	0	$0	0	$0

Jeffrey C. Landle	Registered Investment Companies	0	$0	0	$0	$100,000-$500,000
	Other Pooled Investment Vehicles	0	$0	0	$0
	Other Accounts	0	$0	0	$0

Argonaut Management, L.P.
David E. Gerstenhaber	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	3	$107,000	3	$42,000
	Other Accounts	1	$9.000	1	$9,000

Buckingham Capital Management, Inc.
Laurence C. Leeds	Registered Investment Companies	0	$0	0	$0	$100,000-$500,000
	Other Pooled Investment Vehicles	3	$509.000	3	$509.000
	Other Accounts	0	$0	0	$0

Daniel R. Schwarzwalder	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	3	$509,000	3	$509,000
	Other Accounts	0	$0	0	$0

Corsair Capital Management, L.P.
Jay R. Petschek	Registered Investment Companies	1	$10,471	1	$10,471	None
	Other Pooled Investment Vehicles	6	$1,290,004	6	$1,290.004
	Other Accounts	2	$150,598	2	$150,598

SAI-45

Steven Major	Registered Investment Companies	1	$10,471	1	$10,471	None
	Other Pooled Investment Vehicles	6	$1,290,004	6	$1,290.004
	Other Accounts	2	$150,598	2	$150,598

Eclipse Capital Management, Inc.
Francis S. Olszweski	Registered Investment Companies	1	$31,000	0	$0	None
	Other Pooled Investment Vehicles	2	$146,300	2	$146,300
	Other Accounts	6	$38,800	4	$28,600

Hadron Capital, LLP
Marco D’Attanasio	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	3	$204,448	3	$204,448
	Other Accounts	0	$0	0	$0

Massimiliano Ciuchini	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	3	$100,714	3	$100,714
	Other Accounts	0	$0	0	$0

Giuseppe Di Cecio	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	3	$74,116	3	$74,116
	Other Accounts	0	$0	0	$0

New Generation Advisors, LLC
George Putnam III	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	5	$1,207,239	5	$1,207,239
	Other Accounts	0	$0	0	$0

Carl E. Owens	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	5	$1,207,239	5	$1,207,239
	Other Accounts	0	$0	0	$0

F. Baily Dent III	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	5	$1,207,239	5	$1,207,239
	Other Accounts	0	$0	0	$0

SAI-46

Johan D. Goedkoop	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	5	$1,207,239	5	$1,207,239
	Other Accounts	0	$0	0	$0

Michael S. Weiner	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	5	$1,207,239	5	$1,207,239
	Other Accounts	0	$0	0	$0

Mark C. Kootz	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	5	$1,207,239	5	$1,207,239
	Other Accounts	0	$0	0	$0

Paskewitz Asset Management, LLC
Bradford H. Paskewitz	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	0	$0	0	$0
	Other Accounts	27	$205,000	27	$205,000

Revolution Capital Management, LLC
Michael D. Mundt	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	1	$7,000	1	$7,000
	Other Accounts	25	$490,000	23	$469,000

Theodore R. Olson	Registered Investment Companies	0	$0	0	$0
	Other Pooled Investment Vehicles	1	$7,000	1	$7,000
	Other Accounts	25	$490,000	23	$469,000

Zadig Gestion (Luxembourg) S.A.
Laurent M.G. Saglio	Registered Investment Companies	0	$0	0	$0	None
	Other Pooled Investment Vehicles	0	$0	0	$0
	Other Accounts	4	$841,000	4	$841,000

Compensation of Fund Portfolio Managers

The compensation of each of the members of the Investment Manager’s Investment Committee (currently comprising Messrs. Grader, Hassett and Landle) is composed primarily of a fixed salary and/or a discretionary bonus paid by the Investment Manager. The amount of the Investment Committee member’s discretionary bonus is determined by the president of the Investment Manager. In general, the amount of the bonus will be based on a combination of factors, none of which is necessarily weighted more than any other factor. These factors may include: the overall performance of the Investment Manager; the overall performance of the Fund; the profitability to the Investment Manager derived from the management of the Fund and the other accounts managed by the Investment Manager; the absolute performance of the Fund and such other accounts for the preceding year; contributions by the member of the Investment Committee in assisting with managing the assets of the Investment Manager; and execution of managerial responsibilities, client interactions and support of colleagues. The bonus is not based on a precise formula, benchmark or other metric.

SAI-47

The compensation of each of the portfolio managers responsible for the day-to-day management of a Portfolio Account will be determined and paid by the Portfolio Adviser managing such Portfolio Account. A summary of the compensation policies of each Portfolio Adviser is set forth below.

Argonaut Management, L.P. -- Argonaut’s employees are paid an annual salary and are eligible for a discretionary bonus at the end of the calendar year, based on the profitability of the firm.

Buckingham Capital Management, Inc. -- The staff of BCM is compensated through salary and an annual bonus. Fund Portfolio Managers employed by BCM may also receive a discretionary allocation of the performance fees earned by BCM.

Corsair Capital Management, L.P. -- All employees of Corsair are eligible to receive bonuses based on the aggregate management and incentive fees paid to Corsair or to the general partner of the particular private collective investment fund. Corsair only has two portfolio managers, who are also the owners of the management company and general partner of the private collective funds managed by Corsair. The management company collects the management fee and the general partner of the particular fund collects the applicable incentive fee.

Eclipse Capital Management, Inc. -- Personnel who provide portfolio management are compensated similarly to other officers/directors of Eclipse. All are paid a base salary and participate in a management profit-sharing plan, which is based on the profitability of Eclipse as a whole and not to any one trade, account or trading program. Additionally, all employees participate in Eclipse’s SEP IRA Plan each year in which Eclipse elects to make a contribution.

Hadron Capital LLP – Hadron’s portfolio managers responsible for the Portfolio Account are paid using a combination of salary and discretionary bonus. The bonus element for each portfolio manager is determined using the return on the investments in the portfolios managed by the portfolio manager, as well as performance fees generated by those portfolios.

New Generation Advisors, LLC -- Nine of the fourteen employees of New Generation, including all investment professionals and senior back-office personnel, have an equity stake in New Generation. Compensation and bonuses depend on the overall profitability New Generation. No employee’s compensation is tied to a particular private collective investment fund or managed account of New Generation.

Paskewitz Asset Management, LLC -- Bradford Paskewitz is the firm’s portfolio manager and is the firm’s owner. As such, Mr. Paskewitz is in control of the compensation paid to the firm’s employees and he believes that the compensation and other incentives provided are adequate to retain high-caliber professionals. As the sole owner of the firm, Mr. Paskewitz is incentivized to make the firm successful and profitable.

Revolution Capital Management LLC – The staff of Revolution is compensated through salary and annual bonus. Employee’s compensation is based on the revenues of Revolution.

Zadig Gestion (Luxembourg) S.A. – Zadig’s portfolio manager is responsible for the Portfolio Account and is not paid a salary. Rather, the portfolio manager is paid through a discretionary bonus, which is an annual dividend determined by the Board of Directors of Zadig and approved by Zadig’s shareholders. The bonus element for the portfolio manager is determined based on the overall success of Zadig.

SAI-48

CODES OF ETHICS

The Fund, the Investment Manager and the Portfolio Advisers have each adopted a code of ethics (collectively, the “Codes of Ethics”) pursuant to the requirements of the 1940 Act. These Codes of Ethics permit personnel subject to the Codes of Ethics to invest in securities, including securities that may be purchased or held by the Fund, subject to a number of restrictions and controls.

Each of these Codes of Ethics is included as an exhibit to the Fund’s registration statement filed with the SEC and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. These Codes of Ethics are also available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person is one who owns, either directly or indirectly, more than 25 percent of the voting securities of a company or acknowledges the existence of control. As of June 30, 2015, no Shareholder, either directly, or indirectly, is deemed to control the Fund because no Shareholder had voting authority with respect to more than 25 percent of the value of the outstanding Shares of the Fund on such date.

As of June 30, 2015, the Trustees and officers as a group owned 4.13 percent of the outstanding Shares of the Fund.

As of June 30, 2015, the following persons were Shareholders of record of at least 5 percent of the outstanding Shares of the Fund:
Name and Address	Percentage of Outstanding Shares Owned
Lisa Lincoln 663 Shotwell St San Francisco, CA 94110	9.47%
McKinney-Geib Foundation 3758 Kasey Lane Buford, GA 30519	6.83%
Kerstan Lincoln Ruffer Revocable Trust 13 Abelard Street Lake Oswego, OR 97035	6.76%
Edward Pike Noyes Non-Ex Trust PO Box 40 Marblehead, MA 01945	5.50%

SAI-49

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Investment Manager

As described in the Prospectus, the Investment Manager is the investment manager of the Fund and as such, has responsibility for the management of the Fund’s affairs, under the supervision of the Trustees. As of March 31, 2015, the Investment Manager had approximately $7.3 million dollars of assets under management.

The Investment Manager is entitled to the Management Fee, which is equal to an annual rate of 2.00 percent of the Fund’s net assets, and the Incentive Fee, which is calculated based on the performance of the Fund as a whole, and not separately for each Portfolio Account, and for each quarter equals 20 percent of the Fund’s Pre-Incentive Fee Net Profits for that quarter. No Incentive Fee will be payable, however, for any quarter unless all Pre-Incentive Fee Net Losses from prior quarters have been recovered in full by the Fund, occasionally referred to as a “high water mark” calculation. The Pre-Incentive Fee Net Losses, if any, to be recovered before payment of any Incentive Fees will be reduced proportionately in the event of withdrawals by Shareholders. There is no guarantee that the Fund will have any Pre-Incentive Fee Net Profits in any fiscal quarter. Payment of an Incentive Fee for a quarter will not be reversed by the subsequent decline of the Fund’s assets in any subsequent quarter. The Incentive Fee is paid directly to the Investment Manager by the Fund.

The Investment Manager has contractually agreed, through March 31, 2016, to waive some or all of the fees that it receives from the Fund and/or reimburse the Fund for some or all of the expenses incurred by the Fund if the Fund Administration Expenses exceed an annual rate of 0.45 percent of the Fund’s net assets.

In addition, the Investment Manager has undertaken to pay or reimburse the Fund for Organizational and Offering Costs.

The Fund has agreed to repay the Investment Manager, provided that: (a) reimbursement for Fund Administration Expenses and Organizational and Offering costs will be made only if payable not more than three years from the date the Fund commences investment operations; and (b) reimbursement will only be made to the extent that Fund Administration Expenses are less than the annual rate of 0.45 percent of the Fund’s net assets.

During the fiscal period ended March 31, 2015, the Fund paid the Investment Manager a Management Fee equal to $13,068 and an Incentive Fee equal to $12,581. During that period, the Investment Manager waived fees in the aggregate amount of $10,500 and reimbursed Fund expenses in the aggregate amount of $12,076.

Portfolio Advisers

Each Portfolio Adviser is paid a portion of the Management Fee and Incentive Fee received by the Investment Manager based on a percentage of Fund assets allocated to the Portfolio Account managed by such Portfolio Adviser. In the aggregate, the Investment Manager pays the Portfolio Advisers 70 percent of the Management Fee and Incentive Fee received by the Investment Manager, apportioned among the Portfolio Advisers based on the percentage of Fund assets allocated to the Portfolio Account managed by such Portfolio Adviser. The amount paid to the Portfolio Advisers in the aggregate, and to each Portfolio Adviser individually, will vary for each period based on the overall assets of the Fund and the assets allocated to the Portfolio Account managed by the Portfolio Adviser. The Incentive Fee paid to a Portfolio Adviser will be based on the performance of the Fund and not on the performance of the Portfolio Account managed by the Portfolio Adviser.

SAI-50

During the fiscal period ended March 31, 2015, the Investment Manager paid each of the Portfolio Advisers as follows:

Portfolio Adviser*	Portion of Management Fee paid to Portfolio Adviser	Portion of Incentive Fee paid to Portfolio Adviser	Total Amount of Portion of Management Fee and Incentive Fee paid to Portfolio Adviser
Argonaut Management, L.P.	$505	$0	$505
Buckingham Capital Management, Inc.	$501	$0	$501
Corsair Capital Management, L.P.	$505	$0	$505
Eclipse Capital Management, Inc.	$496	$0	$496
Hadron Capital, LLP	$0	$0	$0
New Generation Advisors, LLC	$0	$0	$0
Paskewitz Asset Management, LLC	$393	$0	$393
Revolution Capital Management, LLC	$393	$0	$393
Zadig Gestion (Luxembourg) S.A.	$0	$0	$0

*
During the fiscal year ended March 31, 2015, the Fund had appointed, but did not allocate any of its assets to, the following Portfolio Advisers: Calypso Capital Management, LP and Royal Capital Management, LLC. Neither firm is currently a Portfolio Adviser. In addition, the Fund did not allocate any of its assets to New Generation Advisors, LLC during the fiscal year ended March 31, 2015.

The Fund Administrator, Transfer Agent and Automatic Dividend Reinvestment Plan Administrator

UMB Fund Services, Inc. (“UMB Fund Services”), located at 235 W. Galena Street, Milwaukee, Wisconsin 53212, serves as the Fund’s administrator and transfer agent, and as administrator of the Fund’s Automatic Dividend Reinvestment Plan pursuant to an administration, fund accounting, transfer agent and recordkeeping agreement (the “Administration/Transfer Agent Agreement”). UMB Fund Services furnishes at its own expense the executive, supervisory and clerical personnel necessary to perform its obligations under the Administration/Transfer Agent Agreement. The UMB Fund Services is not required to pay the compensation of any employee of the Fund retained by the Trustees to perform services on behalf of the Fund. See the section entitled “Management of the Fund—Other Service Providers to the Fund—Fund Administrator” in the Prospectus.

UMB Fund Services receives the following fees: for accounting services, $15,016; for transfer agent services, $5,806. For the fiscal period ended March 31, 2015, the Fund paid UMB Fund Services the aggregate amount of $20,822.

SAI-51

Custodian and Escrow Agent

UMB Bank, N.A. (the “Custodian”), located at 928 Grand Blvd., Kansas City, Missouri, 64106, serves as the custodian of the Fund’s assets pursuant to a Custodian Services Agreement between the Fund and the Custodian. The Custodian also will serve as escrow agent with respect to subscription proceeds received from potential shareholders to be used to purchase Shares, and proceeds received from the Fund to pay for tendered Shares. See the section entitled “Management of the Fund—Other Service Providers to the Fund—Custodian” in the Prospectus.

Independent Registered Public Accounting Firm

The Fund’s independent registered public accounting firm is McGladrey LLP, located at 80 City Square, Boston, Massachusetts, 02129. McGladrey conducts an annual audit of the Fund’s financial statements and reviews the Fund’s federal and state income tax returns.

Legal Counsel

Nutter, McClennen & Fish LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts 02210, serves as counsel to the Fund and the Investment Manager.

PROXY VOTING POLICIES AND PROCEDURES

The Fund has delegated proxy voting responsibilities to the Investment Manager, subject to the Trustees’ general oversight. The Investment Manager has further delegated proxy voting responsibilities to each Portfolio Adviser, but only with respect to those securities held in the Portfolio Account managed by the Portfolio Adviser. The proxy voting policies and procedures of the Investment Manager and the Portfolio Adviser are attached as Appendices A.1 through A.10. Information regarding how the Fund voted proxies relating to portfolio securities during the 12-month period ended June 30, 2015 will be available (a) without charge, upon request, by calling (844) 454-2672 and (b) on the SEC’s website at http://www.sec.gov.

BROKERAGE ALLOCATION AND OTHER PRACTICES

The Fund will bear any commissions or spreads in connection with its portfolio transactions. In placing orders, it is the policy of the Investment Manager and the Portfolio Advisers to obtain the best results, taking into account the broker-dealer’s general execution and operational facilities, the type of transaction involved, and other factors such as the broker-dealer’s risk in positioning the securities involved. While the Investment Manager and each Portfolio Adviser generally seek reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. In assessing the best overall terms available for any transaction, the Investment Manager and each Portfolio Adviser consider factors deemed relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis.

In evaluating the best overall terms available, and in selecting the broker-dealer to execute a particular transaction, the Investment Manager and each Portfolio Adviser may also consider the brokerage and research services provided (as those terms are defined in Section 28(e) of the Exchange Act). Consistent with any guidelines established by the Trustees, and Section 28(e) of the Exchange Act, the Investment Manager and each Portfolio Adviser is authorized to pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for the Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the Investment Manager or the Portfolio Adviser, as the case may be, determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of that particular transaction or in terms of the overall responsibilities of the Investment Manager and/or the Portfolio Adviser to its discretionary clients, including the Fund. In addition, the Investment Manager and each Portfolio Adviser is authorized to allocate purchase and sale orders for securities to brokers or dealers (including brokers and dealers that are affiliated with the Investment Manager or the Portfolio Advisers or the Fund’s principal underwriter) and to take into account the sale of shares of the Fund if the Investment Manager or the Portfolio Adviser believes that the quality of the transaction and the commission are comparable to what they would be with other qualified firms.

SAI-52

During the fiscal period ended March 31, 2015, the Fund did not pay any brokerage commissions to any broker that at the time was an affiliated person of the Fund, an affiliated person of an affiliated person of the Fund, or has an affiliated person that is an affiliated person of the Fund.

Investment Funds

Collective investment funds in which the Fund invests incur transaction expenses in the management of their portfolios, which will decrease the value of the Fund’s investment in the collective investment funds. In view of the fact that the investment program of certain of the collective investment funds may include trading as well as investments, short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the collective investment funds may be substantially greater than the turnover rates of other types of investment funds. In addition, the order execution practices of the collective investment funds may not be transparent to the Fund. Each collective investment fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Investment Manager will have no direct or indirect control over the brokerage or portfolio trading policies employed by the collective investment funds. The Investment Manager expects that each collective investment fund will generally select broker-dealers to effect transactions on the collective investment fund’s behalf substantially in the manner set forth above.

TAXES

The following discussion of certain significant U.S. federal income tax consequences of investment in the Fund is based on the Code, U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal tax considerations generally applicable to investments in the Fund. There may be other tax considerations applicable to particular Shareholders. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of foreign, state and local tax laws.

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.

Taxation of the Fund

Qualification for and Treatment as a Regulated Investment Company

The Fund intends to (a) elect to be treated as a RIC under subchapter M of the Code and each year to qualify and to be eligible to be treated as such, and (b) qualify for the special tax treatment accorded RICs and their shareholders. If the Fund qualifies as a RIC and is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on income distributed in a timely manner to its Shareholders in the form of dividends, including capital gain dividends (as defined below).

SAI-53

Qualification as a RIC; Income and Diversification Tests

In order to qualify as a RIC, the Fund must, among other things: (a) derive at least 90 percent of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below) (the “Income Test”); and (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50 percent of the market value of the Fund’s total assets consists of cash and cash items, U.S. government securities, securities of other RICs, and other securities limited in respect of any one issuer to a value not greater than 5 percent of the value of the Fund’s total assets and not more than 10 percent of the outstanding voting securities of such issuer, and (ii) not more than 25 percent of the value of the Fund’s total assets is invested (x) in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below) (the “Diversification Test”).

In general, for purposes of the Income Test, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized directly by the RIC. However, 100 percent of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90 percent of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for federal income tax purposes because they meet the passive income requirement under Code Section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the Diversification Test, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.

Special Tax Treatment Accorded RICS; Distribution Test

In order to qualify for the special tax treatment accorded RICs and their shareholders, in addition to qualifying as a RIC, the Fund must distribute with respect to each taxable year at least 90 percent of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt income, for such year (the “Distribution Test”).

The Fund intends to distribute at least annually to its Shareholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any) and its net capital gain. Any taxable income, including any net capital gain, retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its Shareholders who would then, in turn, be (a) required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (b) entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a Shareholder of the Fund would be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the Shareholder’s gross income under clause (a) of the preceding sentence and the tax deemed paid by the Shareholder under clause (b) of the preceding sentence. The Fund is not required to, and there can be no assurance the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

SAI-54

In determining its net capital gain, including in connection with determining the amount available to support a capital gain dividend (as defined below), its taxable income, and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as the greatest of net capital loss, net long-term capital loss, or net short-term capital loss, in each case attributable to the portion of the taxable year after October 31) or late-year ordinary loss (generally, (a) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, plus (b) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

Curing Failures to Meet Income, Diversification or Distribution Test

If the Fund were to fail to meet the Income, Diversification or Distribution Tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax or interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to Shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate Shareholders and may be eligible to be treated as “qualified dividend income” in the case of Shareholders taxed as individuals, provided, in both cases, the Shareholder meets certain holding period and other requirements in respect of the Fund’s shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.

Excise Tax

If the Fund were to fail to distribute in a calendar year at least an amount generally equal to the sum of 98 percent of its ordinary income for such year and 98.2 percent of its capital gain net income for the one-year period ending October 31 of such year, plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4 percent excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange or other taxable disposition of property that would otherwise be taken into account after October 31 of a calendar year generally are treated as arising on January 1 of the following calendar year. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid the imposition of the 4 percent excise tax, although there can be no assurance that it will be able to do so.

Capital Loss Carryforwards

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, a RIC may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Distributions from capital gains are generally made after applying any available capital loss carryforwards. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether a RIC retains or distributes such gains. A RIC may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply long-term capital loss carryforwards first against long–term capital gains, and short-term capital loss carry forwards first against short-term capital gains. The Fund’s available capital loss carryforwards, if any, will be set forth in its annual Shareholder report for each fiscal year.

SAI-55

Taxation of Shareholders

Distributions by the Fund

For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned the investments that generated them, rather than how long a Shareholder has owned his or her shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Distributions of net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends (“capital gain dividends”) will be taxable to Shareholders as long-term capital gains. Distributions from capital gains are generally made after applying any available capital loss carryovers.

As required by federal law, detailed federal tax information with respect to each calendar year will be furnished to each Shareholder early in the succeeding year.

The Fund does not expect to make distributions that would be treated as a return of capital. However, if the Fund makes a distribution to a Shareholder in excess of the Fund’s current and accumulated earnings and profits in any taxable year, the excess distribution will be treated as a return of capital to the extent of such Shareholder’s tax basis in its shares, and thereafter as capital gain. A return of capital distribution is a return of a Shareholder’s original investment, and while such distribution is not taxable, it reduces a Shareholder’s tax basis in its shares, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Shares, even if such Shares are sold at a loss to the Shareholder’s original investment.

Distributions are taxable as described herein whether Shareholders receive them in cash or reinvest them in additional shares. A Shareholder whose distributions are reinvested in shares under the Automatic Dividend Reinvestment Plan generally will be treated as having received a dividend equal to either (a) if the shares are trading below net asset value, the amount of cash allocated to the Shareholder for the purchase of shares on its behalf in the open market, or (b) if shares are trading at or above net asset value, generally the fair market value of the new shares issued to the Shareholder. If the Fund pays dividends pursuant to a Cash-or-Shares Election (as defined in the Prospectus), a Shareholder will be treated as having received a dividend equal to the full amount of the distribution, including the portion payable in shares. See “Principal Risk Factors—Tax Risks of Investing in the Fund” in the Prospectus for further discussion.

A dividend paid to Shareholders in January generally is deemed to have been paid by the Fund on December 31 of the preceding year, if the dividend was declared and payable to Shareholders of record on a date in October, November or December of that preceding year.

Distributions on the Fund’s shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such distributions may economically represent a return of a particular Shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the Fund’s net asset value reflects either unrealized gains, or realized but undistributed income or gains, that were therefore included in the price the Shareholder paid. Such distributions may reduce the fair market value of the Fund’s shares below the Shareholder’s cost basis in those shares. As described above, the Fund is required to distribute realized income and gains regardless of whether the Fund’s net asset value also reflects unrealized losses.

SAI-56

Qualified Dividend Income

In order for some portion of the dividends received by a Fund Shareholder to be “qualified dividend income” that is eligible for taxation at long-term capital gain rates, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the Shareholder must meet holding period and other requirements with respect to the Fund’s shares. A dividend will not be treated as qualified dividend income (at either the Fund or Shareholder level) (a) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (b) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (c) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (d) if the dividend is received from a foreign corporation that is (i) not eligible for the benefits of a comprehensive income tax treaty with the U.S. (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the U.S.) or (ii) treated as a passive foreign investment company.

In general, distributions of investment income reported by the Fund as derived from qualified dividend income will be treated as qualified dividend income in the hands of a Shareholder taxed as an individual, provided the Shareholder meets the holding period and other requirements described above with respect to the Fund’s shares.

If the aggregate qualified dividends received by the Fund during a taxable year are 95 percent or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100 percent of the Fund’s dividends (other than dividends properly reported as capital gain dividends) will be eligible to be treated as qualified dividend income.

Dividends Received Deduction

In general, dividends of net investment income received by corporate Shareholders of the Fund will qualify for the 70 percent dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a dividend eligible for the dividends-received deduction (a) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock) or (b) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends received deduction may otherwise be disallowed or reduced (x) if the corporate Shareholder fails to satisfy the foregoing requirements with respect to its shares of the Fund or (y) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)).

Any distribution of income that is attributable to (a) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (b) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual Shareholders and will not be eligible for the dividends-received deduction for corporate Shareholders.

SAI-57

Special Rules for Debt Obligations

Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) that are acquired by the Fund will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the OID is treated as interest income and is included in the Fund’s income (and required to be distributed by the Fund) over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. In addition, payment-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Alternatively, the Fund or, if applicable, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

Some debt obligations with a fixed maturity date of one year or less from the date of issuance that are acquired by the Fund may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

If the Fund holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or, if necessary, by disposition of portfolio securities including at a time when it may not be advantageous to do so. These dispositions may cause a Fund to realize higher amounts of short-term capital gains (generally taxed to Shareholders at ordinary income tax rates) and, in the event the Fund realizes net capital gains from such transactions, its Shareholders may receive a larger capital gain dividend than if the Fund had not held such securities.

A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends received deduction to the extent attributable to the deemed dividend portion of such OID.

At Risk or Defaulted Securities

Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to U.S. federal income or excise tax.

SAI-58

Certain Investments in REITs

Any investment by the Fund in equity securities of real estate investment trusts qualifying as such under Subchapter M of the Code (“U.S. REITs”) may result in the Fund’s receipt of cash in excess of the U.S. REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund Shareholders for U.S. federal income tax purposes. Investments in U.S. REIT equity securities also may require a Fund to accrue and distribute income not yet received. To generate sufficient cash to make the requisite distributions, a Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by a Fund from a U.S. REIT will not qualify for the corporate dividends-received deduction and generally will not constitute qualified dividend income.

A Fund may invest directly or indirectly in residual interests in real estate mortgage investment conduits (“REMICs”) (including by investing in residual interests in CMOs with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of a Fund’s income (including income allocated to the Fund from a U.S. REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP (referred to in the Code as an “excess inclusion”) will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC will be allocated to Shareholders of the RIC in proportion to the dividends received by such Shareholders, with the same consequences as if the Shareholders held the related interest directly. As a result, a Fund investing in such interests may not be a suitable investment for charitable remainder trusts, as noted below.

In general, excess inclusion income allocated to Shareholders (a) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (b) will constitute UBTI to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (c) in the case of a non-U.S. Shareholder, will not qualify for any reduction in U.S. federal withholding tax.

Foreign Currency Transactions

Any transaction by the Fund in foreign currencies, foreign currency-denominated debt obligations or certain foreign currency options, futures contracts or forward contracts (or similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions. Such ordinary income treatment may accelerate Fund distributions to Shareholders and increase the distributions taxed to Shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.

SAI-59

Passive Foreign Investment Companies

The Fund may invest in collective investment funds that are classified as PFICs for U.S. federal income tax purposes, and collective investment funds themselves may invest in entities that are classified as PFICs. Investments in PFICs could potentially subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company. This tax cannot be eliminated by making distributions to Shareholders. However, the Fund (or, as applicable, the collective investment fund) may elect to avoid the imposition of that tax. For example, the Fund (or, as applicable, the collective investment fund) may elect to treat a PFIC as “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. The Fund (or, as applicable, the collective investment fund) also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. If the Fund (or, as applicable, the collective investment fund) realizes a loss with respect to a PFIC, whether by virtue of selling all or part of the Fund’s (or, as applicable, the collective investment fund’s) interest in the PFIC or because of the “mark to market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s (or, as applicable, the collective investment fund’s) mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC interests are sold, at which point the loss will be treated as a capital loss.

If neither a “mark to market” nor a QEF election is made with respect to an interest in a PFIC, the ownership of the PFIC interest may have significantly adverse tax consequences for the Fund. In such a case, the Fund (or, as applicable, the collective investment fund) would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the interests in a PFIC.

By making the mark-to-market election, the Fund (or, as applicable, the collective investment fund) may be required to recognize income (which generally must be distributed to the Fund’s Shareholders) in excess of the distributions that it receives from the PFIC. Accordingly, the Fund may need to borrow money or to dispose of investments, potentially including its interests in the PFIC, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or the nondeductible 4 percent excise tax. There can be no assurances, however, that the Fund will be successful in this regard, and the Fund may not be able to maintain its status as a RIC.

Options and Futures

In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by a Fund is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize capital gain or loss equal to (a) sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund generally will subtract the premium received for purposes of computing its cost basis in the securities purchased. Gain or loss arising in respect of a termination of the Fund’s obligation under an option other than through the exercise of the option will be short-term gain or loss depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.

Certain covered call writing activities of the Fund may trigger the U.S. federal income tax straddle rules of Section 1092 of the Code, requiring that losses be deferred and holding periods be tolled on offsetting positions in options and stocks deemed to constitute substantially similar or related property. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. Thus, the straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or to fail to qualify for the 70 percent dividends-received deduction, as the case may be.

SAI-60

The tax treatment of certain futures contracts entered into by a Fund as well as listed non-equity options written or purchased by a Fund on U.S. exchanges (including options on futures contracts, equity indices and debt securities) will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60 percent long-term and 40 percent short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by a Fund at the end of each taxable year (and, for purposes of the 4 percent excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

Other Derivatives, Hedging, and Related Transactions

In addition to the special rules described above in respect of futures and options transactions, the Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements), as well as any of its hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting whether capital gains and losses are treated as short-term or long-term. These rules could therefore affect the amount, timing and/or character of distributions to Shareholders.

Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a Fund-level tax.

Commodity-Linked Derivatives

The Fund’s use of commodity-linked derivatives can bear on or be limited by the Fund’s intention to qualify as a RIC. Income and gains from certain commodity-linked derivatives does not constitute qualifying income to a RIC for purposes of the 90 percent gross income test described above. The tax treatment of certain other commodity-linked derivative instruments in which the Fund might invest is not certain, in particular with respect to whether income or gains from such instruments constitute qualifying income to a RIC. If the Fund were to treat income or gain from a particular instrument as qualifying income and the income or gain were later determined not to constitute qualifying income and, together with any other nonqualifying income, caused the Fund’s nonqualifying income to exceed 10 percent of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it is eligible to and does pay a tax at the Fund level.

Book-Tax Differences

Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and its taxable income. If such a difference arises, and the Fund’s book income is less than its taxable income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment. In the alternative, if the Fund’s book income exceeds its taxable income (including realized capital gains), the distribution (if any) of such excess generally will be treated as (a) a dividend to the extent of the Fund’s remaining earnings and profits, (b) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (c) thereafter as gain from the sale or exchange of a capital asset.

SAI-61

Backup Withholding

The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and repurchase proceeds paid to any individual Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the Shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.

Tax-Exempt Shareholders

Income of a RIC that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt Shareholder of the RIC. Notwithstanding this “blocking” effect, a tax-exempt Shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt Shareholder within the meaning of Code Section 514(b). A tax-exempt Shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund). In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in RICs that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. A CRT (as defined in section 664 of the Code) that realizes any UBTI for a taxable year must pay an excise tax annually of an amount equal to such UBTI. Under IRS guidance, a CRT will not recognize UBTI as a result of investing in a Fund that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt Shareholders, such as the U.S., a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a Fund that recognizes “excess inclusion income,” then the Fund will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such Shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other Shareholder, and thus reduce such Shareholder’s distributions for the year by the amount of the tax that relates to such Shareholder’s interest in the Fund.

CRTs and other tax-exempt investors are urged to consult their tax advisers concerning the consequences of investing in the Fund.

Sale or Exchange of Shares

The sale or exchange of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held by a Shareholder for six months or less will be treated as long-term, rather than short-term, to the extent of any capital gain dividends received (or deemed received) by the Shareholder with respect to the shares. Further, all or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash-sale” rule if other substantially identical shares are purchased, including by means of dividend reinvestment, within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

SAI-62

Each quarter, the Fund will make a Repurchase Offer for a specified percentage of its Shares (as described under “Repurchases and Transfers of Shares” in the Fund’s Prospectus). Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering Shareholders and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the Repurchase Offer. To the extent that the Fund recognizes net gains on the liquidation of portfolio securities to meet such tenders or otherwise repurchases Fund shares, the Fund will be required to make additional distributions to its Shareholders.

Tax Shelter Reporting Regulations

Under Treasury regulations, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50 percent of the Fund’s assets at year end consists of the securities of foreign corporations, the Fund may elect to permit Shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund to foreign countries in respect of foreign securities that the Fund has held for at least the minimum period specified in the Code. In such a case, Shareholders will include in gross income from foreign sources their pro rata shares of such taxes paid by the Fund. A Shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of foreign taxes paid by the Fund is subject to certain limitations imposed by the Code, which may result in the Shareholder’s not receiving a full credit or deduction (if any) for the amount of such taxes. Shareholders who do not itemize on their U.S. federal income tax returns may claim a credit (but not a deduction) for such foreign taxes. If the Fund is a qualified fund-of-funds, it also may elect to pass through to its Shareholders foreign taxes it has paid or foreign taxes passed through to it by any underlying fund that itself was eligible to elect and did elect to pass through such taxes to Shareholders. Even if the Fund were eligible to make such an election for a given year, it may determine not to do so.

Foreign Shareholders

Absent a specific statutory exemption, dividends other than capital gain dividends paid (or deemed paid) by the Fund to a Shareholder who is not a “U.S. person” within the meaning of the Code (a “Foreign Shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30 percent (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a Foreign Shareholder directly, would not be subject to withholding. Distributions properly reported as capital gain dividends generally are not subject to withholding of U.S. federal income tax.

In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to Shareholders. Foreign Shareholders should contact their intermediaries regarding the application of these rules to their accounts.

SAI-63

A Foreign Shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund or on capital gain dividends unless (a) such gain or dividend is effectively connected with the conduct by the Foreign Shareholder of a trade or business within the U.S., (b) in the case of a Foreign Shareholder who is an individual, the Shareholder is present in the U.S. for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the capital gain dividend and certain other conditions are met, or (c) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the Foreign Shareholder’s sale of shares of the Fund or to the capital gain dividend the Foreign Shareholder received (as described below).

USRPHC Rules

Special rules would apply if the Fund were either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50 percent of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the U.S., and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or former USRPHC.

If the Fund were a USRPHC or would be a USRPHC but for the exceptions referred to above, any distributions by the Fund to a Foreign Shareholder attributable to gains realized by the Fund on the disposition of USRPIs or to distributions received by the Fund from a lower-tier RIC or U.S. REIT that the Fund is required to treat as USRPI gain in its hands, generally would be subject to U.S. tax withholding. In addition, such distributions could result in the Foreign Shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a Foreign Shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the Foreign Shareholder’s current and past ownership of the Fund. The “look-through” USRPI treatment described above for distributions by the Fund (which treatment applies only if the Fund is either a USRPHC or would be a USRPHC but for the operation of the exceptions referred to above) applies only to those distributions that, in turn, are attributable to distributions received by the Fund from a lower-tier U.S. REIT, unless Congress enacts legislation providing otherwise. In addition, if the Fund were a USRPHC or former USRPHC, a greater-than-5 percent Foreign Shareholder generally would be required to file a U.S. tax return in connection with the sale of its Fund shares, and pay related taxes due on any gain realized on the sale. The Fund generally does not expect that it will be a USRPHC or would be a USRPHC but for the operation of certain of the special exceptions referred to above.

Foreign Shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.

Foreign Shareholders with respect to whom income from a Fund is effectively connected with a trade or business conducted by the Foreign Shareholder within the U.S. will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a Foreign Shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the Shareholder in the U.S. More generally, Foreign Shareholders who are residents in a country with an income tax treaty with the U.S. may obtain different tax results than those described herein, and are urged to consult their tax advisers.

In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Foreign Shareholder must comply with special certification and filing requirements relating to its non-US status (including, in general, furnishing an IRS Form W-8BEN or substitute form). Foreign Shareholders should consult their tax advisers in this regard.

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Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Shareholders holding Fund shares through foreign entities should consult their tax advisers about their particular situation.

A Foreign Shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.

Shareholder Reporting Obligations With Respect to Foreign Financial Assets

Certain individuals (and, if provided in future guidance, certain domestic entities) must disclose annually their interests in “specified foreign financial assets” on IRS Form 8938, which must be attached to their U.S. federal income tax returns. Generally, a Shareholder’s (indirect) interest in the Fund’s “specified foreign financial assets,” if any, will not be required to be reported on Form 8938. Shareholders should consult a tax adviser regarding the applicability to them of this reporting requirement.

Other Reporting and Withholding Requirements

Rules require the reporting to the IRS of direct and indirect ownership of foreign financial accounts and foreign entities by U.S. persons. Failure to provide this required information can result in a 30 percent withholding tax on certain payments (“withholdable payments”), beginning in 2014 or 2015, depending on the type of payment. Specifically, withholdable payments subject to this 30 percent withholding tax include payments of U.S.-source dividends and interest made on or after January 1, 2014, and payments of gross proceeds from the sale or other disposal of property that can produce U.S.-source dividends or interest made on or after January 1, 2015. The IRS has issued only preliminary guidance with respect to these rules; their scope remains unclear and potentially subject to material change. Very generally, it is possible that all or a portion of distributions made by the Fund on or after the dates noted above (or such later dates as may be provided in future guidance) to a Shareholder, including a distribution in connection with a repurchase of shares and a distribution of income or gains otherwise exempt from withholding under the rules applicable to non-U.S. Shareholders described above (e.g., capital gain dividends and short-term capital gain and interest-related dividends, as described above), will be subject to the 30 percent withholding requirement. Payments to a Foreign Shareholder that is a “foreign financial institution” will generally be subject to withholding, unless such Shareholder enters into a timely agreement with the IRS. Payments to Shareholders who are U.S. persons or foreign individuals will generally not be subject to withholding, so long as such Shareholders provide the Fund with such certifications or other documentation, including, to the extent required, with regard to their direct and indirect owners, as the Fund requires to comply with these rules. Persons investing in the Fund through an intermediary should contact their intermediary regarding the application of this reporting and withholding regime to their investments in the Fund.

Shareholders are urged to consult a tax adviser regarding this reporting and withholding regime, in light of their particular circumstances.

General Considerations

The U.S. federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisers regarding the specific federal tax consequences of purchasing, holding, and disposing of shares of the Fund, as well as the effects of state, local, foreign, and other tax law and any proposed tax law changes.

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FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated March 31, 2015, are incorporated by reference in this Statement of Additional Information. The Fund’s annual report is available upon request, without charge, by calling the Fund toll-free at 1-888-386-9490.

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APPENDIX A.1

 LITTLE HARBOR ADVISORS, LLC
PROXY VOTING POLICIES AND PROCEDURES

When voting proxies on behalf of clients (including any registered investment company), the overall objective of Little Harbor Advisors, LLC (the “Investment Manager”) is to vote proxies in the best interest of the clients and, in so doing, to maximize the value of the investments made by the clients taking into consideration the clients’ investment horizons and other relevant factors.

This document sets forth the Investment Manager’s policies and procedures that are designed to meet these overall objectives. While the Investment Manager endeavors to follow these policies and procedures in all situations, special circumstances may arise from time to time that warrant a deviation. In the case of a client that is a registered investment company, such deviations will be reported to the governing board of such registered investment company in advance of taking such action, if practicable. In addition, the Investment Manager will apply its proxy voting policies and procedures to votes cast with respect to publicly traded companies and, to the extent applicable, to analogous actions taken with respect to investments made in private companies.

1.	General Procedures

(a)          Monitoring Corporate Actions. When the Investment Manager receives proxy voting materials (or similar voting/solicitation notices), they are initially to the Investment Manager’s General Counsel or his or her delegate (the “Proxy Recipient”). The Proxy Recipient must inform the Investment Manager’s Investment Committee of such receipt and review the materials, determine which client(s) hold the securities and confirm the number of securities with the Chief Operating Officer. The Proxy Recipient will consult with a member of the Investment Committee. The Proxy Recipient will monitor the voting deadline to ensure that the deadline for the response is met.

(b)          Determination of Voting Decisions. Decisions on how to vote a proxy are made by the Investment Manager’s Investment Committee. Decisions are based on a number of factors, which may vary depending on a proxy’s subject matter, but are guided by the general policies described in this document. In addition, the Investment Committee may determine not to vote a proxy after consideration of the vote’s expected benefit to clients and the cost of voting the proxy. In determining whether the cost of voting a proxy outweighs its expected benefit to clients, the Investment Committee may consider factors such as (i) the subject matter of the vote; (ii) the additional length of time that the Investment Manager anticipates holding the investment; and (iii) logistical issues associated with voting proxies for foreign companies.

(c)          Communication of Decision. After making a decision to vote a proxy and determining how to vote the proxy, the Investment Committee will then submit the vote. The Investment Committee will send completed copies of the proxy materials to the Proxy Recipient, the Chief Operating Officer and the CCO. The physical procedures for voting proxies may vary, and can include electronic voting, forwarding voting instructions to the custodian or voting proxies forwarded by the custodian.

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2.	Subject Matter Considerations

Determinations on how to vote proxies will depend largely on the subject matter at issue. When determining how to vote proxies, the Investment Committee will be guided by the general policies set forth below. These general policies are intended to promote a consistent approach to proxy voting. The Investment Manager will, however, periodically review these policies and procedures and they may be updated as a result. The Investment Manager views proxy subject matters as falling within the general categories described below.

(a)          Company Management and Auditors. Proxy votes on company management include matters relating to the election of a company’s board of directors and the appointment of its independent auditors. The Investment Manager generally will vote in support of management’s slated board of directors. The Investment Manager may choose not to support such directors, however, when special circumstances necessitate otherwise, including for example when management compensation appears inconsistent with a company’s performance or when the board has failed to take corrective action to address persistent problems that impact the company’s performance. When asked to vote on the appointment of a company’s auditors, the Investment Manager will support the recommendation of a company’s board, unless auditors have changed frequently or there is reasonable concern as to the independence of the auditors.

(b)          Executive and Director Compensation. The Investment Manager believes that executive compensation plans should be in line with the interests of company shareholders. The Investment Manager’s general policy is to consider, on a case-by-case basis, new and amended executive compensation plans and to support those executive compensation plans that provide management with the ability to administer fair, competitive compensation packages to executives, so long as those plans do not provide for unmerited preferential treatment or result in excessive dilution of existing shareholders’ ownership interests. The Investment Manager also has observed that shareholder proposals on executive compensation typically call for specific limits. The Investment Manager believes that executive compensation generally should be determined by a company’s compensation committee composed primarily of independent directors and thus the Investment Manager usually will not support compensation-related shareholder proposals. With respect to director compensation, the Investment Manager believes that it is important to consider each director’s total compensation package, including any annual retainer, meeting fees, stock options or grants and the level of pension benefits.

(c)          Corporate Structure and Shareholder Rights. The Investment Manager views proxy votes on matters relating to changes in a company’s bylaws as falling within the category of “corporate structure and shareholders rights.” These matters may be proposed by either management or shareholders and typically address issues such as cumulative voting, preemptive rights, confidential voting, supermajority voting and similar matters. The Investment Manager will review these matters on a case-by-cases basis and will generally vote in favor of those measures that provide management with the most operational flexibility without compromising the ownership rights of shareholders as such rights are set forth in the company’s organizational documents and any agreements with the clients whose assets managed by the Investment Manager.

(d)          Corporate and Social Policy Issues. Social policy issues may relate to a wide range of matters, including for example environmental issues, bank lending practices, corporate political contributions and activities, alcohol and tobacco advertising, conducting business in specified countries, involvement in nuclear defense systems and similar matters. The Investment Manager views corporate and social policy issues primarily as “ordinary business matters.” In addition, the Investment Manager views those ordinary business matters that have a direct or indirect impact on a company’s profitability as primarily the responsibility of management, which should be approved solely by the company’s board of directors. Accordingly, the Investment Manager generally abstains or votes against proxy votes on corporate and social policy issues proposed by shareholders. Exceptions may be made when an issue may have significant economic consequences.

(e)          Deviations from the General Policies. In the course of determining how to vote a particular proxy, the Investment Manager may encounter situations where strict adherence to the general policies described above could result in a decision that is not in a client’s best interest. In those situations, the Investment Committee may decide to vote in another manner, but will generally consult with the CCO before doing so.

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3.	Conflicts of Interest

A conflict of interest may occur where the Investment Manager or any of its employees or affiliates has a direct or indirect economic stake in the outcome of a proxy vote. Potential conflicts could arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise: (a) a failure to vote in favor of management may harm the relationship of the Investment Manager, of another client has, or an affiliate, with the company; (b) a failure to vote in favor of a particular proposal may harm the relationship of the Investment Manager, of another client, or an affiliate, with the proponent of the proposal; and (c) a failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as where an officer of the Investment Manager has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein.

When a potential conflict arises between the Investment Manager, on the one hand, and one or more of clients of the Investment Manager, on the other, the CCO, in consultation with the Investment Committee, will evaluate the matter to determine whether an actual conflict exists. Where an actual conflict exists, the Investment Manager will take necessary and appropriate steps to eliminate the conflict, which may include removing a particular member of the Investment Committee from the voting process or taking similar actions. In addition, the Investment Manager may consider the following as potential methods for resolving conflicts: (a) disclosing the matter to the board of directors, if any, of the client and obtaining such board’s consent or direction, or (b) suggesting to the board of directors, if any, that such board hire a third party to make a determination on how to vote a particular proxy.

Situations may arise in which more than one client invests in the same company or another entity of the Investment Manager invests in the same company. In these situations, two or more clients may have different investment objectives, client-specific voting policies or ultimate economic interests. In these situations, clients may cast opposing votes, although the Investment Committee will generally consult with the CCO before doing so.

4.	Providing Proxy Information to Interest Holders of Collective Investment Fund Clients

If an interest holder of a collective investment fund that is a client has a right to information about how the Investment Manager votes client proxies, the Investment Manager will make information available on request or as otherwise required. The Investment Manager also will make a copy of these policies and procedures available on request or as required. When an interest holder makes a request about a particular vote, the Investment Manager usually will provide the following information: (a) the date of the vote; (b) a brief description of the matter voted on; (c) how (or whether) the Investment Manager casts the vote on the matter and (d) any other reasonable information a limited partner might request. Proxy voting information and the procedure for obtaining such information will be included in the Investment Manager’s Form ADV which is available to each interest holder, and in the case of clients that are registered investment companies, on Form N-PX, which contains the investment company’s proxy voting records for a recent 12-month period.

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5.	Books and Records

The Investment Manager must maintain the following additional records relating to proxy voting, which must be maintained by the CCO in an easily accessible place for at least five years, the first two years in the Investment Manager’s offices: (a) a copy of these proxy voting policies and procedures; (b) a copy of each proxy statement received by the Investment Manager regarding client securities; (c) a record of each vote cast by the Investment Manager on behalf of a client; (d) a copy of all memoranda or similar documents created by the Investment Manager that were material to making a decision on the voting of client securities or that memorialize the basis for that decision; and (e) in the case of any client that is a collective investment fund, if required, a copy of each written request by an interest holder in the fund on how the Investment Manager voted proxies on behalf of a client, and a copy of any written response by the Investment Manager to any request (written or oral) by an interest holder for information on how the Investment Manager voted proxies on behalf of the fund.

The Investment Manager may satisfy the requirements to maintain copies of proxy statements received and a record of votes cast on behalf of the clients by relying on third parties to make and retain, on behalf of the Investment Manager, a copy of such proxy statements and voting records (provided that if the Investment Manager is relying on this method, it has obtained an undertaking from the third party to provide a copy of the proxy statements and voting records promptly upon request). The Investment Manager also may satisfy the requirement to maintain copies of proxy statements by relying on obtaining a copy of a proxy statement from the SEC’s EDGAR system (to the extent that such proxy statements are available through the EDGAR system).

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APPENDIX A.2

ARGONAUT MANAGEMENT, L.P.

PROXY VOTING POLICIES AND PROCEDURES

Argonaut understands and appreciates the importance of ensuring that its proxy voting procedures are clearly described to Clients. As Argonaut trades large volumes of various securities on a daily basis, Argonaut has adopted a policy whereby it does not vote proxies.

Notwithstanding the above, all proxies sent to Advisory Clients that are actually received by Argonaut (if any) will be forwarded to our Prime Broker where any Proxies will be voted at the discretion of our Prime Broker. The Chief Compliance Officer will be responsible for maintaining files relating to Argonaut’s proxy voting when applicable.

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APPENDIX A.3

BUCKINGHAM CAPITAL MANAGEMENT, INC.

PROXY VOTING POLICIES AND PROCEDURES

15.1. PROXY VOTING POLICY

Policy

Buckingham Capital Management, Inc. (“BCM”), as a matter of policy and as a fiduciary to our clients, has responsibility for voting proxies for portfolio securities consistent with the best economic interests of the clients. BCM has retained Glass Lewis & Co. LLC (“Glass Lewis”), an unaffiliated third-party proxy voting research service, to assist with its voting of U.S. and non-U.S. proxies. Glass Lewis provides BCM with in-depth research analysis of shareholder meeting agendas, vote recommendations, reporting and recordkeeping. While BCM ultimately makes all voting decisions, BCM generally expects to vote in accordance with Glass Lewis recommendations. Glass Lewis is responsible for monitoring, receiving and voting client proxies and disclosing any potential conflicts of interest, as well as making information available to clients about the voting of proxies for their portfolio securities and maintaining relevant and required records.

Disclosure

Our Firms’ Proxy Voting Policy and Procedures are disclosed in our brochure document (Form ADV – Part 2), including a statement that clients may request a copy of BCM’s proxy voting policies and procedures and information concerning proxy votes on its behalf. Further, on an annual basis, we disclose a summary of instances in which BCM voted contrary to Glass Lewis.

Client Requests for Information

All client requests for information regarding proxy voting records for a client account received by any employee should be forwarded to Glass Lewis, with a concurrent notification to Compliance and Operations. In response, Glass Lewis or the Firm will prepare a written response to the client with the information requested, and, as applicable, will include the name of the issuer, the proposal voted upon, and how BCM voted the client’s proxy with respect to each proposal about which client inquired.

Voting Procedures/Guidelines

A copy of the Firm’s Proxy Voting Notice is attached hereto as Exhibit A. BCM votes proxies in the best economic interests of each client. BCM’s policy is to vote or direct all proxies from a specific issuer in the same way for each client absent a reasonable rationale to vote the proxies in some other manner. For a copy of Glass Lewis’ Voting Procedures & Guidelines, please contact BCM’s Chief Compliance Officer.

Conflicts of Interest

BCM (or an affiliate of BCM) may have a relationship with an issuer that could pose a potential conflict of interest when voting the shares of that issuer on behalf of clients. BCM recognizes a potential conflict in voting the proxies of an issuer in the following examples: (i) BCM manages assets for the issuer; (ii) A corporate insider of the issuer (e.g., a director or executive officer of the issuer) is a client of BCM or an investor in one of BCM’s funds; (iii) BCM is actively soliciting that issuer, an affiliate of the issuer, or a corporate insider of the issuer or its affiliate, as a client, and the BCM employees who recommend, review or authorize a vote have actual knowledge of such active solicitation; (iv) a director or an executive officer of the issuer has a personal relationship with a BCM employee who recommends, reviews or authorizes the vote; or (v) another relationship or interest of BCM or an affiliate exists that may be affected by the outcome of the proxy vote and that is deemed to represent an actual or potential conflict for the purposes of the proxy voting policy.

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BCM has adopted procedures by which the Proxy Voting Group will assess and make a determination with respect to situations in which BCM may be considering voting contrary to Glass Lewis. The members of the Proxy Voting Group are the CCO, a Portfolio Manager from Retail, Apparel and Footwear and a Portfolio Manager from Diversified. The procedures are as follows:

1.	If one of BCM’s Portfolio Managers determines that it is in a client’s best interest to vote contrary to Glass Lewis’ recommended vote, he or she must obtain prior written approval from the Proxy Voting Group by completing the Proxy Voting Group Questionnaire, attached hereto as Exhibit B.

2.	The Portfolio Manager will include on the Questionnaire the effective basis for his or her contrary vote recommendation, and a discussion of the apparent conflict of interest.

3.	The Proxy Voting Group will review the matter and provide its decision to the requesting Portfolio Manager and the Operations Team for processing. The CCO or his/her designee will ensure that the actions taken by the Proxy Voting Group are recorded in writing.

A summary of BCM’s voting decisions is provided to clients annually, including any instance in which the firm voted contrary to the Glass Lewis recommendation. The summary will include the following:

1.	A numeric summary of proxies voted;

2.	An offer to provide actual proxies voted;

3.	A summary of those instances, if any, in which BCM voted contrary to Glass Lewis; and

4.	A description of any potential conflicts of interest in connection with proxies voted, including but not limited to those instances in which a client of BCM or an investor in a BCM fund is a corporate insider of the issuer of the security voted.

BCM will maintain a record of the disclosures made to clients.

Glass Lewis maintains its own Conflict of Interest Statement, and Conflict Avoidance Procedures, that endeavor to establish policies and procedures to mitigate any conflicts of interest that may arise in Glass Lewis’ performance of their duties under BCM’s Proxy Voting Policy as stated herein.

When Glass Lewis notifies BCM of a potential or actual conflict of interest, BCM will rely on the assistance of its Proxy Voting Group.

Recordkeeping

The Firm relies on Glass Lewis for its assistance in retaining the following proxy records in accordance with the SEC’s five-year retention requirement.

1.	Proxy Voting policies and procedures and any amendments thereto;

2.	Proxy statements received for clients and fund securities;

3.	Records of votes cast on behalf of clients and funds;

4.	Any document that BCM created that is material to its decision to vote a proxy, or that memorializes the basis for the decision; and

5.	A copy of written requests for proxy voting information and written responses from BCM to either a written or oral request.

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APPENDIX A.4

CORSAIR CAPITAL MANAGEMENT, L.P.

PROXY VOTING POLICIES AND PROCEDURES

Policy

Corsair Capital Management, L.P., Corsair Capital Advisors, L.L.C., Corsair Select Advisors, L.L.C. and/or Corsair Operations Management, L.P. (collectively, the “Firm”) have voting discretion over securities held in at least some of its Accounts and will exercise that discretion in the best interests of its clients and in accordance with these policies and procedures.

1.2	Procedures

The Firm’s “Proxy Coordinator” will be responsible for determining how to vote all proxy statements received by the Firm with respect to securities held in its clients’ accounts. Jay Petschek and/or Steve Major (either jointly or singly) will be the Firm’s Proxy Coordinator. The Firm currently retains a third party, Institutional Shareholder Services, Inc. (“ISS”), to assist the Firm in voting proxies.

1.3	Voting Guidelines

Proxies received by the Firm with respect to securities held in its clients’ accounts will generally be voted by ISS. ISS may also abstain from voting such proxies. However, the Proxy Coordinator may elect to vote such proxies and/or override ISS, and in such case, it will vote the proxies in accordance with the best interests of each of the Accounts for which it is voting. In addition, the Proxy Coordinator may determine to abstain from voting a proxy if he believes that such action is in the best interests of the applicable Account. The Proxy Coordinator may take into account the following factors, among others, in determining if a specific proposal is in, or not opposed to, the best interests of the Accounts:

(a)          management of the issuer’s views and recommendations on such proposal;

(b)          whether the proposal may have the effect of entrenching existing management and/or making management less responsive to shareholders’ concerns (e.g., instituting or removing a poison pill, classified board of directors and/or other anti-takeover measure); and

(c)          whether he or she believes that the proposal will fairly compensate management for its and/or the issuer’s performance.

1.4	Conflicts of Interest

(a)          The Firm will maintain a “Proxy Conflicts Watch List” containing the names of issuers with respect to which the Firm has identified a conflict of interest. Such conflicts may arise, for example, from the following relationships: (i) the issuer is an investor in a fund or account managed by the Firm; (ii) the issuer has a material business relationship with the Firm; (iii) the proponent of a proxy proposal has a business relationship with the Firm (e.g., the proponent is a pension plan for which the Firm manages money); (iv) the Firm has material business relationships with candidates for director in a proxy contest; or (v) an employee of the Firm has a personal interest in the outcome of a particular matter. This list provides examples of possible conflicts of interest and is not meant to be comprehensive. Each employee must notify the Firm’s Chief Compliance Officer of any potential conflicts of interest of which he or she is aware, and the Chief Compliance Officer should make a determination as to whether an item should be added to the Proxy Conflicts Watch List.

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(b)          If the Chief Compliance Officer believes that a material conflict exists between the Firm and any of its clients for which it is voting, the Firm shall rely exclusively on ISS to vote such proxies (and the Proxy Coordinator will not vote such proxies or override ISS’s vote).

Special considerations may apply in cases of conflicts of interest involving those funds that are deemed to constitute “plan assets” under ERISA. The Chief Compliance Officer will confer with appropriate ERISA counsel in such cases.

1.5	Disclosure

(a)          The Firm will disclose in its brochure that clients may obtain information on how the Firm voted the applicable Account’s securities and to request a copy of these policies and procedures. If a client requests this information, the Firm will prepare a written response that lists, with respect to each voted proxy that the client has inquired about (i) the name of the issuer; (ii) the proposal voted upon; and (iii) how the Firm voted the applicable client’s securities, as applicable.

(b)          A concise summary of these policies and procedures will be included in the Firm’s Form brochure or provided to clients separately, and will be updated whenever there are material updates to these policies and procedures. The Firm will make a copy of these Proxy Voting Policies and Procedures available to any investor in an Account who so requests.

1.6	Recordkeeping

The Firm will maintain files relating to its proxy voting procedures. Records will be maintained and preserved in an easily accessible place for 5 years from the end of the fiscal year during which the last entry was made on a record, with records for the first 2 years being kept at the Firm’s main office. Records of the following will be included in the files:

(a)          A copy of these policies and procedures, and any amendments hereto.

(b)          A copy of each proxy statement that the Firm receives regarding Account securities, although the Firm may rely on obtaining copies of proxy statements from the EDGAR system for those proxy statements that are so available.

(c)          A record of each vote that the Firm casts on behalf of an Account.

(d)          A copy of any document created by the Firm that was material to making a decision how to vote proxies on behalf of a client or that memorializes the basis for that decision.

(e)          A copy of each written client request for information on how the Firm voted proxies on behalf of the client, and a copy of any written response by the investment adviser to any (written or oral) client request for information on how the adviser voted proxies on behalf of the requesting client.

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APPENDIX A.5

ECLIPSE CAPITAL MANAGEMENT, L.P.

PROXY VOTING POLICIES AND PROCEDURES

The investment strategy of Eclipse Capital Management, L.P. (“Eclipse”) is based on investments in financial instruments and securities that do not generally include voting rights. Consequently, Eclipse has not adopted a proxy voting policy. In the event that Eclipse acquires a financial instrument or security with respect to which it would have voting rights, the Investment Manager would consider whether and how to vote such securities.

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APPENDIX A.6

HADRON CAPITAL, LLP

SEC PROXY VOTING RULE

(a)	Introduction

Rule 206(4)-6 of the Advisers Act (the “Proxy Rule”) requires a registered investment adviser that exercises voting authority with respect to client securities to: (i) adopt written policies reasonably designed to ensure that the investment adviser votes in the best interest of its clients and addresses how the investment adviser will deal with material conflicts of interest that may arise between the investment adviser and its clients; (ii) disclose to its clients information about such policies and procedures; and (iii) upon request, provide information on how proxies were voted.

In accordance with the Proxy Rule and with the Stewardship Code, it is the policy of the Firm to vote all proxies in the best interests of its clients. The Compliance Officer is responsible for ensuring adherence to this policy and he is responsible for reviewing the policy at least annually.

(b)	Proxy Voting Procedure

The Firm will generally vote proxy proposals, amendments, consents or resolutions relating to client securities, including interests in private investment funds, if any, on a case-by-case basis and in accordance with the following guidelines:

1.          Support a current management initiative if the Firm’s view of the issuer’s management is favourable;

2.          Vote to change the management structure of an issuer if it would increase shareholder value;

3.          Vote against management if there is a clear conflict between the issuer’s management and shareholder interest;

4.          In some cases, though the Firm supports an issuer’s management, there may be corporate governance issues that the Firm believes should be subject to shareholder approval; and/or

5.          May abstain from voting proxies when it is determined that the cost of voting the proxy exceeds the expected benefit to its clients.

The portfolio managers will receive all proxies and will determine how to vote each such proxy. Upon making a decision, the portfolio managers will instruct the Compliance Officer on how to vote. It is the responsibility of the Compliance Officer to either vote the shares or to instruct the prime broker of the Firm’s voting decision in order to update the client’s proxy voting record. The Compliance Officer must ensure that the voting of all proxies is completed in a timely manner and must monitor the effectiveness of these policies.

(c)	Conflicts of Interest

The Firm will not put its own interests ahead of those of any Client and will resolve any possible conflicts between its interests and those of the Client in favour of the Client. In the event that a potential conflict of interest arises, the Firm will undertake the below analysis.

A.6-1

A conflict of interest will be considered material to the extent that it is determined that the conflict has the potential to influence the Firm’s decision making in voting the proxy. If such a material conflict is deemed to exist, the Firm will refrain completely from exercising its discretion with respect to voting the proxy and will instead refer that vote to an outside service for its independent consideration. If it is determined that any such conflict or potential conflict is not material, the Firm may vote the proxy.

(d)	Record keeping

In accordance with Rule 204-2 of the Advisers Act, the Compliance Officer will maintain the following records with respect to proxies:

1.          A record of each proxy received (if this is in e-mail form from the prime broker, a copy of the e-mail).

2.          A record of each proxy executed and the reason behind the voting decision, if such decision was inconsistent with the general guidelines above.

3.          A record of each proxy abstained and the reason behind the abstention.

4.          All documents which were material to the voting decision, including documents which were created by the portfolio managers (e.g. spreadsheets).

5.          Written requests from an investor for information on how the Firm voted proxies and its response to any request (oral or written) from the investor for such proxy voting information.

6.          A written record of all disclosures, resolutions and determination of proxy vote arising from a conflict of interest.

The Compliance Officer will maintain such records for a period of five years – in the Firm’s office for the first two years and in an easily accessible place for the remaining three years.

(e)	Operating Procedures and Compliance Review

The Firm will vote proxies as it deems necessary or appropriate, on a case by case basis. Prior to voting, the Compliance Officer will make a determination as to whether a material conflict of interest exists and will either resolve the conflict or refer the proxy vote to an outside service for its independent consideration. The Compliance Officer will conduct a periodic review and sampling of the proxy voting records to confirm that proxies are voted according to the Firm’s policies and records are appropriately maintained.

A.6-2

APPENDIX A.7

NEW GENERATION ADVISORS, LLC

PROXY VOTING POLICIES AND PROCEDURES

VII. PROXY VOTING POLICY

The Proxy Officer will be the Chief Administrative Officer of NGA or any other such person as s/he may designate. The Proxy Officer is responsible to see that all Proxies are handled in accordance with this Proxy Voting Policy. All proxies, plan of reorganization ballots and other corporate action items requiring voting (collectively “Proxies”), whether received at NGA by mail or electronic notification, will be forwarded to the Proxy Officer. The Proxy Officer will collect and process all proxies which arrive by mail. S/he will be responsible to insure that each proxy vote is recorded in the Proxy Voting Record.

The Proxy Officer will record Proxies voted by mail and proxies voted through various online agencies (mainly proxyvote.com), on the Proxy Voting Record, maintained on NGA’s “O” Drive. The Proxy Voting Record will contain the name of the Proxy, the name of the account, voting deadline, date voted, and the name of the person who voted. In addition, whenever possible, a PDF copy of each online Proxy will be stored on NGA’s “O” Drive.

Additionally, the Chief Risk Officer will record the same information for Proxies voted via the Goldman Sachs or JP Morgan Institutional Portals on the Proxy Voting Record. Records of Proxies voted via the Goldman Sachs Institutional Portal are also stored on the Goldman Sachs website.

The Proxy Voting Record will be maintained in accordance with the document retention policy of NGA. The form of the Proxy Voting Record will be agreed upon from time to time by the Proxy Officer and the President.

A. VOTING PROCEDURES

All contested matters will be treated on a case by case basis, but the Proxy Officer may use his/her best judgment as to whether a shareholder proposal represents a routine matter or should be dealt with on a case by case basis.

Procedure for Proxies related to annual shareholder meetings which contain only routine matters, such as the elections of Directors or auditors, etc:

These Proxies will be voted by the Proxy Officer after consultation with one of the analysts (when necessary).

Procedure for Proxies related to shareholder meetings which contain “case by case” matters, such as, (i) mergers and acquisitions; (ii) any compensation plan or other transaction that could significantly dilute or otherwise reduce the ownership position of current equity holders; (iii) any action that could significantly reduce the liquidity of or reporting requirements relating to a security held by the Company’s clients; (iv) any changes to the terms of a debt security held by the Company’s clients; and (v) plans of reorganization ballots:

These types of Proxies will be decided by the investment analyst(s), in consultation with the President of NGA, or in his absence a Vice President. After such consultation, the analyst(s) will vote the Proxy according to this Proxy Voting Policy.

A.7-1

B. CONFLICTS OF INTEREST

The Proxy Officer shall use his/her best efforts to be knowledgeable about the identity of the Company’s managed account clients and the limited partners in the partnerships in which the Company is the general partner (collectively, Investors). Whenever the Proxy Officer determines that an Investor or an officer or director of the Company has an interest in the outcome of a particular Proxy, he shall consult with the President of the Company. Unless the President and Proxy Officer together make a good faith determination that the conflict of interest is ‘de minimis,’ it shall be treated in one of the following ways:

1.	the President shall consult with each of the managed account clients that have no interest in the outcome of the Proxy and shall vote each of such managed accounts as directed by the clients; he shall also vote the Proxies of all of the limited partnerships in the manner directed by the majority of the disinterested managed accounts; or

2.	the President will seek an independent opinion on how to vote the Proxy (from an independent service such as Institutional Shareholders Services or Glass Lewis & Co.) and will vote the proxy according to such independent opinion.

3.	If the Proxy Officer has determined that the President has an interest in the outcome of a particular Proxy, the Proxy Officer and Chief Compliance Officer shall perform the functions described in the preceding paragraphs 1.) and 2.).

In any such case, the President or the Proxy Officer shall file a memo with the Proxy Voting Record describing the conflict of interest and the method used to resolve it.

C. CLIENT REQUEST FOR PROXY INFORMATION

Copies of any requests for voting information from any client or limited partner, together with the Company’s response, shall be kept in such client’s or limited partner’s file.

D. COMPLIANCE AND MONITORING

Any questions about these policies should be addressed to the Chief Compliance Officer or George Putnam. Any suspected violations of these policies should be reported to the Chief Compliance Officer or George Putnam. The Chief Compliance Officer or his designee shall periodically (and not less frequently than annually) review and test compliance with these Procedures and Policies.

A.7-2

APPENDIX A.8

PASKEWITZ ASSET MANAGEMENT, LLC

PROXY VOTING POLICIES AND PROCEDURES

The investment strategy of Paskewitz Asset Management, LLC (“Paskewitz”) is based on investments in financial instruments and securities that do not generally include voting rights. Consequently, Paskewitz has not adopted a proxy voting policy. In the event that Paskewitz acquires a financial instrument or security with respect to which it would have voting rights, the Investment Manager would consider whether and how to vote such securities.

A.8-1

APPENDIX A.9

REVOLUTION CAPITAL MANAGEMENT, LLC

PROXY VOTING POLICIES AND PROCEDURES

The investment strategy of Revolution Capital Management, LLC (“Revolution”) is based on investments in financial instruments and securities that do not generally include voting rights. Consequently, Revolution has not adopted a proxy voting policy. In the event that Revolution acquires a financial instrument or security with respect to which it would have voting rights, the Investment Manager would consider whether and how to vote such securities.

A.9-1

APPENDIX A.10

ZADIG GESTION (LUXEMBOURG) S.A.

VOTING RIGHTS STRATEGY

Monitoring of the situation of companies:

The economic and social situation of the companies in which the Funds are invested is monitored daily by the management committee, with the assistance of the Investment Advisor. Zadig Gestion (Luxembourg) S.A. also relies on Prime Brokers and Custodians to notify of any corporate action raised relating to the payment of dividends so that Zadig Gestion (Luxembourg) S.A. is able to act on any of these issues in the best interest of the unitholders.

In order to participate in the meetings of all the Companies in Portfolios, Zadig Gestion (Luxembourg) S.A. signed a Proxy Voting Services agreement with Institutional Shareholder Services Europe S.A. (“ISS”).

The services covered by ISS are as follow, but not limited:

●	Zadig Gestion (Luxembourg) S.A. has an access to the ISS ProxyExchange web-based voting and research platform to access vote recommendations, research reports;

●	On the platform, Zadig Gestion (Luxembourg) S.A. is able to execute voting instructions for every meeting of a Company in Portfolios;

●	ISS implements the voting instructions by gathering all the required information and sending final instructions to the Prime Brokers and/or Custodians.

Zadig Gestion (Luxembourg) S.A. uses the research reports provided by ISS and advices from the Investment Advisor to implement the voting instruction for every Companies, in the interest of the Funds’ shareholders. In case the shares are blocked in order to participate to the vote, the Management Company will decide to vote or not, in the best interest of the Shareholders of the Funds.

Disclosure:

Information on ZG’s voting rights strategy is held at ZG’s registered address and can be obtained upon request by investors.

Proxy Voting Policy:

ZG shall manage its proxy voting according to the following policies.

Upon request by a client, ZG will vote proxies based on ZG’s reasonable judgment of that vote most likely to produce favorable financial results for the client. Proxy votes generally will be cast in favor of proposals that maintain or strengthen the shared interests of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the issuer’s board of directors and management, and maintain or increase the rights of shareholders; proxy votes generally will be cast against proposals having the opposite effect. However, ZG will consider both sides of each proxy issue. Consistent with ZG’s paramount commitment to the financial investment goals of its clients, social considerations will not be considered absent contrary instructions by a client.

A.10-1

Conflicts of interest between ZG or a principal of ZG and ZG’s clients in respect of a proxy issue conceivably may arise. If ZG determines that a material conflict of interest exists, ZG will take necessary steps to resolve the conflict before voting the proxies. For example, ZG may disclose the existence and nature of the conflict to the client owning the securities, and seek directions on how to vote the proxies; ZG may abstain from voting, particularly if there are conflicting client interests (for example, where client accounts hold different client securities in a competitive merger situation); or take other necessary steps designed to ensure that a decision to vote the proxy is in the client’s best interest and was not the product of the conflict.

ZG keeps certain records required by applicable law in connection with its proxy voting activities for certain clients and shall provide proxy voting information to such clients upon their written or oral request.

A.10-2

PART C.  OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial statements:

Included in Part A:     Financial Highlights.
Included in Part B:     Incorporated by reference in the Statement of Additional Information, Registrant’s financial statements for the period ended March 31, 2015, notes to such financial statements, and the report of Independent Registered Public Accounting Firm, as contained in the Registrant’s Form N-CSR filed with the Commission on June 8, 2015.

2.	Exhibits

a.1	Certificate of Trust of Little Harbor Multistrategy Composite Fund (the “Registrant”) dated September 13, 2013 [2]

a.2	Agreement and Declaration of Trust (the “Declaration of Trust”) of the Registrant dated September 20, 2013.[1]

b.	By-Laws of the Registrant (the “By-Laws”), dated September 20, 2013.[1]

c.	None

d.
See Article III (Powers and Duties of Trustees), Article V (Limitations of Liability and Indemnification), Article VI (Shares of Beneficial Interest), Article X (Shareholders), Article XI (Duration; Termination of Trust; Amendment; Mergers, Etc.) and Article XII (Miscellaneous) of the Declaration of Trust (Exhibit 2(a) hereto), and the By-Laws (Exhibit 2(b) hereto).

e.	Automatic Dividend Reinvestment Plan[2]

f.	None

g.1	Investment Management Agreement between Registrant and Little Harbor Advisors, LLC (the “Investment Manager”) [2]
g.2	Investment Sub-Advisory Agreement between the Investment Manager and Argonaut Management, L.P. [2]
g.3	Investment Sub-Advisory Agreement between the Investment Manager and Buckingham Capital Management, Inc. [2]
g.4	Investment Sub-Advisory Agreement between the Investment Manager and Calypso Capital Management, LP. [2]
g.5	Investment Sub-Advisory Agreement between the Investment Manager and Corsair Capital Management, L.P.[2]
g.6	Investment Sub-Advisory Agreement between the Investment Manager and Eclipse Capital Management, Inc. [2]
g.7	Investment Sub-Advisory Agreement between the Investment Manager and New Generation Advisors, LLC[2]

g.8	Investment Sub-Advisory Agreement between the Investment Manager and Paskewitz Asset Management, LLC[2]
g.9	Investment Sub-Advisory Agreement between the Investment Manager and Revolution Capital Management LLC[2]
g.10	Investment Sub-Advisory Agreement between the Investment Manager and Royal Capital Management, LLC [2]
g.11	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and Argonaut Management, L.P. [2]
g.12	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and Buckingham Capital Management, Inc. [2]
g.13	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and Calypso Capital Management, LP [2]
g.14	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and Corsair Capital Management, L.P. [2]
g.15	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and Eclipse Capital Management, Inc. [2]
g.16	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and New Generation Advisors, LLC [2]
g.17	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and Paskewitz Asset Management, LLC [2]
g.18	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and Revolution Capital Management LLC [2]
g.19	Amendment to Investment Sub-Advisory Agreement between the Investment Manager and Royal Capital Management, LLC. [2]
g.20	Investment Sub-Advisory Agreement between the Investment Manager and Hadron Capital, LLP [4]
g.21	Investment Sub-Advisory Agreement between the Investment Manager and Zadig Gestion (Luxembourg) S.A. [4]

h.1	Distribution Agreement between Registrant and Foreside Fund Services, LLC[2]

h.2	Form of Dealer Selling Agreement[2]

i.	None

j.1	Custody Agreement between Registrant and UMB Bank, n.a. [2]

j.2	Delegation Agreement between Registrant and UMB Bank, n.a. [2]

j.3	Escrow Agreement between Registrant and UMB Bank, n.a. [2]

k.1	Shareholder Service Agreement between the Fund and the Investment Manager[2]

k.2	Amended and Restated Agreement to Waive/Reimburse Certain Fees between the Fund and the Investment Manager [3]

k.3	Administration, Fund Accounting, Transfer Agent and Recordkeeping Agreement between Registrant and UMB Bank, n.a. [2]

l.	Opinion and consent of Nutter, McClennen & Fish LLP dated June 27, 2014 as to the Registrant’s Shares [2]

m.	None

n.1	Consent of McGladrey LLP dated August 5, 2014 [3]

n.2	Consent of McGladrey LLP dated July 29, 2015 *

o.	None

p.	Subscription Agreement of the initial investor dated May 7, 2014 [2]

q.	None

r.1	Code of Ethics of Registrant [2]

r.2	Code of Ethics of the Investment Manager[2]

r.3 r.3.1	Code of Ethics of Argonaut Management, L.P. [2] Revised Code of Ethics of Argonaut Management, L.P.*
r.4 r.4.1	Code of Ethics of Buckingham Capital Management, Inc. [2] Revised Code of Ethics of Buckingham Capital Management, Inc.*
r.5	Code of Ethics of Calypso Capital Management, LP. [2]
r.6 r.6.1	Code of Ethics of Corsair Capital Management, L.L.C. [2] Revised Code of Ethics of Corsair Capital Management, L.L.C.*
r.7 r.7.1	Code of Ethics of Eclipse Capital Management, Inc. [2] Revised Code of Ethics of Eclipse Capital Management, Inc.*
r.8	Code of Ethics of New Generation Advisors, LLC [2]
r.9 r.9.1	Code of Ethics of Paskewitz Asset Management, LLC [2] Revised Code of Ethics of Paskewitz Asset Management, LLC*
r.10 r.10.1	Code of Ethics of Revolution Capital Management, LLC [2] Revised Code of Ethics of Revolution Capital Management, LLC*
r.11	Code of Ethics of Royal Capital Management, LLC [2]

r.12	Code of Ethics of Hadron Capital, LLP [4]
r.13	Code of Ethics of Zadig Gestion (Luxembourg) S.A.[4]
s.	Power of Attorney[2]

*	Filed herewith
[1]	Previously filed with the SEC as part of the Registration Statement under the 1933 Act and 1940 Act on October 11, 2013, and hereby incorporated by reference.
[2]	Previously filed with the SEC as part of pre-effective Amendment No. 3 to the Registration Statement under the 1933 Act and 1940 Act on June 30, 2014.
[3]	Previously filed with the SEC as part of pre-effective Amendment No. 4 to the Registration Statement under the 1933 Act and 1940 Act on August 5, 2014.
[4]	Previously filed with the SEC as part of post-effective Amendment No. 1 to the Registration Statement under the 1933 Act and 1940 Act on June 1, 2015.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution

Not applicable.

Item 28.	Persons Controlled by or Under Common Control
None.

Item 29.	Number of Holders of Securities

At June 1, 2015:

Title of Class	Number of Record Holders
Shares of beneficial interest	49

Item 30.	Indemnification

Reference is made to Article V (Limitations of Liability and Indemnification) of the Declaration of Trust (Exhibit 2(a) hereto), which is incorporated herein by reference.

In addition, the Fund will obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to the Trustees and executive officers of the Fund against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a Trustee or executive officer, including claims relating to public securities matters, and to the Fund with respect to payments that may be made by the Fund to these Trustees and executive officers pursuant to the Fund’s indemnification obligations or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to Trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s Agreement and Declaration of Trust, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

The Investment Manager is the investment adviser to the Fund, and its business is summarized in Part A and Part B of this Registration Statement under the sections entitled “Management of the Fund” and “Investment Management and Other Services,” respectively.  Information as to any other businesses, professions, vocations or employments of a substantial nature engaged in by officers of the Investment Manager during the last two fiscal years is incorporated by reference to Form ADV filed by the Investment Manager with the SEC under the Investment Advisers Act of 1940, as amended (SEC File No. 801-78486).

Item 32.	Location of Accounts and Records

Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder include:

The Investment Manager and Portfolio Advisers:

Little Harbor Advisors, LLC
30 Doaks Lane
Marblehead, Massachusetts 01945

Argonaut Management, L.P.
546 Fifth Avenue, 17th Floor
New York, New York 10036

Buckingham Capital Management, Inc.
485 Lexington Avenue, 3rd Floor
New York, New York 10017

Corsair Capital Management, L.P.
366 Madison Avenue, 12th Floor
New York, New York 10017

Eclipse Capital Management, Inc.
7700 Bonhomme Avenue #500
St. Louis, Missouri 63105

Hadron Capital, LLP
5 Royal Exchange Buildings
London, EC3V 3NL
England

New Generation Advisors, LLC
49 Union Street
Manchester, Massachusetts 01944

Paskewitz Asset Management, LLC
100 Plainfield Avenue, Suite 1
Edison, New Jersey 08817

Revolution Capital Management, LLC
520 Zang Street, Suite 209
Broomfield, Colorado 80021

Zadig Gestion (Luxembourg) S.A
70C route d’Arlon
L-8008 Strassen
Luxembourg

Registrant’s Custodian:

UMB Bank, N.A.
928 Grand Boulevard
Kansas City, Missouri 64106

Registrant’s Transfer Agent:

UMB Fund Services, Inc.
235 W. Galena Street
Milwaukee, Wisconsin 53212

Item 33.	Management Services

None.

Item 34.	Undertakings

The Registrant undertakes the following:

1.	To suspend the offering of Shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus;

2.	Not applicable;

3.	Not applicable;

4.	(a)	To file during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)
For the purpose of determining liability of the Registrant under the Securities Act, to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
(2)
The portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

5.	For purposes of determining any liability under the Securities Act:

(a)	The information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	Each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof; and

6.	To send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

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SIGNATURES

Pursuant to the requirements of the Securities Act and the 1940 Act, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under rule 486(b) under the Securities Act and it has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Marblehead and the Commonwealth of Massachusetts on the 29th day of July, 2015.

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

By:	/s/ John Hassett
John J. Hassett
President

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Brian Barefoot*	Trustee	July 29, 2015
Brian M. Barefoot

/s/ David Losito*	Trustee	July 29, 2015
David J. Losito, Jr.

/s/ Joseph Lyons*	Trustee	July 29, 2015
Joseph M. Lyons

/s/ John Hassett	President (Principal Executive Officer)	July 29, 2015
John J. Hassett

/s/ David Hausler	Treasurer (Principal Financial and Accounting Officer)	July 29, 2015
David P. Hausler

*By:	/s/ John Hassett
John J. Hassett**

Date:	July 29, 2015

**   Attorney-in-Fact pursuant to Power of Attorney

Signature Page

EXHIBIT LIST

Description	Exhibit Number
Consent of McGladrey LLP dated July 29, 2015	n.2
Revised Code of Ethics of Argonaut Management, L.P.	r.3.1
Revised Code of Ethics of Buckingham Capital Management, Inc.	r.4.1
Revised Code of Ethics of Corsair Capital Management, L.L.C.	r.6.1
Revised Code of Ethics of Eclipse Capital Management, Inc.	r.7.1
Revised Code of Ethics of Paskewitz Asset Management, LLC	r.9.1
Revised Code of Ethics of Revolution Capital Management, LLC	r.10.1